 Exhibit 99.1

Notice of Annual and Special Meeting
of Shareholders
Friday, April 26, 2024
Management Information Circular

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact the Company’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll-Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

AGNICO EAGLE MINES LIMITED
145 King Street East, Suite 400
Toronto, Ontario,
M5C 2Y7
NOTICE OF 2024 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Date:	Friday, April 26, 2024
Time:	11:00 a.m. (Toronto time)
Place:	Hybrid
Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 and online at https://meetnow.global/MFJPVMP
Business of the Meeting:	1. Receipt of the financial statements of Agnico Eagle Mines Limited (the “Company”) for the year ended December 31, 2023 and the auditors’ report on the statements;
2. Election of directors;
3. Appointment of auditors;
4. Consideration of and, if deemed advisable, the passing of an ordinary resolution approving an amendment to the Company’s Incentive Share Purchase Plan;
5. Consideration of and, if deemed advisable, the passing of a non-binding, advisory resolution accepting the Company’s approach to executive compensation; and
6. Consideration of any other business which may be properly brought before the Annual and Special Meeting of Shareholders (the “Meeting”).
IMPORTANT NOTICE
The Company is conducting a hybrid Meeting that will allow registered shareholders and duly appointed proxyholders to participate both online and in person. Registered shareholders, non-registered (beneficial) shareholders and duly appointed proxyholders will be able to attend the virtual Meeting, ask questions and vote, all in real time through an online portal, provided that they are connected to the Internet and carefully follow the instructions set out in the accompanying management information circular (the “Circular”) and form of proxy or voting instruction form, as applicable. Non-registered shareholders who do not follow the procedures set out in the Circular and related proxy materials will be able to listen to a live webcast of the Meeting as guests, but will not be able to ask questions or vote. For shareholders wishing to attend the Meeting virtually, the Company has also filed a “Virtual AGM User Guide” under the Company’s issuer profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. A copy of the Virtual AGM User Guide is also available on the Company’s website www.agnicoeagle.com under “Investor Relations — Financial Information”.
You have received this Circular because you owned common shares of Agnico Eagle Mines Limited on March 15, 2024. Regardless of whether a shareholder plans to attend the Meeting in person or virtually, the Company encourages all shareholders to vote in advance of the Meeting. Registered shareholders may vote their proxies by mail, phone or via the Internet. To be effective at the Meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 11:00 a.m. (Toronto time) on April 24, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. Non-registered shareholders will receive a voting instruction form from their intermediaries and must carefully follow the instructions on the voting instruction form. Intermediaries may set deadlines for voting that are further in advance of the Meeting than those set out in the Circular. For additional information on how to vote in advance of the Meeting and how to attend the Meeting, whether in person or virtually, shareholders should carefully review “Section 1: Voting Information” in the Circular.
By order of the Board of Directors
Christopher Vollmershausen
Executive Vice-President, Legal,
General Counsel & Corporate Secretary
March 22, 2024
To be effective at the Meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 11:00 a.m. (Toronto time) on April 24, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.

MANAGEMENT INFORMATION CIRCULAR
This Management Information Circular (the “Circular”) and accompanying proxy materials are provided in connection with the solicitation by the management of Agnico Eagle Mines Limited (the “Company”) of proxies for use at the Annual and Special Meeting of Shareholders to be held on April 26, 2024 (the “Meeting”). Unless otherwise indicated, all information in this Circular is given as at March 15, 2024 and all dollar amounts are stated in United States dollars (“U.S. dollars”, “$” or “US$”). Certain information in this Circular is presented in Canadian dollars (“C$”).

Summary of Governance & Compensation Practices
To assist shareholders in locating certain frequently consulted information with respect to the Company’s Governance and Compensation Practices, set out below are the locations of specific governance and compensation information organized by topic.
Page
Governance Practices
Agnico Eagle Does:
• Conduct a Hybrid Meeting	6
• Elect Each Director Individually	14-21
• Have a Majority Voting Policy	28
• Have an Independent Lead Director	A-2
• Have Fully Independent Committees	22,A-7
• Have Director Shareholding Guidelines	25
• Have an Outside Board Participation Policy	28
• Have a Board Diversity Policy	29
• Set Targets for Female Directors	29
• Perform Annual Director Assessments	30,A-10
• Have Board Renewal Practices	30
• Have Robust Director Education Programs	30-32
• Have Succession Plans	83
• Engage with Shareholders	32-33
• Have Board Oversight of Cybersecurity Programs	35,A-7
• Have Board Oversight of Climate Change Related Risks & Opportunities	35,A-9
Compensation Practices
Agnico Eagle Does:
• Align Pay With Performance	45
• Have a “Say on Pay” Vote	38-39
• Have Caps on STIP Payments to NEOs	50
• Have a Recoupment Policy	68
• Have an Anti-Hedging Policy	47-48
• Have Executive Shareholding Guidelines	68
• Have Double Trigger Change of Control Provisions	82-83
• Focus on Performance-Based LTIP	43,63-67
• Select an Appropriate Peer Group	48-49
• Disclose PSU Vesting Conditions	67,73-74
• Disclose STIP Targets and Calculations	51-60
• Disclose CEO Realizable Pay	76-77
Agnico Eagle Does Not:
• Guarantee Bonuses	60
• Grant Options to Executives	63,74-75
• Pay One-Time or Special Cash Bonuses	41,50
• Make Loans to Directors or Officers	84
• Encourage Excessive Risk Taking	47-48

Notes to Readers
Forward-Looking Statements
The information in this Circular has been prepared as at March 15, 2024. Certain statements contained in this Circular constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this Circular, the words “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements. In particular, this Circular contains forward-looking statements pertaining to the Company’s plans with respect to compensation plans and practices and governance practices. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company’s management’s discussion and analysis for the year ended December 31, 2023 (the “MD&A”) and the Company’s annual information form for the year ended December 31, 2023 dated as of March 22, 2024 (the “AIF”). Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.
Note Concerning Estimates of Mineral Reserves and Mineral Resources
The mineral reserve and mineral resource estimates contained in this Circular have been prepared in accordance with the Canadian securities administrators’ (the “CSA”) National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).
Effective February 25, 2019, the United States Securities and Exchange Commission’s (the “SEC”) disclosure requirements and policies for mining properties were amended to more closely align with current industry and global regulatory practices and standards, including NI 43-101. However, Canadian issuers that report in the United States using the Multijurisdictional Disclosure System (“MJDS”), such as the Company, may still use NI 43-101 rather than the SEC disclosure requirements when using the SEC’s MJDS registration statement and annual report forms. Accordingly, mineral reserve and mineral resource information contained in this Circular may not be comparable to similar information disclosed by U.S. companies.
Investors are cautioned that while the SEC now recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports in this Circular are or will be economically or legally mineable.
Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.
The mineral reserve and mineral resource data set out in this Circular are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See “Operations & Production — Mineral Reserves and Mineral Resources” in the AIF for additional information.

As at December 31, 2023, the Company had proven mineral reserves of 6.43 million ounces of gold from 205.1 million tonnes grading 0.98 grams per tonne (“g/t”) gold, probable mineral reserves of 47.4 million ounces of gold from 1,082.2 million tonnes grading 1.36 g/t gold, measured mineral resources of 4.6 million ounces of gold from 107.2 million tonnes grading 1.32 g/t gold, indicated mineral resources of 39.4 million ounces of gold from 1,081.4 million tonnes grading 1.13 g/t gold and inferred mineral resources of 33.1 million ounces of gold from 411.0 million tonnes grading 2.50 g/t gold.
For scientific and technical information about the Company’s mines and projects, please refer to the AIF.
Note to Investors Concerning Certain Measures of Performance
This Circular discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce” and “free cash flow”, that are not standardized measures under IFRS. These measures may not be comparable to similar measures reported by other issuers. For a discussion of the composition and usefulness as well as a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS and an explanation of the composition of such measures and how such measures provide useful information to investors, see “Note to Investors Concerning Certain Measures of Performance” in the MD&A, which is incorporated by reference into this Circular.

SECTION 1: VOTING INFORMATION
IMPORTANT NOTICE
The Company is conducting a hybrid Meeting that will allow registered shareholders and duly appointed proxyholders to participate both online and in person. The Company is providing the virtual format in order to provide shareholders with an equal opportunity to attend and participate at the Meeting. Registered shareholders, non-registered (beneficial) shareholders and duly appointed proxyholders will be able to attend the virtual Meeting, ask questions, and vote, all in real time through an online portal, provided that they are connected to the Internet and carefully follow the instructions set out in this Circular and form of proxy or voting instruction form, as applicable. Non-registered shareholders who do not follow the procedures set out in this Circular and related proxy materials will be able to listen to a live webcast of the Meeting as guests, but will not be able to ask questions or vote.
Please carefully read this section of the Circular, as it contains important information explaining how shareholders can vote in advance of the Meeting and how shareholders and duly appointed proxyholders can attend, ask questions and vote at the Meeting in real time. The Company has also filed a “Virtual AGM User Guide” under the Company’s issuer profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. A copy of the Virtual AGM User Guide is also available on the Company’s website www.agnicoeagle.com under “Investor Relations — Financial Information”.
Physical access to the Meeting at Arcadian Court, 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4 will begin at approximately 10:00 a.m. (Toronto time) and online access to the virtual Meeting will begin at approximately 10:30 a.m. (Toronto time). Shareholders and duly appointed proxyholders that wish to attend the Meeting are encouraged to arrive in person or log in at the applicable time by following the instructions below.
Your vote is important. Whether or not you plan to attend the Meeting, please vote as soon as possible by one of the methods described below to ensure that your common shares are represented and voted at the Meeting. Shareholders who have questions about voting their common shares or attending the Meeting should contact the Company’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group (“Laurel Hill”), at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by e-mail at assistance@laurelhill.com.
To see the results of voting on the matters submitted to the Company’s annual and special meeting of shareholders held on April 28, 2023, see Appendix E.
Who is soliciting my proxy?
The management of the Company is soliciting your proxy for use at the Meeting.
How are proxies solicited?
The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by phone, email, Internet, fax transmission or other electronic means of communication by directors, officers, employees or representatives of the Company. The cost of this solicitation will be paid by the Company. In addition, Laurel Hill has been engaged by the Company in connection with the Meeting as the Company’s proxy solicitation agent and shareholder communications advisor. Laurel Hill will receive a fee of approximately C$60,000 for services provided, plus reasonable out-of-pocket expenses.
How are proxy materials delivered to shareholders?
Proxy materials are sent to registered shareholders directly. Proxy materials are sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such securities on your behalf. The Company pays the cost of delivery of proxy materials for all registered and non-registered shareholders, including to intermediaries for delivery to objecting non-registered shareholders.

What will I be voting on?
You will be voting on:
•
the election of directors (page 14);

•
the appointment of Ernst & Young LLP as the Company’s auditors (page 35);

•
an amendment to the Company’s Incentive Share Purchase Plan (the “Incentive Share Purchase Plan”) (page 37);

•
a non-binding, advisory resolution on the Company’s approach to executive compensation (page 38); and

•
other business brought before the Meeting if any other matter is put to a vote.

What else will happen at the Meeting?
The financial statements for the year ended December 31, 2023, together with the auditors’ report on such statements, will be presented at the Meeting.
How will these matters be decided at the Meeting?
A majority of votes cast, by proxy or in person (including through the virtual Meeting interface), will constitute approval of each of the matters specified in this Circular.
How many votes do I have?
You will have one vote for each common share of the Company you own at the close of business on March 15, 2024, the record date for the Meeting (the “Record Date”). To vote common shares that you acquired after the Record Date, you must, no later than the commencement of the Meeting:
•
request that the Company add your name to the list of voters; and

•
properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred to you.

How many shares are eligible to vote?
At the close of business on the Record Date, there were 498,940,643 common shares of the Company outstanding. Each common share held at that date entitles its holder to one vote. To the knowledge of the directors and officers of the Company, no person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.
How many shareholders are required for a quorum?
The Company must have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the outstanding common shares of the Company. Shareholders who participate in or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.
Why is the Company holding a hybrid Meeting?
The Company believes the Meeting is an important occasion for the board of directors of the Company (the “Board of Directors” or the “Board”), management and shareholders to come together and participate in decisions relating to the governance and other business of the Company. The Company believes that offering the opportunity for shareholders to participate in the Meeting via live webcast in addition to hosting a physical Meeting will allow all shareholders to have an equal opportunity to attend and be heard at the Meeting.
How do I vote?
You can vote in advance of the Meeting, you can vote at the Meeting, both online or in person, or you can appoint a third party to attend the Meeting, both online and in person, and vote your common shares for you. How you vote depends on whether you are a registered shareholder or a non-registered shareholder. You are a registered shareholder if the common shares that you own are registered directly in your name as reflected in the records of our transfer agent, Computershare Trust Company of Canada (“Computershare”). You are a non-registered shareholder if the common shares that you own are held by an intermediary, generally being a bank, trust company, investment dealer, clearing agency or other institution. If you are not sure whether you are a registered shareholder or a non-registered shareholder, please contact the Company’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill, by phone at 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (for collect calls outside of North America), or by email at assistance@laurelhill.com.
How can I vote in advance of the Meeting as a registered shareholder?
If you were a registered shareholder at the close of business on the Record Date, you can vote in advance of the Meeting by submitting a proxy. You can vote by proxy in any of the following ways:
By Phone:
Call Computershare toll free in North America at 1-866-732-8683 or outside North America at 1-312-588-4290. You will need your 15-digit control number, which can be found on your form of proxy. Please note that if you vote by phone you cannot appoint anyone other than the directors and officers named on your form of proxy as your proxyholder.

By Internet:	Access www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your form of proxy.
By Mail:	Complete, sign and date your form of proxy and return it to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department in the envelope provided.
If you vote by proxy, your proxy must be received no later than 11:00 a.m. (Toronto time) on April 24, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, regardless of the method you choose. If you do not date your proxy, we will assume the date to be the date on which it is mailed by the Company to the holder. If you vote by phone or via the Internet, do not return your form of proxy.
How can I attend the Meeting as a registered shareholder?
If you were a registered shareholder at the close of business on the Record Date, you will be able to attend, ask questions and vote at the Meeting in person or virtually. The online webcast will be in real time through the virtual meeting interface. To attend the virtual Meeting, access https://meetnow.global/MFJPVMP, click on the “Shareholder” button and enter your 15 digit control number found on your form of proxy. See below under the headings “How can I vote at the Meeting?” and “How can I ask questions at the Meeting?” for more information.
Can I appoint someone other than the directors and officers named in the form of proxy to represent me at the Meeting?
You may appoint a person (who need not be a shareholder), other than one of the directors or officers named in the form of proxy, to represent you and vote on your behalf at the Meeting, in person or virtually. To do so, insert that person’s name in the blank space provided in the form of proxy and follow the instructions for submitting the form of proxy. If you wish to appoint someone other than the directors and officers named in the form of proxy to represent you at the Meeting, you must use a voting method other than by phone.
Shareholders who wish to appoint a third party proxyholder to represent them at the virtual Meeting must take the additional step of registering their proxyholder with Computershare once their form of proxy has been submitted. To do so, shareholders must access http://www.computershare.com/AgnicoEagle no later than 11:00 a.m. (Toronto time) on April 24, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, and provide Computershare with the required proxyholder contact information so that Computershare may register your third party proxyholder and provide your third party proxyholder with an invite code for the Meeting via email. Failure to register your third party proxyholder will result in your third party proxyholder not receiving an invite code, which will prevent them from being able to ask questions or vote at the virtual Meeting. If your third party proxyholder is attending the Meeting in person, you DO NOT need to register their appointment online.
If you appoint a third party proxyholder, please ensure that they are aware that they have been appointed as your proxyholder and confirm that they will participate at the Meeting, either online or in person. If your third party proxyholder will attend the virtual Meeting, you should confirm that they have received their invite code prior to the Meeting. Once your third party proxyholder has been registered and received their invite code, they can attend the virtual Meeting by accessing https://meetnow.global/MFJPVMP, click on the “Shareholder” button and enter the invite code provided to them by Computershare. See below under the headings “How can I vote at the Meeting?” and “How can I ask questions at the Meeting?” for more information.
How will my shares be voted if I return a proxy?
On the form of proxy, you can indicate how you would like your proxyholder to vote your common shares for any matter put to a vote at the Meeting and on any ballot, and your common shares will be voted accordingly. If you have appointed the designated directors or officers of the Company as your proxyholder and you do not indicate how you want your common shares to be voted, they intend to vote your common shares in the following manner:
(i)
FOR the election of management’s nominees as directors;

(ii)
FOR the appointment of Ernst & Young LLP, as the Company’s auditors and the authorization of the directors to fix the remuneration of the auditors;

(iii)
FOR the proposed amendment to the Incentive Share Purchase Plan;

(iv)
FOR the acceptance of the Company’s approach to executive compensation; and

(v)
FOR management’s proposals generally.

What if I want to revoke my proxy?
Registered shareholders can revoke their proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to the Company’s address at Suite 400, 145 King Street East, Toronto, Ontario, M5C 2Y7, Attention: Corporate Secretary before the last business day preceding the day of the Meeting or any adjournment of the Meeting. In addition, if you log into the Meeting and accept the terms and conditions and you vote again at the Meeting, you will be revoking any and all previously submitted proxies. If you do not wish to revoke all previously submitted proxies, do not vote again at the virtual Meeting or only attend the virtual Meeting as a guest. See below under the heading “How can I attend the Meeting as a guest?” for more information.
If you are a non-registered shareholder and wish to revoke or change your prior instructions, you must contact your intermediary well in advance of the Meeting and follow its instructions. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Meeting than those set out elsewhere in this Circular and related proxy materials and, accordingly, any such revocation should be completed in coordination with your intermediary well in advance of the deadline for submitting forms of proxy or voting instruction forms to ensure it can be given effect to at the Meeting.
How can I vote in advance of the Meeting as a non-registered shareholder?
If your common shares are not registered in your name, they will be held by an intermediary, generally being a bank, trust company, investment dealer, clearing agency or other institution. Each intermediary has its own procedures that should be carefully followed by non-registered shareholders to ensure that your common shares are voted at the Meeting, including when and where the voting instruction form or form of proxy is to be delivered. If you are a non-registered shareholder, you should have received this Circular, together with either: (a) the voting instruction form from your intermediary to be completed and signed by you and returned to the intermediary in accordance with the instructions provided by the intermediary, or (b) a form of proxy, which has already been signed by the intermediary and is restricted as to the number of common shares beneficially owned by you, to be completed by you and returned to Computershare no later than 11:00 a.m. (Toronto time) on April 24, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting.
The majority of intermediaries now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to non-registered shareholders and asks non-registered shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). The Company may also use Broadridge’s QuickVote™ service to assist eligible non-registered shareholders with voting their common shares over the telephone. Eligible non-registered shareholders may be contacted by Laurel Hill to obtain voting instructions directly over the telephone.
How can I attend the Meeting as a non-registered shareholder?
If you are a non-registered shareholder and you wish to attend the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary. By doing so, you are instructing the intermediary to appoint you as proxyholder and you will be able to attend and vote your common shares at the Meeting, in person or virtually, subject to completing the additional steps below.
In order to attend and vote your common shares at the virtual Meeting, you must take the additional step of registering yourself as proxyholder with Computershare once you have submitted your voting instruction form. To do so, shareholders must access http://www.computershare.com/AgnicoEagle no later than 11:00 a.m. (Toronto time) on April 24, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, and provide Computershare with your contact information so that Computershare may provide you with an invite code for the Meeting via email. Failure to register yourself will result in you not receiving an invite code, which will prevent you from being able to ask questions or vote at the virtual Meeting. If you plan to attend the Meeting in person, you DO NOT need to register your appointment online. Once you have been registered and received your invite code, you can attend the virtual Meeting by accessing https://meetnow.global/MFJPVMP, click on the “Shareholder” button and enter the invite code provided to you by Computershare. See below under the headings “How can I vote at the Meeting?” and “How can I ask questions at the Meeting?” for more information.
Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to attend and vote at the Meeting.
Can I appoint someone other than the directors and officers named in the voting instruction form to represent me at the Meeting?
You may appoint a person (who need not be a shareholder), other than the directors or officers designated by the Company on your voting instruction form, to represent you and vote on your behalf at the Meeting, in person or virtually, subject to completing the additional steps below. To do so, insert that person’s name in the blank space provided in the voting instruction form and sent to you by your intermediary and follow all of the applicable instructions provided by your intermediary. By doing so, you are instructing the intermediary to appoint your appointee as proxyholder. If you wish to appoint someone other than the directors and officers named in the form of proxy to represent you at the Meeting, you must use a voting method other than by phone.
Shareholders who wish to appoint a third party proxyholder to represent them at the virtual Meeting must take the additional step of registering their proxyholder with Computershare once their voting instruction form has been submitted. To do so, shareholders must access

http://www.computershare.com/AgnicoEagle no later than 11:00 a.m. (Toronto time) on April 24, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting, and provide Computershare with the required proxyholder contact information so that Computershare may register your third party proxyholder and provide your third party proxyholder with an invite code for the Meeting via email. Failure to register your third party proxyholder will result in your third party proxyholder not receiving an invite code, which will prevent them from being able to ask questions or vote at the virtual Meeting. If your third party proxyholder is attending the Meeting in person, you DO NOT need to register their appointment online.
If you appoint a third party proxyholder, please ensure that they are aware that they have been appointed as your proxyholder and confirm that they will participate at the Meeting, either online or in person. If your third party proxyholder will attend the virtual Meeting, you should confirm that they have received their invite code prior to the Meeting. Once your third party proxyholder has been registered and received their invite code, they can attend the virtual Meeting by accessing https://meetnow.global/MFJPVMP, click on the “Shareholder” button and enter the invite code provided to them by Computershare. See below under the headings “How can I vote at the Meeting?” and “How can I ask questions at the Meeting?” for more information.
Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to have a third party proxyholder attend and vote at the Meeting on your behalf.
If you are a non-registered shareholder resident in the United States and you would like to attend the virtual Meeting, you must obtain a legal proxy, executed in your favour, from the registered shareholder and submit proof of your legal proxy reflecting the number of common shares of the Company you held as of the Record Date, along with your name and email address, to Computershare and also register your details with Computershare at www.computershare.com/AgnicoEagle in order to receive an invite code. You may submit a copy of your legal proxy to Computershare by mail at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department or by email at uslegalproxy@computershare.com. Requests for registration must be labelled as “Legal Proxy” and be received no later than 11:00 a.m. (Toronto time) on April 24, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. You will then receive a confirmation of your registration, with an invite code, by email from Computershare that will allow you to attend the virtual Meeting. You may also appoint someone else as the proxyholder for your common shares to represent you and vote on your behalf at the virtual Meeting by obtaining a legal proxy, executed in your proxyholder’s favour, from the holder of record and registering them with Computershare in the manner described above.
How can I vote at the Meeting?
If you are attending the Meeting as a registered shareholder or a duly appointed proxyholder (including a non-registered shareholder that has been properly appointed and registered with Computershare pursuant to the instructions above), you will be able to vote your common shares in person or through the virtual Meeting interface. If you are a non-registered holder, follow the instructions of your bank, broker or other intermediary.
If you are a registered shareholder and plan to attend the Meeting and want to vote your common shares in person, do not complete or return the enclosed form of proxy — your vote will be taken and counted at the Meeting. If you are a duly appointed proxyholder (including a non-registered shareholder that has been properly appointed and registered with Computershare pursuant to the instructions above), you must have signed and returned your voting instruction form prior to the Meeting following the instructions on the form. Your vote will be taken and counted at the Meeting so do not indicate your votes on the form. Please register with our transfer agent, Computershare, when you arrive at the Meeting to ensure your vote will be counted.
If you plan to attend the Meeting virtually and want to vote your common shares online, you must vote by using the virtual ballot provided to you during the Meeting on the virtual meeting interface. It is important that you are connected to the Internet at all times during the Meeting in order to vote when voting commences. It is the responsibility of each attendee to ensure connectivity for the duration of the Meeting. It is recommended that you log in approximately thirty minutes before the start of the Meeting. In addition, if you log into the Meeting and accept the terms and conditions and you vote again at the Meeting, you will be revoking any and all previously submitted proxies. If you do not wish to revoke all previously submitted proxies, do not vote again at the virtual Meeting or only attend the virtual Meeting as a guest. See below under the heading “How can I attend the Meeting as a guest?” for more information.
How can I ask questions at the Meeting?
If you are attending the Meeting as a registered shareholder or a duly appointed proxyholder (including a non-registered shareholder that has been properly appointed and registered with Computershare pursuant to the instructions above), questions can be submitted in person and online.
Questions may be asked at the virtual Meeting by using the text box of the virtual Meeting interface throughout the Meeting. Questions may be asked at the physical Meeting by raising your hand to indicate you have a question when the Chair of the Meeting provides opportunities to ask questions, and clearly stating your name and identifying yourself as a shareholder or proxyholder prior to asking your question.
Questions that relate to a specific motion must indicate which motion they relate to at the start of the question (e.g., “Directors”) and must be submitted and/or asked prior to voting on the motion so they can be addressed at the appropriate time during the Meeting. If questions do not indicate which motion they relate to or are received or asked after voting on the motion, they will be addressed during the general question and answer session after the formal business of the Meeting. Proper questions or comments submitted through the text box of the virtual Meeting interface will be read or summarized by a representative of the Company, after which the Chair of the Meeting will respond or direct the question to the appropriate person to respond. If several questions relate to the same or very similar topic, the Chair of the Meeting may group the questions and state that similar questions have been received. The Chair of the Meeting reserves the right to edit or reject questions that he or she considers inappropriate. The Chair has broad authority to conduct the Meeting in a manner that is fair to all shareholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question.
How can I attend the Meeting as a guest?
If you would like to access the virtual Meeting as a guest in listen only mode, click on the “Guest” button after accessing the virtual Meeting interface at https://meetnow.global/MFJPVMP and enter the information requested on the online form. Please note that you will not have the ability to ask questions or vote during the Meeting if you access the Meeting as a guest.
Non-registered shareholders who do not follow the procedures set out above and in their form of proxy or voting instruction form (including having themselves properly appointed and registered with Computershare pursuant to the instructions above), will not be able to attend, vote or ask questions at the Meeting and will only be able to listen to a live webcast of the virtual Meeting as guests.
If you would like to attend the physical Meeting as a guest you are welcome to do so. Please note that only registered shareholders or duly appointed proxyholders will have the ability to ask questions or vote during the Meeting.
What should I do if I experience technical difficulties during registration or in accessing and attending the virtual Meeting?
If you experience technical difficulties during the registration process or if you encounter difficulties while accessing and attending the Meeting, please contact Computershare, the provider of the virtual meeting interface, at 1-888-724-2416 (or at 1-781-575-2748).

VOTING IS EASY. VOTE WELL IN ADVANCE OF THE PROXY DEADLINE ON APRIL 24 AT 11:00AM EST
Registered Shareholders	Non-Registered (Beneficial) Shareholders
Common shares held in own name and represented by a physical certificate or direct registration statement (DRS)	Common shares held with a bank, broker or other intermediary
Internet	www.investorvote.com	www.proxyvote.com
Phone	1-866-732-8683	Call the applicable number listed on the voting instruction form
Mail	Return the form of proxy in the enclosed postage paid envelope	Return the voting instruction form in the enclosed postage paid envelope
Questions or Require Voting Assistance?
Contact our proxy solicitation agent:
North America Toll Free: 1-877-452-7184
Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

SECTION 2: BUSINESS OF THE MEETING
Election of Directors
The articles of the Company provide for a minimum of five and a maximum of fifteen directors. By special resolution of the shareholders of the Company approved at the annual and special meeting of the Company held on June 27, 1996, the shareholders authorized the Board of Directors to determine the number of directors within the minimum and maximum. The number of directors to be elected at the Meeting is 11, as determined by the Board of Directors by a resolution passed on March 8, 2024. The Board of Directors has determined that a Board size of 11 directors is sufficient to provide a diversity of gender, age, education, skills, geographic representation, competencies and opinions, and to allow for effective committee organization, while at the same time being small enough to facilitate efficient meetings and decision-making at meetings.
The names of the proposed nominees for election as directors are set out below. Each nominee is currently a member of the Board of Directors, and has consented to serve as a director if elected at the Meeting and will hold office until the next annual meeting of shareholders of the Company or until his or her successor is elected or appointed or the position is vacated. Management of the Company does not currently know of any reason why any director nominee will be unable to serve as a director but, if any nominee should be unable to serve for any reason prior to the Meeting, the persons named on the enclosed form of proxy reserve the right to vote in their discretion for other nominees as directors.
The Board of Directors does not have a mandatory retirement policy for directors based solely on age nor does it have any term limits or similar mechanisms in place for forcing the renewal or replacement of directors. Rather, while the Company acknowledges that there are benefits to adding new perspectives to the Board of Directors from time to time, the Company believes that this can happen naturally without mechanisms such as term limits. In addition, the Company believes that there are also benefits that result from continuity and the experience and knowledge that comes from longer service on a board because of the complex, critical issues that boards face.
Due in part to the Company’s practice of conducting robust annual evaluations of the Board of Directors, each committee of the Board of Directors (“Committees”) and individual directors, the Board of Directors approved and adopted a resignation policy primarily based on the directors’ performance, commitment, skills and experience. As set out in greater detail under “Board of Directors Governance Matters” and “Appendix A: Statement of Corporate Governance Practices — Assessment of Directors” below, each of the directors’ performances is evaluated annually and the Company uses a rigorous identification and selection process for any new director nominees, which includes the consideration of a variety of factors, including diversity and the desired skills, experiences, competencies and qualifications needed for potential nominees having regard to the strategies, needs and best interests of the Company, the Board of Directors and the Committees.
The persons named on the enclosed form of proxy intend to VOTE FOR the election of each of the proposed nominees whose names are set out below and who are all currently directors of the Company unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of a proposed nominee.
The security ownership information set out below reflects ownership of (i) common shares of the Company, (ii) Restricted Share Units (“RSUs”) under the Company’s Restricted Share Unit Plan (the “RSU Plan”) (see “Compensation and Other Information — RSU Plan” on page 72 of this Circular), and (iii) Deferred Share Units (“DSUs”) under Kirkland Lake Gold Ltd.’s (“Kirkland Lake Gold”) deferred share unit plan (the “Legacy DSU Plan”) (as described below), in each case as at March 15, 2024. The common share ownership information set out below does not include common shares underlying unvested RSUs or DSUs. The RSU and DSU ownership information set out below includes only unvested RSUs and DSUs — there are no vested RSUs or DSUs.
The Company and Kirkland Lake Gold entered into a definitive merger agreement dated September 28, 2021 (the “Merger Agreement”) to effect a merger of equals by way of a court-approved plan of arrangement of Kirkland Lake Gold under the Business Corporations Act (Ontario) (the “Merger”).

The Merger closed on February 8, 2022. The Legacy DSU Plan was assumed by the Company under the Merger Agreement and, following the closing of the Merger, each DSU that was held by a former Kirkland Lake Gold director who became a director of the Company remained outstanding in accordance with the terms of the Legacy DSU Plan and was adjusted to reflect the “Exchange Ratio” provided for in the Merger Agreement. Effective as of February 8, 2022, each former Kirkland Lake Gold director who became a director of the Company commenced participation in the RSU Plan and now receive RSUs in respect of their service as a director of the Company. Under the terms of the Legacy DSU Plan, DSUs can only be redeemed on the cessation of service or death of the director, and are settled in cash based on the “Market Price” of the Company’s common shares at the time of redemption. Effective as of February 8, 2022, no additional DSUs may be issued under the Legacy DSU Plan.
The “Value of At-Risk Investment” information set out in the biographies below indicates the total market value of common shares, RSUs and/or DSUs (all RSUs and DSUs are unvested) held by a director based on the closing price of the Company’s common shares on the Toronto Stock Exchange (the “TSX”) of C$75.78 on March 15, 2024. Directors are not eligible to receive options (“Options”) to purchase common shares of the Company pursuant to the Company’s Stock Option Plan (the “Stock Option Plan”). The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS
The proposed nominees for election as directors are set out below.
Leona Aglukkaq	Age: 57	Independent
Diversity Factors: Female, Aboriginal	2023 Voting Result: 96.12%	Director since 2021

Ms. Aglukkaq, of Dundee, Nova Scotia, Canada, is an experienced politician and government administrator originally from the Kitikmeot Region of Nunavut. She was first elected as a Member of Parliament in 2008 and, in 2009, became the first Inuk in Canadian history to be appointed to Cabinet (as Minister of Health). In addition to her Federal government experience, Ms. Aglukkaq has broad public government exposure, including international diplomatic experience as Chair of the Arctic Council (2012-2015), a leading intergovernmental forum promoting cooperation, coordination and interaction among the Arctic states, Arctic Indigenous communities and other Arctic inhabitants on common Arctic issues, in particular on issues of sustainable development and environmental protection in the Arctic. Ms. Aglukkaq also has territorial government experience as both an elected official and a public official in the governments of Nunavut and the Northwest Territories, and as a founding member of the Nunavut Impact Review Board. In 2021, Ms. Aglukkaq received the Women in Mining Canada Indigenous Trailblazer Award. Ms. Aglukkaq is a graduate of Arctic College, NWT (Public and Business Administration) and holds a Certification in Human Resources from the University of Winnipeg.

Value of At-Risk Investment(1) $773,347	Board/Committee Memberships	Attendance at Meetings during 2023
1,774 Common Shares 12,000 RSUs Has until March 11, 2026 (five years from joining the Board) to meet director shareholding requirements	Board of Directors Compensation (Chair) Health, Safety, Environment and Sustainable Development	6/6 (100%) 3/3 (100%) 4/4 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—
Ammar Al-Joundi	Age: 59	Non-Independent
Diversity Factors: Visible Minority	2023 Voting Result: 98.36%	Director since 2022

Mr. Al-Joundi, of Toronto, Ontario, Canada, is the President & Chief Executive Officer of Agnico Eagle, a position he has held since February 23, 2022. Prior to his appointment as President & Chief Executive Officer, Mr. Al-Joundi served as President from April 6, 2015. From September 2010 to June 2012, Mr. Al-Joundi was Senior Vice-President & Chief Financial Officer of Agnico Eagle. Prior to returning to Agnico Eagle in 2015, Mr. Al-Joundi served in various roles at Barrick Gold Corporation (“Barrick”), including as Chief Financial Officer from July 2012 to February 2015, Senior Executive Vice-President from July 2014 to February 2015 and Executive Vice-President from July 2012 to July 2014. Prior to joining Agnico Eagle in 2010, Mr. Al-Joundi spent 11 years at Barrick serving in various senior financial roles, including Senior Vice-President of Capital Allocation and Business Strategy, Senior Vice-President of Finance, and Executive Director and Chief Financial Officer of Barrick South America. Prior to joining the mining industry, Mr. Al-Joundi served as Vice-President, Structured Finance at Citibank, Canada. Mr. Al-Joundi is a graduate of Western University (M.B.A. (Honours)) and the University of Toronto (BASc (Mechanical Engineering)).

Value of At-Risk Investment(1) $15,154,262	Board/Committee Memberships	Attendance at Meetings during 2023
197,411 Common Shares (having an At-Risk Investment value of $11,083,720) 72,500 RSUs (having an At-Risk Investment value of 4,070,542) 72,500 PSUs* Meets executive shareholding requirements	Board of Directors	6/6 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Canadian Imperial Bank of Commerce	Risk Management Committee

*
Performance Share Units (“PSUs”) under the Company’s Share Unit Plan (the “PSU Plan”) (see “Compensation and Other Information — PSU Plan” on page  73 of this Circular). These PSUs are not included in the “Value of At-Risk Investment” set out in Mr. Al-Joundi’s biography.

Sean Boyd, FCPA, FCA	Age: 65	Non-Independent
Diversity Factors: n/a	2023 Voting Result: 93.60%	Director since 1998

Mr. Boyd, of King City, Ontario, Canada, is the Chair of the Board of Agnico Eagle. Mr. Boyd has been with Agnico Eagle since 1985. Prior to his appointment as Chair on December 31, 2023, Mr. Boyd was the Executive Chair of the Board from February 2022 until his retirement on December 31, 2023, and was Vice-Chairman and Chief Executive Officer from 2015 to 2022, Vice-Chairman, President and Chief Executive Officer from 2012 to 2015, Vice-Chairman and Chief Executive Officer from 2005 to 2012, President and Chief Executive Officer from 1998 to 2005, Vice President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a Chartered Professional Accountant (FCPA, CA) and a graduate of the University of Toronto (B.Comm.).

Value of At-Risk Investment(1) $14,221,462	Board/Committee Memberships	Attendance at Meetings during 2023
253,297 Common Shares Nil RSUs Meets director shareholding requirements	Board of Directors (Chair)	6/6 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—
Martine A. Celej	Age: 58	Independent
Diversity Factors: Female	2023 Voting Result: 80.09%	Director since 2011

Ms. Celej, of Toronto, Ontario, Canada, is a Senior Portfolio Manager with RBC Dominion Securities Inc. and has been in the investment industry since 1989. Ms. Celej is a graduate of Victoria College at the University of Toronto (B.A. (Honours)).

Value of At-Risk Investment(1) $1,731,019	Board/Committee Memberships	Attendance at Meetings during 2023
18,831 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Compensation Committee	6/6 (100%) 6/6 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—

Jonathan Gill, P.Eng, ICD.D	Age: 79	Independent
Diversity Factors: n/a	2023 Voting Result: 96.88%	Director since 2022

Mr. Gill, of Toronto, Ontario, Canada, now retired, is a Professional Engineer with more than 60 years of mining experience, including holding senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia, is a former Employer Chair of Ontario’s Mining Legislative Review Committee and sits on the board of directors of the non-profit Mining Innovation Rehabilitation and Applied Research Corporation (MIRARCO). Mr. Gill is a graduate of Sunderland Technical College (H.N.D (Mining) and First Class Certificate in Competency (Mines Manager Certificate)) and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Gill was on the board of directors of Kirkland Lake Gold prior to the Merger in February 2022.

Value of At-Risk Investment(1) $1,639,726	Board/Committee Memberships	Attendance at Meetings during 2023
nil Common Shares 2,000 RSUs 27,205 DSUs Meets director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development Technical (Chair)	6/6 (100%) 4/4 (100%) 4/4 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—
Peter Grosskopf, CFA	Age: 58	Independent
Diversity Factors: n/a	2023 Voting Result: 87.41%	Director since 2022

Mr. Grosskopf, of Toronto, Ontario, Canada, has more than 35 years of experience in the financial services industry. Currently, he is Chairman of SCP Resource Finance LP. Prior to this, he was Chief Executive Officer of Sprott Capital Partners and an advisor to Sprott’s private resource strategies, and before that he was Chief Executive Officer at Sprott Inc., where he was responsible for strategy and managing the firm’s private resource investment businesses. Prior to joining Sprott Inc, he was President of Cormark Securities Inc. and a co-founder of Newcrest Capital Inc. (which was acquired by the TD Bank Financial Group in 2000). Mr. Grosskopf is a CFA® charterholder and a graduate of Western University (HBA and MBA). Mr. Grosskopf was on the board of directors of Kirkland Lake Gold prior to the Merger in February 2022.

Value of At-Risk Investment(1) $1,544,504	Board/Committee Memberships	Attendance at Meetings during 2023
12,435 Common Shares 8,000 RSUs 7,074 DSUs Meets director shareholding requirements	Board of Directors Compensation Committee Corporate Governance Committee (Chair)	6/6 (100%) 6/6 (100%) 4/4 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Alaris Equity Partners Income Trust (Chair)	—

Elizabeth Lewis-Gray, FAusIMM, FTSE, GAICD	Age: 62	Independent
Diversity Factors: Female	2023 Voting Result: 96.99%	Director since 2022

Ms. Lewis-Gray, of Ballarat, Australia, is co-founder and currently Chair of technology company Gekko Systems following 25 years as Managing Director/CEO. Founder and now Patron of CEEC (Coalition for Eco-Efficient Comminution), Ms. Lewis-Gray was visionary in the establishment of this not-for-profit organization whose global vision is to reduce energy consumption and improve energy efficiency in the mining industry. Ms. Lewis-Gray has served as a member of the Australian Gold Council, the Australian Federal Government’s Innovation Australia Board and National Precincts Board and the Victorian Government’s Resources Advisory Council. She was the founding Chair of the Australian Federal Government’s Mining Equipment, Technology and Services (METS) Industry Growth Centre, METS Ignited. Ms. Lewis-Gray is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM), the Australian Academy of Technology, Science and Engineering and the Securities Institute of Australia. She is also involved in the renewable energy sector and is President of the Victorian Bioenergy Network. Ms. Lewis-Gray is a graduate of University of Adelaide (B.Econ.), Federation University (MBA) and Securities Institute (Diploma in Financial Securities). She holds her Directors designation with the Australian Institute of Company Directors and is a recipient of an Honorary Doctorate from Federation University. Ms. Lewis-Gray was on the board of directors of Kirkland Lake Gold prior to the Merger in February 2022.

Value of At-Risk Investment(1) $887,322	Board/Committee Memberships	Attendance at Meetings during 2023
745 Common Shares 8,000 RSUs 7,059 DSUs Meets director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development Technical	6/6 (100%) 4/4 (100%) 4/4 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—
Deborah McCombe, P. Geo.	Age: 71	Independent
Diversity Factors: Female	2023 Voting Result: 96.91%	Director since 2014

Ms. McCombe, of Toronto, Ontario, Canada, now retired, was most recently Technical Director, Global Mining Advisory at SLR Consulting (“SLR”). She has over 30 years’ international experience in exploration project management, feasibility studies, mineral reserve estimation, due diligence studies and valuation studies and was President and CEO of Roscoe Postle Associates Inc. (“RPA”) when it was purchased by SLR in 2019. Prior to joining RPA, Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of NI 43-101. She is actively involved in industry associations as a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO); President of the Association of Professional Geoscientists of Ontario (2010 – 2011); a Director of the Prospectors and Developers Association of Canada (1999 – 2011); a Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Distinguished Lecturer on NI 43-101; co-chair of the CIM Mineral Resource and Mineral Reserve Committee; is a member of the CSA Mining Technical Advisory and Monitoring Committee; and was a Guest Lecturer at the Schulich School of Business, MBA in Global Mine Management at York University. Ms. McCombe is a graduate of the University of Western Ontario (Geology).

Value of At-Risk Investment(1) $1,530,917	Board/Committee Memberships	Attendance at Meetings during 2023
15,267 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development (Chair) Technical	6/6 (100%) 4/4 (100%) 4/4 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	—	—

Jeffrey Parr, CPA, CA, ICD.D	Age: 67	Independent
Diversity Factors: n/a	2023 Voting Result: 94.12%	Director since 2022

Mr. Parr, of Oakville, Ontario, Canada, now retired, has over 30 years of executive management experience in the mining and service provider industries. He joined Centerra Gold Inc. in 2006 and was appointed Chief Financial Officer in 2008 where he served until his retirement in 2016. From 1997 to 2006 he worked for Acres International as Chief Financial Officer and from 1988 to 1997, held progressively senior financial positions at WMC International (a subsidiary of Western Mining Corporation responsible for operations and exploration in the Americas), ultimately serving as the Company’s Executive Vice President. Mr. Parr is a Chartered Professional Accountant (CPA, CA) and is a graduate of the Western University (BA (Econ)) and McMaster University (MBA), and is a certified director of the Institute of Corporate Directors (ICD.D). Mr. Parr was the Chair of the board of directors of Kirkland Lake Gold prior to the Merger in February 2022.

Value of At-Risk Investment(1) $2,949,150	Board/Committee Memberships	Attendance at Meetings during 2023
15,702 Common Shares 2,000 RSUs 34,825 DSUs Meets director shareholding requirements	Board of Directors (Vice-Chair) Audit (Chair) Corporate Governance	6/6 (100%) 5/5 (100%) 4/4 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Discovery Silver Corp.	Audit Committee Compensation Committee
J. Merfyn Roberts, CA	Age: 73	Independent
Diversity Factors: n/a	2023 Voting Result: 93.52%	Director since 2008

Mr. Roberts, of London, England, now retired, was a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales.

Value of At-Risk Investment(1) $1,953,130	Board/Committee Memberships	Attendance at Meetings during 2023
22,787 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Audit Technical	6/6 (100%) 5/5 (100%) 4/4 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Newport Exploration Limited	Audit Committee
	Rugby Resources Ltd.	Audit Committee Compensation Committee

Jamie C. Sokalsky, CPA, CA	Age: 66	Independent
Diversity Factors: n/a	2023 Voting Result: 94.10%	Director since 2015

Mr. Sokalsky, of Toronto, Ontario, Canada, now retired, served as the Chief Executive Officer and President of Barrick Gold Corporation from June 2012 to September 2014. He served as the Chief Financial Officer of Barrick from 1999 to June 2012, and as its Executive Vice-President from April 2004 to June 2012. He has over 30 years of experience as a senior executive and director in the mining industry, including in finance, corporate strategy, project development and mergers, acquisitions and divestitures. He also served in various financial management capacities for ten years at George Weston Limited and he began his professional career at Ernst & Whinney Chartered Accountants, a predecessor of KPMG. Mr. Sokalsky received his CA designation in 1982 and is a graduate of Lakehead University (B.Comm.).

Value of At-Risk Investment(1) $2,362,486	Board/Committee Memberships	Attendance at Meetings during 2023
30,078 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors (Lead Director) Audit Corporate Governance	6/6 (100%) 5/5 (100%) 4/4 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Probe Gold Inc. (Chair)	Compensation Committee Nominating and Corporate Governance Committee
	Royal Gold Inc.	Audit and Finance Committee (Chair)

(1)
Indicates the total market value of common shares, RSUs and/or DSUs (all RSUs and DSUs are unvested) held by a director based on the closing price of the Company’s common shares on the TSX of C$75.78 on March 15, 2024. Directors are not eligible to receive Options. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

Board Skills Sets and Expertise
As set out in the matrix below, the Company’s director nominees have a wide and diverse set of skills and experience which the Company believes are well suited to fulfilling the strategies, needs and best interests of the Company, its Board of Directors and Committees.
Composition of Board Committees
The Board has five Committees: (i) the Audit Committee, (ii) the Compensation Committee, (iii) the Corporate Governance Committee, (iv) the Health, Safety, Environment and Sustainable Development (“HSESD”) Committee and (v) the Technical Committee. Each Committee is comprised entirely of directors who are unrelated to and independent from the Company. The following table sets out the composition of each Committee as of March 15, 2024.
Committee	Members
Audit Committee	Jeffrey Parr (Chair), J. Merfyn Roberts and Jamie Sokalsky
Compensation Committee	Leona Aglukkaq (Chair), Martine A. Celej and Peter Grosskopf
Corporate Governance Committee	Peter Grosskopf (Chair), Jeffrey Parr and Jamie Sokalsky
Health, Safety, Environment and Sustainable Development Committee	Deborah McCombe (Chair), Leona Aglukkaq, Jonathan Gill and Elizabeth Lewis-Gray
Technical Committee	Jonathan Gill (Chair), Elizabeth Lewis-Gray, Deborah McCombe and J. Merfyn Roberts
Meeting Attendance
The attendance by each nominee for election as director at Board of Directors and Committee meetings in 2023 is indicated in the biography of each individual director. The following table sets out the attendance of each of the directors to Board of Directors meetings and Committee meetings held in 2023.

Individual Director Attendance — 2023
Director	Board Meetings Attended	Committee Meetings Attended
Leona Aglukkaq	6 of 6	7 of 7
Ammar Al-Joundi	6 of 6	n/a
Sean Boyd	6 of 6	n/a
Martine A. Celej	6 of 6	6 of 6
Jonathan Gill	6 of 6	8 of 8
Peter Grosskopf	6 of 6	10 of 10
Elizabeth Lewis-Gray	6 of 6	8 of 8
Deborah McCombe	6 of 6	8 of 8
Jeffrey Parr	6 of 6	9 of 9
J. Merfyn Roberts	6 of 6	9 of 9
Jamie Sokalsky	6 of 6	9 of 9
Robert Gemmell(1)	3 of 3	3 of 3

(1)
Mr. Gemmell resigned from the Board on April 26, 2023 — see “Compensation and Other Information — Letter from the Chair of the Compensation Committee” on page 40 of this Circular.

The overall meeting attendance in 2023 is shown in the graph below. In addition to formal board meetings, the Board of Directors also attends a series of education and other events described below under “Board of Directors Governance Matters — Director Education” and held a number of informal Board update sessions throughout 2023.
Overall Director Attendance — 2023

(1)
Board of Directors: 12 members for 2 meetings and 11 members for 4 meetings (100% attendance).

(2)
Audit Committee: 3 members for 5 meetings (100% attendance).

(3)
Compensation Committee: 3 members for 5 meetings and 2 members for 1 meeting (100% attendance).

(4)
Corporate Governance Committee: 4 members for 1 meeting and 3 members for 3 meetings (100% attendance).

(5)
Technical Committee: 4 members for 4 meetings (100% attendance).

(6)
Health, Safety, Environment and Sustainable Development Committee: 4 members for 4 meeting (100% attendance).

Compensation of Directors and Other Information
Mr. Al-Joundi, who is the President & Chief Executive Officer of the Company, and Mr. Boyd, who was the Executive Chair of the Company until his retirement from such position on December 31, 2023, did not receive any remuneration for their services as a director of the Company in the year-ended December 31, 2023.
The table below sets out the annual retainers (annual retainers for the Lead Director and Committees Chairs are in addition to the base annual retainer) paid to the directors during the year ended December 31, 2023. Directors do not receive meeting attendance or travel fees. The value of annual retainers is specified in U.S. dollars but, for all directors other than Mr. Roberts and Ms. Lewis-Gray (who are paid in U.S. dollars), the annual retainer fees are converted and paid in the equivalent Canadian dollar amount (see “Director Compensation Table — 2023” on page 26 of this Circular).
Retainers payable for the year ending December 31, 2023
Annual Board of Directors retainer (base)	$100,000
Additional Annual retainer for Lead Director of the Board of Directors	$40,000
Additional Annual retainer for Chair of the Audit Committee	$30,000
Additional Annual retainer for Chair of the Compensation Committee	$25,000
Additional Annual retainer for Chairs of other Board Committees	$15,000
In addition to the annual retainers described above, each non-executive director is entitled to receive an annual grant of 4,000 RSUs in January of each year. However, if a director meets the Minimum Shareholding Requirement Policy (as described under “Director Shareholding Guidelines” below), he or she can elect to receive cash in lieu of a portion of the RSUs to be granted, subject to receipt of a minimum annual grant of 1,000 RSUs. As the value of RSUs tracks the value of the Company’s common shares, the equity value of director compensation corresponds directly with share price movements, thereby closely aligning director and shareholder interests. Directors are not eligible to receive Options.
With the transition of Mr. Boyd from the role of Executive Chair to Chair of the Board on December 31, 2023, the Company adopted the following annual retainers (annual retainers for the Chair of the Board, the Lead Director and Committee Chairs will be in addition to the base annual retainer) that are expected to be paid to the directors during the year ended December 31, 2024. The Company will continue its practice of not paying meeting attendance or travel fees.
Retainers payable for the year ending December 31, 2024
Annual Board of Directors retainer (base)	$100,000
Additional Annual retainer for Chair of the Board of Directors	$125,000
Additional Annual retainer for Lead Director of the Board of Directors	$40,000
Additional Annual retainer for Chair of the Audit Committee	$30,000
Additional Annual retainer for Chair of the Compensation Committee	$25,000
Additional Annual retainer for Chairs of other Board Committees	$15,000
In addition to the annual retainers described above for the year ending December 31, 2024, each non-executive director other than the Chair will continue to be entitled to receive an annual grant of 4,000 RSUs in January of each year. The Chair will be entitled to receive an annual grant of 8,000 RSUs in January of each year.
In determining this compensation approach for the Chair, the Board considered, among other things, the following factors: (i) advice from the Company’s compensation consultant, including benchmarking of chair compensation at the Company’s peer group as well as the wider TSX60, (ii) the compensation approach the Company had adopted for its most recent non-executive Chair (Mr. James D. Nasso), who was entitled to the same additional annual retainer ($125,000) and same annual grant of 8,000 RSUs, for the period from January 1, 2016 until his retirement from the Board on February 8, 2022, (iii) the significant value Mr. Boyd provides to the Company, having regard to his leadership, decades of experience and strategic vision, and (iv) feedback received from shareholders with respect to the continued leadership of Mr. Boyd.
Director Shareholding Guidelines
To more closely align the interests of directors with those of shareholders, the Company has adopted a Minimum Shareholding Requirement Policy for the Board of Directors. Pursuant to this policy, non-executive directors are required to own a minimum of 15,000 common shares of the Company, RSUs and/or DSUs and the Chair of the Board is required to own a minimum of 20,000 common shares of the Company, RSUs and/or DSUs. Directors have five years from the date of joining the Board of Directors to achieve the minimum ownership level. Mr. Al-Joundi is subject to the executive shareholding requirements set out under “Share Ownership” on page 68 of this Circular.
As of March 15, 2024, all of the directors have satisfied the minimum share ownership requirement, other than Ms. Aglukkaq, who has until March 11, 2026 (being five years from the date of Ms. Aglukkaq becoming a director) to satisfy the minimum share ownership requirement.
The following table sets out the number and the value of common shares, RSUs and DSUs held by each director of the Company.
Director Shareholdings Table
	Aggregate common shares, RSUs and DSUs owned by each director and aggregate value thereof as of March 15, 2024
Name	Number of Common Shares	Value of Common Shares(1)	Number of RSUs	Value of RSUs(1)	Number of DSUs(2)	Value of DSUs(1)	Aggregate Number of Common Shares, RSUs and DSUs	Aggregate Value of Common Shares, RSUs and DSUs(1)	Aggregate Value of Common Shares, RSUs and DSUs as a Ratio to Regular Director Fees(3)	Deadline to meet Guideline
	(#)	($)	(#)	($)	(#)	($)	(#)	($)
Leona Aglukkaq	1,774	$99,602	12,000	$673,745	n/a	n/a	13,774	$773,347	2.4	March 11, 2026
Ammar Al-Joundi	197,411	$11,083,720	72,500	$4,070,542	n/a	n/a	269,911	$15,154,262	n/a	Meets Executive Guideline(4)
Sean Boyd	253,297	$14,221,462	nil	nil	n/a	n/a	253,297	$14,221,462	43.2	Meets Guideline
Martine A. Celej	18,831	$1,057,274	12,000	$673,745	n/a	n/a	30,831	$1,731,019	5.3	Meets Guideline
Jonathan Gill	nil	nil	2,000	$112,291	27,205	$1,527,436	29,205	$1,639,726	5.0	Meets Guideline
Peter Grosskopf	12,435	$698,168	8,000	$449,163	7,074	$397,173	27,509	$1,544,504	4.7	Meets Guideline
Elizabeth Lewis-Gray	745	$41,828	8,000	$449,163	7,059	$396,330	15,804	$887,322	2.7	Meets Guideline
Deborah McCombe	15,267	$857,172	12,000	$673,745	n/a	n/a	27,267	$1,530,917	4.7	Meets Guideline
Jeffrey Parr	15,702	$881,595	2,000	$112,291	34,825	$1,955,264	52,527	$2,949,150	9.0	Meets Guideline
J. Merfyn Roberts	22,787	$1,279,385	12,000	$673,745	n/a	n/a	34,787	$1,953,130	5.9	Meets Guideline
Jamie C. Sokalsky	30,078	$1,688,741	12,000	$673,745	n/a	n/a	42,078	$2,362,486	7.2	Meets Guideline

(1)
Indicates the total market value of common shares, RSUs and DSUs (all RSUs and DSUs are unvested) held by a director based on the closing price of the Company’s common shares on the TSX of C$75.78 on March 15, 2024. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(2)
The Legacy DSU Plan was assumed by the Company under the Merger Agreement. DSUs are only held by former Kirkland Lake Gold directors who are now members of the Board.

(3)
This amount is calculated by dividing the “Aggregate Value of Common Shares, RSUs and DSUs” by $315,306, being the value of regular director compensation as at December 31, 2023, comprised of (i) $100,000 in retainer fees, and (ii) 4,000 RSUs valued at C$72.65 each (based on the closing price of the Company’s common shares on the TSX on December 29, 2023). The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(4)
Mr. Al-Joundi is subject to the executive shareholding requirements set out under “Share Ownership” on page 68 of this Circular.

The following table sets out the compensation provided to each director of the Company, other than Mr. Al-Joundi and Mr. Boyd, for the Company’s most recently completed financial year.
Director Compensation Table — 2023
Name	Fees Earned(1)	Share- Based Awards(2)	Option- Based Awards(3)	Non-Equity Incentive Plan Compensation(4)	Pension Value	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Leona Aglukkaq	112,500	209,971	n/a	nil	n/a	n/a	322,471
Martine A. Celej	100,000	209,971	n/a	nil	n/a	n/a	309,971
Jonathan Gill	115,000	52,493	n/a	162,702	n/a	n/a	330,194
Peter Grosskopf	115,000	209,971	n/a	nil	n/a	n/a	324,971
Elizabeth Lewis-Gray	100,000	209,971	n/a	nil	n/a	n/a	309,971
Deborah McCombe	115,000	209,971	n/a	nil	n/a	n/a	324,971
Jeffrey Parr	130,000	52,493	n/a	162,702	n/a	n/a	345,194
J. Merfyn Roberts	100,000	209,971	n/a	nil	n/a	n/a	309,971
Jamie C. Sokalsky	140,000	209,971	n/a	nil	n/a	n/a	349,971
Robert Gemmell(5)	45,673	209,971	n/a	nil	n/a	n/a	255,644

(1)
All compensation was paid in Canadian dollars and is reported in U.S. dollars, except for the compensation for Mr. Roberts and Ms. Lewis-Gray, which was paid and reported in U.S. dollars. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(2)
Represents the fair value of the RSUs granted, which were calculated by multiplying the number of RSUs granted by the “Market Price” of the Company’s common shares as provided for in the RSU Plan. The Market Price on the TSX was C$70.85 on the grant date, being January 3, 2023. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(3)
Option-based awards are not granted to directors.

(4)
A director who satisfies the Minimum Shareholding Requirement Policy may elect to receive cash in lieu of a portion of his or her grant of RSUs. The value is calculated as the number of RSUs which were elected to be received in cash multiplied by the closing price of the Company’s common shares on the TSX on the grant date, being January 3, 2023, of C$73.20. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(5)
Mr. Gemmell resigned from the Board on April 26, 2023 — see “Compensation and Other Information — Letter from the Chair of the Compensation Committee” on page 40 of this Circular.

The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to each director of the Company, other than Mr. Al-Joundi and Mr. Boyd.
Incentive Plan Awards Table — Value Vested During Fiscal Year 2023
Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Leona Aglukkaq	nil	215,306	nil
Martine A. Celej	nil	215,306	nil
Jonathan Gill	nil	nil	162,702
Peter Grosskopf	nil	nil	nil
Elizabeth Lewis-Gray	nil	nil	nil
Deborah McCombe	nil	215,306	nil
Jeffrey Parr	nil	nil	162,702
J. Merfyn Roberts	nil	215,306	nil
Jamie C. Sokalsky	nil	215,306	nil
Robert Gemmell(4)	nil	678,190	nil

(1)
Option-based awards are not granted to directors and no outstanding Options that vested were held by directors during 2023.

(2)
Represents the RSUs that vested in 2023 (no DSUs vested in 2023). The value is calculated as the number of RSUs which vested in 2023, multiplied by the price of the common shares of the Company on the TSX at the time of vesting. In the case of Mr. Gemmell, his 12,000 RSU’s vested on April 26, 2023, upon his resignation from the Board, in accordance with the terms of the RSU Plan. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(3)
A director who satisfies the Minimum Shareholding Requirement Policy may elect to receive cash in lieu of a portion of his or her grant of RSUs. The value is calculated as the number of RSUs which were elected to be received in cash multiplied by the closing price of the Company’s common shares on the TSX on the grant date, being January 3, 2023, of C$73.20. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(4)
Mr. Gemmell resigned from the Board on April 26, 2023 — see “Compensation and Other Information — Letter from the Chair of the Compensation Committee” on page 40 of this Circular.

The following table sets out the outstanding Option awards, RSUs and DSUs (all RSUs and DSUs are unvested) of each director of the Company, other than Mr. Al-Joundi and Mr. Boyd, as at December 31, 2023.
Outstanding Incentive Plan Awards Table — 2023
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In The Money Options	Number of RSUs that have not Vested	Market or Payout Value of RSUs that have not Vested(2)	Number of DSUs that have not Vested(3)	Market or Payout Value of DSUs that have not Vested(2)	Total Number of RSUs and DSUs that have not Vested	Total Market or Payout Value of RSUs and DSUs that have not Vested(2)
	(#)	($)		($)	(#)	($)	(#)	($)	(#)	($)
Leona Aglukkaq	nil	n/a	n/a	n/a	8,000	430,611	n/a	n/a	8,000	430,611
Martine A. Celej	nil	n/a	n/a	n/a	8,000	430,611	n/a	n/a	8,000	430,611
Jonathan Gill	nil	n/a	n/a	n/a	1,000	53,826	27,205	1,464,347	28,205	1,518,173
Peter Grosskopf	nil	n/a	n/a	n/a	4,000	215,306	7,074	380,768	11,074	596,073
Elizabeth Lewis-Gray	nil	n/a	n/a	n/a	4,000	215,306	7,059	379,960	11,059	595,266
Deborah McCombe	nil	n/a	n/a	n/a	8,000	430,611	n/a	n/a	8,000	430,611
Jeffrey Parr	nil	n/a	n/a	n/a	1,000	53,826	34,825	1,874,504	35,825	1,928,330
J. Merfyn Roberts	nil	n/a	n/a	n/a	8,000	430,611	n/a	n/a	8,000	430,611
Jamie C. Sokalsky	nil	n/a	n/a	n/a	8,000	430,611	n/a	n/a	8,000	430,611

(1)
Option-based awards are not granted to directors and no outstanding Options were held by directors as at December 31, 2023.

(2)
Indicates the total market value of RSUs and DSUs (all RSUs and DSUs are unvested) held by a director based on the closing price of the Company’s common shares on the TSX of C$72.65 on December 29, 2023. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(3)
The Legacy DSU Plan was assumed by the Company under the Merger Agreement. DSUs are only held by former Kirkland Lake Gold directors who are now members of the Board.

Cease Trade Orders and Bankruptcies
To the Company’s knowledge, as at March 15, 2024 or within the last ten years, no proposed director of the Company is or has been:
(a)
a director, chief executive officer or chief financial officer of any company (including the Company):

(i)
subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
a director or executive officer of any company (including the Company), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:
(i)
Ms. Aglukkaq, a director of the Company, was a director of North Bud Farms Inc. (“NBFI”) from May 7, 2018 until her resignation on February 16, 2021. On March 31, 2020, a management cease trade order was issued by the Ontario Securities Commission in respect of NBFI (the “March Order”). On June 2, 2020, the March Order was revoked and a failure-to-file cease trade order was issued by the Ontario Securities Commission in respect of NBFI (the “June Order” and, together with the March Order, the “Orders”). The Orders were issued in response to NBFI’s failure to file certain periodic disclosure documents in connection with the year ended November 30, 2019 by the applicable filing deadlines. The June Order remains outstanding.

In addition, to the Company’s knowledge, as at March 15, 2024 or within the last ten years, no proposed director of the Company has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
Board of Directors Governance Matters
In addition to the discussion below, see Appendix A: Statement of Corporate Governance Practices for additional details on the Company’s governance practices.
Majority Voting Policy
Each director of the Company is elected individually. The Board of Directors has adopted a Majority Voting Policy that provides that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Chair of the Board immediately following the shareholders’ meeting. The Corporate Governance Committee will then consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will accept the resignation absent exceptional circumstances that would warrant the director continuing to serve on the Board of Directors, as determined by the Board of Directors in accordance with its fiduciary duties to the Company. The Board of Directors will make its final decision and announce it in a news release (including fully stating its reasons for rejecting the resignation, if applicable) within 90 days following the shareholders’ meeting. A resignation shall be effective immediately upon acceptance by the Board of Directors. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.
Outside Board Participation Policy
The Board of Directors has adopted an Outside Board Participation Policy that provides that directors of the Company must seek the permission of the Corporate Governance Committee in order to serve on the board of another public company. The primary purpose of the Outside Board Participation Policy is to address any potential issues of perceived or real conflict, including any excessive external time commitments. Notwithstanding any approval given, should the Corporate Governance Committee later determine that it would no longer be appropriate for a director to be a director of a particular other public company, the Corporate Governance Committee will communicate that view to the director, and the director shall have a reasonable period of time, as determined by the Corporate Governance Committee, to either resign from that other public company or resign as a director from the Board of Directors. The Outside Board Participation Policy also applies to officers and employees of the Company that are not directors of the Company.
Diversity
The Board of Directors recognizes that diversity is important to ensuring that the Board as a whole possesses the qualities, attributes, experience and skills to effectively oversee the strategic direction and management of the Company. The Board of Directors recognizes and embraces the benefits of being diverse, and has identified diversity within the Board as an essential element in attracting high caliber directors and maintaining a high functioning Board. The Board of Directors considers diversity to include different genders, ages, sexual preferences, disability, cultural backgrounds, races, ethnicities, geographic areas and other characteristics of its stakeholders and the communities in which the Company is present and conducts its business. To that end, in February 2015, the Board of Directors considered and, on the recommendation of the Corporate Governance Committee, adopted a Board of Directors Diversity Policy, setting out various diversity criteria the Board of Directors and Corporate Governance Committee will consider in identifying, assessing and selecting potential nominees for the Board. This Policy was most recently updated in March 2024. Pursuant to the Policy, “diversity” includes the characteristics outlined above, and provides a framework and criteria for the Corporate Governance Committee and the Board of Directors to review and assess the composition of the Board and its Committees and to identify, evaluate and recommend potential new directors. In new director appointments and ongoing evaluations of the effectiveness of the Board of Directors, its Committees and each director, the Corporate Governance Committee and the Board will take into consideration diversity (specifically including gender) as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on the Board of Directors and its Committees. Ultimately, Board appointments are based on merit, taking into account the abilities, skills and experiences identified by the Board of Directors as being in the best interests of the Company and with due regard to the benefits of diversity in board composition and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its shareholders and other stakeholders. The Corporate Governance Committee is charged with overseeing the implementation of the Diversity Policy and monitoring and annually reporting to the Board of Directors on the diversity of the Board and its Committees to determine the Diversity Policy’s effectiveness and the Company’s progress is fostering diversity at the board level. The Board believes that the diversity represented by the directors seeking election at the Meeting in terms of gender, age, education, skills, geographic representation and competencies supports an efficient and effective Board.
In identifying suitable candidates for appointment to the Board of Directors, the Corporate Governance Committee considers candidates on merit against appropriate criteria and with due regard for the benefits of diversity in the Board of Directors composition. Without limiting the generality of the foregoing, the Corporate Governance Committee will: instruct any search firm engaged to assist the Board of Directors or the Corporate Governance Committee in identifying candidates for appointment to the Board to include women candidates; instruct any search firm engaged to assist the Board of Directors or the Corporate Governance Committee in identifying candidates for appointment to the Board to include diverse candidates beyond gender; include women candidates on the Board’s evergreen list of potential Board nominees maintained from time to time; and strive to include diverse candidates beyond gender on the Board’s evergreen list of potential Board nominees maintained from time to time. In furtherance of the Board of Director’s diversity goals, the Board of Directors has set as a target that at least 30% of the members of the Board of Directors should be women.

The following table sets out certain statistics with respect to the diversity shown on the Board and in senior management, as confirmed by each individual director and/or executive.
As at December 31, 2023 and March 15, 2024	Number	Percent
Women on the Board	4	36.4%
Women Committee Chairs(1)	2	40.0%
Racial/ethnically diverse members of the Board	1	9.1%
Aboriginal members of the Board	1	9.1%
Women Executive Officers(2)	2	25%
Racial/ethnically diverse Executive Officers(3)	2	25%
Aboriginal Executive Officers	nil	0%

(1)
Each of the Compensation Committee and the HSESD Committee is chaired by a female director.

(2)
Including all members of the management team at the level of Executive Vice-President and above. One of the executive officers is a woman and also racially/ethnically diverse (visible minority).

(3)
Including all members of the management team at the level of Executive Vice-President and above.

Annual Director Assessments
The Board has a formal, comprehensive process to annually assess the performance of the Board as a whole, each Committee and each individual director, which includes a peer review, and is effected under the direction of the Corporate Governance Committee. A list of suggested topics for consideration is shared with each director, which is followed by one-on-one meetings with the Lead Director and Chair of the Board. The suggested topics include a set of open-ended questions to encourage insight on board performance and functioning and to provide peer feedback to directors. Various issues are reviewed and discussed, including Board and Committee structure and composition; succession planning; risk management; director skills, experience and competencies; Board diversity, individual director engagement and contributions; Board and Committee process and effectiveness; and potential topics for director education sessions. These one-on-one meetings take place throughout the year, typically in the fall, and a summary of the meetings is prepared. The summary is initially provided to the Lead Director and the Chair of the Corporate Governance Committee and then shared with all directors and forms the basis for the annual Board/Committee/Director review and discussion at a Corporate Governance Committee meeting and subsequent Board meeting. The Company may, from time to time, engage an independent third party to conduct the annual assessment.
Board Renewal
The Board of Directors does not have a mandatory retirement policy for directors based solely on age nor does it have any term limits or similar mechanisms in place for forcing the renewal or replacement of directors. Rather, it has determined that the best means of ensuring director effectiveness is through the rigorous annual performance evaluations described under “Annual Director Assessments” and not adherence to arbitrary timelines. In conjunction with the annual performance assessments, the Corporate Governance Committee will continue to monitor, evaluate and assess best corporate governance practices and proposals with respect to board renewal mechanisms having regard to, among other things, the performance of individual directors, the Board and to the strategies, needs and best interests of the Company. As discussed in greater detail under “Appendix A: Statement of Corporate Governance Practices — Assessment of Directors”, the Board has adopted a resignation policy primarily based on the directors’ performance, commitment, skills and experience in order to foster an appropriate level of renewal and diversity of perspectives at the board level.
Director Education
The Board believes in the importance of ongoing director education to enable directors to remain current with developments in the mining industry generally, with issues and challenges faced by the Company in particular and with evolving governance norms and practices.

During the annual performance assessments of the Board (see “Annual Director Assessments” above) the Lead Director solicits feedback from individual directors on suggested topics or areas that the directors believe would be beneficial for the Board with respect to director education. These suggestions are then considered by the Lead Director and the Chair in developing the agenda of a Director Education Session, typically held in July of each year. In developing the agenda for the Director Education Session, the Lead Director and the Chair also take into account the topics that have been presented at recent Director Education Sessions. For example, in developing the agenda for the Director Education Session held in July 2023, the Lead Director and the Chair took into account the following topics that were presented to the Board at the Director Education Sessions from 2018 – 2022.
Year	Director Education Session Agenda Topics
July 2018	Presentations on (i) cryptocurrency and block chain, (ii) public and political views on mining, and (iii) the Company’s approach to innovation and major initiatives
July 2019	Presentations on (i) an overview of the gold market, (ii) the Company’s automation initiatives, and (iii) the Company’s approach to seismicity issues and how they are assessed and managed
July 2020	Presentations on (i) the Company’s response to COVID-19, (ii) the Company’s safety performance and benchmarking to peers, and (iii) the evolution of the Company’s life of mine and budgeting process
July 2021	Presentations on (i) Bitcoin, (ii) the Company’s ESG practices and Climate Change policy, and (iii) the Company’s approach to cybersecurity
July 2022	Presentations on (i) the digitization of gold, (ii) the Company’s approach to cybersecurity, and (iii) the Company’s Climate Change plans and practices
Having regard to the foregoing, in 2023 the following director education activities took place:
Date(s)	Activities	Attendance
January 27	Comprehensive updates by management on 2022 results and 2023 operating and financial plans	All directors
February 16 April 27 July 26 October 25	Comprehensive updates by management at the regular quarterly Board and Committee meetings	All directors
July 26	Director Education Session, including presentations on (i) the current gold investor landscape from an outside expert, and (ii) the current gold market context, including the Company’s strategic positioning therein, from an outside expert	All directors
October 24 – 25	Site visit to the Company’s operations at the Canadian Malartic complex	All directors
December 12 – 14	Comprehensive presentations on strategic matters, including leadership development and succession planning	All directors
In addition to the Director Education Sessions and standing agenda items at regular quarterly Board and Committee meetings, from time to time the Board and Committees will request information on particular topics that they believe would be beneficial for the Board and/or Committee. For example, in 2023, the following topics were discussed, among others:

Date(s)		Attendance
February 15	Presentations on (i) the Company’s first “Climate Action Report”, and (ii) the Company’s Sustainability Targets/Objectives (2022 Results and 2023 Targets), including with respect to health and safety, environmental matters, climate change, diversity and inclusion, community relations and Indigenous rights	HSESD Committee
April 26	Presentation on the Company’s practices with respect paste backfill	Technical Committee
July 25	Presentations on (i) the Company’s approach to Indigenous relations, and (ii) the Company’s initiatives with respect to mental health	HSESD Committee
July 25	Presentation on (i) the Company’s approach to operational governance and (ii) the Company’s quality assurance process	Technical Committee
October 24	Presentation on the Company’s initiatives with respect to diversity, equity and inclusion	HSESD Committee
Shareholder Engagement
The Board and management recognize the importance of an open and consistent engagement process with the Company’s shareholders and other stakeholders. This engagement process is effected by several means, including through the Company’s annual and quarterly reports, annual information form, management information circular, annual general meeting of shareholders, quarterly conference calls, news releases, website, discussions with various investor stewardship or corporate governance departments of the Company’s shareholders, industry conferences and an extensive and comprehensive program for members of senior management (and, on occasion, directors) to personally meet with the Company’s existing and potential shareholders throughout the year. In 2023, representatives of the Company held meetings with individuals and representatives of entities holding, in aggregate, approximately 45% of the outstanding shares of the Company (which, in turn, represented approximately 80% of the Company’s shares held by actively managed institutional investors).
In April 2023, the Company completed a significant outreach effort to engage with shareholders to discuss the Company’s approach to executive compensation prior to the “Say On Pay” vote at the Company’s April 28, 2023 annual general meeting and gather shareholder feedback with respect to the foregoing. During this outreach, approximately 30 virtual meetings with shareholders were held, representing approximately 32% of the outstanding shares of the Company. These meetings were attended by a combination of the Executive Chair, the Lead Director, members of the Compensation Committee, the Chief Executive Officer, the General Counsel and representatives from the Company’s Investor Relations team.
In addition, in November and December 2023, the Company completed a further outreach effort to engage with shareholders to discuss the result of the “Say On Pay” vote at the Company’s April 28, 2023 annual general meeting, introduce the new Chair of the Compensation Committee, discuss adjustments to the Company’s approach to executive compensation and gather shareholder feedback with respect to the foregoing. During this process, the Company reached out to 27 of its largest shareholders (excluding broker dealers), representing over 40% of the outstanding shares of the Company. In-person and virtual meetings were held with those shareholders who expressed interest, with 16 meetings held representing approximately 25% of the outstanding shares of the Company. These meetings were attended by a combination of the Chair of the Compensation Committee, the Chief Executive Officer, the General Counsel and representatives from the Company’s Investor Relations team, including in-person meetings in London, Boston, New York and Toronto.
For additional details on the Company’s engagement with shareholders in 2023 with respect to the Company’s approach to executive compensation, see “Letter from the Chair of the Compensation Committee” starting on page 40 of this Circular.
Shareholders may provide comments directly to the Board by addressing correspondence to the Lead Director of the Board, Agnico Eagle Mines Limited, Suite 400, 145 King Street East, Toronto, Ontario, Canada, M5C 2Y7, which will be forwarded to the independent Lead Director (except for solicitations for purchase or sale of products or services, or similar correspondence) or by e-mail to board@agnicoeagle.com.
Diversity, Equity & Inclusion
The Board and management view diversity, equity and inclusion as essential to the growth and success of the Company. In support of this view, the Company implemented a Diversity and Inclusion Policy in December 2018. This policy values diversity and inclusion across all aspects of the Company.
Management has developed a global long-term strategy to accelerate and broaden the Company’s approach to diversity, equity and inclusion. The priorities cover four key areas: understanding the composition of the Company’s communities and workforce; increasing awareness and developing an inclusive mindset through training and resources; attracting, retaining and advancing diverse people by ensuring an equitable and inclusive workplace; and partnering for success with industry associations, suppliers and interested groups to advance diversity in mining. In addition, the Company has dedicated personnel to advancing the Company’s diversity, equity and inclusion strategy.
In that context, the Company aims to create an inclusive and collaborative environment where the diversity of perspectives, experiences, cultures, genders, ages and skills of employees are valued and can be leveraged at every level. The Company believes that one of its strengths lies in its ability to leverage the diversity of its employees to drive innovation and to quickly adapt to ongoing changes in the global market and the gold mining industry. With this in mind, management has identified increasing the number of diverse candidates in leadership positions within the Company as a priority to be achieved by focusing on the preparation and support of diverse candidates in leadership positions. In 2023, one of the Company’s Named Executive Officers is a woman (20%) and two of the Company’s Named Executive Officers are visible minorities (40%).
Through the Company’s participation in the Great Place To Work Survey, the demographic diversity of our workforce is tracked and monitored by including voluntary self-identification questions in the countries where it is legislatively supported. This approach has allowed us to understand our local employee demographics as well as the engagement of employees on a more granular level. This information is then used to tailor inclusion strategies to address the various needs and experiences of our workforce.
In particular, the Company continues to identify and work to mitigate the systemic barriers to the participation and advancement of women in the mining industry. The Company has also continued its efforts to increase the number of women entering its workforce as well as advancement within the Company, and tracks and reports on the progress of advancing women, though does not set any fixed percentages or quotas. In 2023, women represented approximately 15% of the Company’s global workforce (and 25% of the Company’s senior corporate executives). Gender representation in decision-making roles is measured to track progress in the advancement of women and they currently represent 21% of our employees in leadership positions. As the Company plans for the future, efforts have been made and will be increased to include gender diverse candidates in the Company’s succession planning and recruitment initiatives. In particular, recruitment teams have received training on how to eliminate biases in the recruitment process and prioritize the inclusion of gender diverse candidate pools in the interview process when feasible.

The Company introduced the Dr Leanne Baker Scholarship and Development Program in 2021. This program is named in honour of Dr. Leanne Baker, a member of the Company’s board for 17 years until she passed away in 2020, including serving as Chair of the Audit Committee. The Dr Leanne Baker Scholarship and Development Program is geared at accelerating women into leadership positions through a two-year mentorship and training program. The program, now in its third cohort, has contributed to the promotion of 64% of participants in the first two cohorts.
In addition to internal programs, the Company supports gender pay equity and access to advancement opportunities by sponsoring and participating in programs including the International Women in Mining Resource and Mentorship Program, the Women’s Leadership Intensive workshops and conducting annual reviews of Gender-based Pay Equity.
The Company’s resourcing strategy strongly encourages hiring of local talent to lead and manage operations. This strategy has a positive effect on engagement, encouraging a sense local ownership, establishing a strong base for responsiveness to community needs, ambassadorship and talent retention. The current local employment rate is approximately 66%; an increase of 5% from the previous year.
Commitment to Indigenous employment and reconciliation continues to be a key priority. The Company expects to publish its first Reconciliation Action Plan and begin implementation in the second half of 2024. This plan aims at responding to, among other things, the United Nations Declaration on the Rights of Indigenous People and the call for action No. 92 of the Truth and Reconciliation Commission of Canada: Calls to Action, and builds upon the Company’s existing Indigenous programs, initiatives and long-standing relations with Indigenous peoples. Significant progress was made in 2023 on developing the Reconciliation Action Plan, with more than 200 employees, stakeholders and rights holders being consulted during the year.
At the Company’s operations in Nunavut, the Company is focused on eliminating systemic barriers that affect Inuit. In addition, the Company is increasing awareness in the context of diversity and inclusion in the North, by building inclusive leadership behaviours to enhance everyone’s sense of belonging. In 2023, the Company worked in collaboration with Urban Inuit Associations from Ottawa & Winnipeg to conduct Career and Employment Information Sessions to engage with Urban Inuit community members as part of an overall strategy to remove barriers to employment. Our Sanajiksanut program is a streamlined community-based approach to hiring that aims to position the Company as an employer of choice for Nunavummiut. It is designed to increase local employment and help develop local talent through training programs and empower our Inuit workforce to build their own legacy within their communities.
Aligned with our commitment to creating an equitable and inclusive workplace, the Company launched a “Cultural Foundation” module in our Leadership Development Program where supervisors receive a full day of immersion in the Inuit Culture, increasing the awareness of traditional activities and realities.
Each summer, the Meliadine mine takes advantage of the close proximity to the community of Rankin Inlet to hold afterhours community visits. An Inuit employee from Rankin Inlet volunteers to bring employees on weekly tours of the community to increase learning and cultural awareness. Over 100 employees took part in this activity in 2023, increasing their knowledge about the northern culture. The Company is also committed to including Inuit Qaujimajatuqangit principles in our management approach and Elders from the region are invited to the mine site to meet and address employees about Inuit societal values and principles that guide all aspects of social living.
At the Company’s operations in Ontario, the Company implemented a community workforce project focused on skill development in Northern Ontario, positively contributing to strategies for increasing the pool of available skilled workers. The one-year project exceeded its target of 146 participants by over 50%, with a final participant list of 223 community members. The final trainees who benefited from both the training and immediate employment opportunities included 92 Indigenous community members, 101 women, 80 youth (aged 29 years and under) and 14 persons with disabilities. Through this project the Company partnered with various workforce development partners, as well as educational and skill development partners, to support the local labour market needs and increase the retention of available skilled workers in Northern Ontario.

Cybersecurity
The Audit Committee advises the Board of Directors in its oversight responsibilities regarding, among other things, the Company’s cybersecurity program. The Company’s senior management reports to the Audit Committee on a quarterly basis, and periodically reports to the Board of Directors as a whole, with respect to the Company’s cybersecurity status and performance. The Company periodically has external audits performed on its IT systems by information technology experts. For example, in each of 2018 and 2021 the Company commissioned a third party audit of the Company’s “operational technology” systems. In addition, the Board of Directors periodically participates in education sessions with respect to cybersecurity — see “Director Education” above.
Climate Change
The Board, through the HSESD Committee, is responsible for monitoring and reviewing climate change related risks and opportunities and the Company’s plans to address climate change. The Company’s senior management reports to the HSESD Committee on a quarterly basis, and periodically reports to the Board of Directors as a whole, with respect to climate change related risks and opportunities and the Company’s plans to address climate change. The Board of Directors also periodically participates in education sessions with respect to climate change related matters — see “Director Education” above. The Board has identified Mr. Al-Joundi as possessing climate expertise having regard to, among other things, Mr. Al-Joundi’s education as a mechanical engineer and his participation on the Company’s Steering Committee on Climate-related Risks and Opportunities.
The Company published its first Climate Action Report in 2023. The Climate Action Report, prepared in alignment with the Task Force on Climate-related Financial Disclosures (TCFD), supports the Company’s interim carbon reduction target of 30% by 2030 and a goal of achieving Net-Zero carbon emissions by 2050.
For additional information with respect to the Company’s approach to climate change, see the Company’s Climate Action Report and Sustainability Report, each of which can be accessed through the Company’s website under “Sustainability” at www.agnicoeagle.com.
Appointment of Auditors
The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as the Company’s auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as the Company’s auditors.
The Audit Committee annually reviews Ernst and Young’s LLP (“EY”) performance and independence. During these reviews, the Audit Committee considers, among other things:
•
the quality and efficiency of EY’s recent audits, including the performance of the partner in charge and the broader audit team;

•
EY’s independence and objectivity in performance of audit services;

•
EY’s capability and expertise in handling the breadth and complexity of the Company’s operations;

•
the quality and candor of EY’s communications with the Audit Committee and management; and

•
EY’s tenure as the Company’s external auditor, including the benefits of maintaining a consistent auditor, along with controls and processes that safeguard EY’s independence.

EY became the Company’s auditors in 1983 and the Audit Committee believes that EY’s tenure offers certain benefits, including:
•
enhanced audit quality as a result of experience with the Company that has provided EY with significant institutional knowledge of, and deep expertise regarding, the Company’s global mining business, accounting policies and practices and internal control over financial reporting; and

•
effective audit plans and efficient fee structures as a result of EY’s extensive knowledge of the Company’s business and control framework.

In addition, the Audit Committee believes that there are strong independence controls in place between the Company and EY, including:
•
thorough Audit Committee oversight — the Audit Committee’s oversight includes regular private meetings with EY, an evaluation of EY’s performance and an Audit Committee driven process for selecting the lead engagement partner;

•
through robust pre-approval policies and procedures — the Audit Committee must pre-approve of all fees paid to EY prior to the commencement of the specific engagement; and

•
strong internal EY independence policies and procedures — the Audit Committee understands that EY conducts periodic internal quality reviews of its audit work and conducts mandatory annual training for professionals and staff on independence requirements and procedures.

The Company has also adopted a policy regarding the Company’s employment of former EY employees to ensure that auditor independence is not impaired due to the employment of former EY employees.
Having regard to the foregoing, the Audit Committee and the Board believe that the quality of EY’s services, communications and interaction with the Audit Committee is of a high standard.
Fees paid to Ernst & Young LLP for 2023 and 2022 are set out below.
	Year ended December 31, 2023(1)	Year ended December 31, 2022(2)
	($ thousands)	($ thousands)
Audit fees	$5,828	4,528
Audit-related fees	$194	340
Tax consulting fees	$407	664
All other fees	$39	350
Total	$6,467	5,882

(1)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(2)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2022 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7685.

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements and related statutory and regulatory filings and for the quarterly review of the Company’s interim financial statements.
Audit-related fees were paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company’s financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”).
Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.
All other fees were paid for services other than the services described above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.
No other fees were paid to auditors in the previous two years.

The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement and all fees referred to above were pre-approved in accordance with such policy.
Ernst & Young LLP is the external auditor of the Company and has confirmed that it is (i) independent with respect to the Company within the meaning of the CPA Code of Professional Conduct of the Chartered Professional Accountants of Ontario and (ii) an independent registered public accounting firm with respect to the Company within the meaning of the U.S. Securities Act of 1933, the applicable rules and regulations adopted thereunder by the SEC and the Public Company Accounting Oversight Board (United States). Canadian auditor independence rules provide that the lead audit partner of a reporting issuer or listed entity shall rotate out of such position every seven years. The SEC’s rules on auditor independence provide that the lead audit partner of an SEC issuer shall rotate out of such position every five years. The Company’s current lead audit partner started their rotation in 2021.
Financial Statements
The audited annual financial statements for the year ended December 31, 2023 have been mailed to the Company’s shareholders with this Circular.
Three Year Burn Rate
The annual burn rate for each of the three most recently completed fiscal years for each security-based compensation arrangement (being the Stock Option Plan and the Incentive Share Purchase Plan) are as follows:
	2023	2022	2021
Weighted Average Number of Outstanding Shares	488,722,676	437,678,131	243,707,991
Number of Options Granted	873,950	1,643,801	1,590,750
Number of Shares issued under the Incentive Share Purchase Plan	885,842	615,069	497,767
Burn Rate
Stock Option Plan burn rate	0.18%	0.38%	0.65%
Incentive Share Purchase Plan burn rate	0.18%	0.14%	0.20%
Aggregate burn rate (Stock Option Plan and Incentive Share Purchase Plan)	0.36%	0.52%	0.86%
The declining aggregate burn rates for all plans demonstrate management’s ongoing commitment to control the impact of compensation arrangements on dilution while fostering alignment of employee and shareholder interest.
Amendments to the Incentive Share Purchase Plan
The Incentive Share Purchase Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation that is tied to increases in the market value of the Company’s common shares. Details on the Incentive Share Purchase Plan can be found on page 79 of this Circular.
The Company currently has reserved 9,600,000 common shares for issuance under the Incentive Share Purchase Plan. The Compensation Committee considers the Incentive Share Purchase Plan to be an integral part of overall compensation in order to attract, retain and motivate employees with the skills and commitment needed to lead and grow the Company’s business. The need to attract and retain skilled employees remains important in the competitive mining market. The Company believes that participation in the Incentive Share Purchase Plan also aligns the incentives of employees with the long-term success of the Company. Accordingly, the Board, on the recommendation of the Compensation Committee, is recommending to increase the number of common shares reserved for issuance under the Incentive Share Purchase Plan by 4,000,000 common shares from the current 9,600,000 common shares to 13,600,000 common shares. As at March 15, 2024, 9,228,309 common shares had been issued under the Incentive Share Purchase Plan, representing 1.85% of the 498,940,643 common shares issued and outstanding as of March 15, 2024. Accordingly, if the increase is approved, the number of common shares available for future common share issuance will be 4,371,691, representing 0.88% of the 498,940,643 common shares issued and outstanding as of March 15, 2024.
At the Meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve the above amendments to the Incentive Share Purchase Plan. A copy of the Incentive Share Purchase Plan which has been amended and restated to reflect the proposed amendment is attached to this Circular as Appendix C.
The Incentive Share Purchase Plan does not limit the participation of insiders other than non-executive directors who are prohibited from participating in the Incentive Share Purchase Plan. The maximum amount a participant is permitted to contribute to the Incentive Share Purchase Plan is 10% of the participant’s base salary and the Company is permitted to make a matching contribution of up to 50% of the participant’s contributions. The aggregate number of the Company’s common shares: (i) issued to insiders within any one year period, and (ii) issuable to insiders at any time under the Incentive Share Purchase Plan, could theoretically exceed 10% of the Company’s issued and outstanding common shares and consequently TSX Rules provide that the votes attached to the securities held by all insiders eligible to participate in the Incentive Share Purchase Plan and their associates and affiliates (the “Eligible Insiders”) must be excluded from the vote on the Incentive Share Purchase Plan resolution. Accordingly, shareholders of the Company, other than the Eligible Insiders, are being asked to approve the increase by a majority of the votes cast, by proxy or in person. As of March 15, 2024, 421,869 common shares were held by Eligible Insiders and will be excluded from the vote. In addition to shareholder approval, the increase in common shares available for future grants under the Incentive Share Purchase Plan is subject to regulatory approval. If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares FOR the proposed amendment to the Company’s Incentive Share Purchase Plan.
The Company has two security based compensation arrangements pursuant to which common shares may be issued from treasury:
1.
the Stock Option Plan, pursuant to which 2,059,492 common shares are available for future issuance and 5,493,987 common shares are issuable on the exercise of outstanding options, representing 1.51% of the Company’s 498,940,643 issued and outstanding common shares as of March 15, 2024; and

2.
the Incentive Share Purchase Plan, pursuant to which 4,371,691 common shares will be issuable, if the resolution is approved, representing 0.88% of the Company’s 498,940,643 issued and outstanding common shares as of March 15, 2024.

Accordingly, if the resolution is approved, an aggregate number of 11,925,170 common shares will be issuable under all security based compensation arrangements of the Company, representing 2.39% of the Company’s 498,940,643 issued and outstanding common shares as of March 15, 2024.
Advisory Vote on Approach to Executive Compensation
The Board of Directors believes that the Company’s compensation program must align the interests of management with the interests of the Company’s shareholders, provide a strong incentive to its executives to achieve the Company’s goals and be competitive with companies in its peer group. A detailed discussion of the Company’s executive compensation program is provided under “Compensation Discussion & Analysis” starting on page 45 of this Circular.
In line with corporate governance best practices in respect of executive compensation, commonly known as “Say on Pay”, the Board of Directors has determined to provide shareholders with a “Say on Pay” advisory vote at the Meeting to endorse or not endorse the Company’s approach to executive compensation. At the Company’s last annual and special meeting of shareholders held on April 28, 2023, 25.16% of shareholders voted in favour of the Company’s non-binding resolution on executive compensation (compared with the 24.41% of shares voted in favour at the April 29, 2022 meeting, 84.92%

of shares voted in favour at the April 30, 2021 meeting and the 95.42% of shares voted in favour at the May 1, 2020 meeting). For a discussion of the steps the Compensation Committee and the Board of Directors took to address the results of the “Say on Pay” advisory vote at the Company’s last annual and special meeting of shareholders held on April 28, 2023, please see “Letter from the Chair of the Compensation Committee” below as well as the “Compensation Discussion & Analysis” starting on page 40 of this Circular.
At the Meeting, shareholders will be asked to consider the following resolution, which is also attached to this Circular as Appendix D:
BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:
1.   on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.
Because this vote is advisory, it will not be binding upon the Board of Directors. However, the Board of Directors and the Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation and, if warranted, will refine the Company’s approach to executive compensation in an effort to continue to make the executive compensation practices of the Company acceptable to shareholders.

SECTION 3: COMPENSATION AND OTHER INFORMATION
Letter from the Chair of the Compensation Committee
March 22, 2024
Delivering on our Commitments
Dear Fellow Shareholders:
2023 was a record breaking year for Agnico Eagle:
•
We achieved the Company’s best global safety performance in its 67 year history

•
We achieved record annual production of 3,439,654 ounces of gold

•
We achieved record annual free cash flow

•
We increased proven and probable mineral reserves to a record 53.8 million ounces of gold

2023 also saw the Company continue to position itself for future success:
•
We completed the acquisition of the remaining 50% interest of the Canadian Malartic mine, as well as Yamana Gold’s other Canadian assets

•
We completed the formation of a 50/50 joint venture with Teck Resources Limited with respect to the San Nicolás copper-zinc development project in Zacatecas, Mexico

•
We successfully completed the integration of the business following the Merger with Kirkland Lake Gold

However, even with these significant successes, the Compensation Committee and the Board were very concerned and disappointed by the results of the “Say on Pay” advisory vote at the Company’s last annual and special meeting of shareholders held on April 28, 2023.
Leading up to that “Say on Pay” vote, and in the months that followed, the Company engaged extensively with its shareholders to understand the root causes of the previous “Say on Pay” vote result and made certain commitments to you, our owners. This letter describes these engagement efforts, the feedback we received, the changes we made and shows how we have delivered on our commitments.
Engagement Activities
In April 2023, the Company completed a significant outreach effort to engage with shareholders to discuss the Company’s approach to executive compensation leading up to the “Say On Pay” vote at the Company’s April 28, 2023 annual general meeting. During this outreach, approximately 30 virtual meetings with shareholders were held, representing approximately 32% of the outstanding shares of the Company (the “Spring Engagement”).
The primary feedback received from shareholders during the Spring Engagement meetings related to the one-time bonuses that the Company had paid in 2022 in connection with the Merger with Kirkland Lake Gold. In addition, some shareholders expressed concern with a governance structure that included an Executive Chair and some with the quantum of severance payments made to a former CEO. Ultimately, only 25.16% of shareholders voted in favour of the Company’s non-binding resolution on executive compensation at the April 2023 meeting, following a similar result of only 24.41% of shareholders voting in favour at the April 2022 meeting.
When I became Chair of the Compensation Committee in July, I made it a focus to meet with our shareholders, in person when possible, to introduce myself to them, listen to their feedback and have the opportunity to incorporate that feedback when making decisions with respect to 2023. Accordingly, in November and December 2023, the Company completed a further outreach effort with shareholders. During this outreach, the Company reached out to 27 of our largest shareholders (excluding broker dealers), representing over 40% of the outstanding shares of the Company. In-person and virtual meetings were held with those shareholders who expressed interest, and I personally met with 16 shareholders representing approximately 25% of the outstanding shares of the Company (the “Fall Engagement”). I also met virtually with representatives from the two largest proxy advisory firms.
The primary feedback received from shareholders during the Fall Engagement meetings continued to relate to the one-time bonuses that the Company had paid in connection with the Merger with Kirkland Lake Gold. However, shareholders also expressed support for the recent changes the Company had made to executive compensation practices and appreciated the opportunity to meet with me as the Chair of the Compensation Committee. Notably, while the former CEO severance payment was discussed as an area of concern during the Spring Engagement, almost no shareholders continued to identify this as a concern during the Fall Engagement.
Commitments Made & Commitments Kept
During the Spring Engagement and the Fall Engagement, the Company made certain commitments with respect to executive compensation based on the feedback received. These commitments included:
Feedback Received	Commitment Made	Commitment Kept
Most shareholders expressed concerns with the one-time bonuses that the Company paid in 2022 in connection with the Merger with Kirkland Lake Gold.	The Company committed to not paying any one-time bonuses in 2023 and on a go-forward basis.
The Company did not pay any one-time bonuses in 2023.
The Company has adopted a policy of not paying special cash bonuses or one-time cash bonuses to executives. Rather, the only cash bonus amounts payable to executives will be calculated and awarded in accordance with the STIP.

Some shareholders expressed concerns with a governance structure that included an Executive Chair.	The Company committed to transitioning to a non-executive chair structure by the annual general meeting to be held in respect of 2023 (i.e., held in April 2024).
Mr. Boyd retired from the position of Executive Chair on December 31, 2023 and has served as the Chair of the Board since such time –  approximately four months prior to the April 2024 annual general meeting.
The Company has maintained the role of the Lead Director.

Some shareholders expressed support for the concept of resetting the level of CEO compensation as discussed in the 2023 management information circular.
The change in CEO in 2022 from Mr. Boyd, who held the position for approximately 24 years, to the newly appointed Mr. Al-Joundi provided a reset with respect to the pay level of the Company’s CEO.
The Company committed to realizing this opportunity and in the management information circular related to the April 28, 2023 annual general meeting, the Company (i) set out certain expectations for the total

The Company delivered on its commitment with respect to CEO and total Named Executive Officer compensation in 2023.
The below waterfall chart sets out the variance between the expectations set out in the 2023 management information circular with respect to CEO compensation and the actual results. This variance is entirely attributable to increases in the Company’s share price and the strengthening of the Canadian

Feedback Received	Commitment Made	Commitment Kept
quantum of CEO compensation in 2023 (excluding pension and “other” amounts), and (ii) set out certain expectations with respect to the total gross compensation of the Named Executive Officers, including a reduction as a percentage of cash provided by operating activities.
dollar relative to the US dollar at time of measurement. The alignment between the increase in CEO compensation as a result of an increase in the Company’s share price is also a direct result of the changes made to LTIP grant practices discussed below.
The promised return to predictable levels of executive compensation is further shown in the below table, showing total cash and non-cash compensation of the Company’s Named Executive Officers as compared to cash provided by operating activities and the Company’s market capitalization.

As set out in the waterfall chart below, the variance between the expectations set out in the 2023 management information circular with respect to CEO compensation and the actual result is entirely attributable to increases in the Company’s share price and the strengthening of the Canadian dollar relative to the US dollar at time of measurement.

(1)
Total 2023 Pro Forma CEO Compensation expected for the Chief Executive Officer as set out in the 2023 management information circular, comprised of: (i) base salary of C$1,300,000, (ii) STIP paid at target of C$2,600,000, and (iii) fixed grants of 40,000 RSUs and 40,000 PSUs multiplied by the closing price of the Company’s common shares on the TSX of C$67.88 on March 21, 2023. The rate of exchange used to convert Canadian to U.S. dollars was the exchange rate reported by the Bank of Canada on March 21, 2023, being C$1.00 equals US$0.7296. This amount did not include certain other ancillary amounts, including with respect to pension entitlements and other compensation.

(2)
Represents the difference between (i) the share price used in the 2023 Pro Forma CEO Compensation to calculate the value of RSUs and PSUs, being C$67.88 on March 21, 2023, and (ii) the share price used in the 2023 Actual CEO Compensation to calculate the value of RSUs and PSUs, being C$73.45 (the “Market Price” of the Company’s common shares as provided for in the RSU Plan and PSU Plan) on December 31, 2023.

(3)
Represents the difference between (i) the rate of exchange used to convert Canadian to U.S. dollars in the 2023 Pro Forma CEO Compensation, being C$1.00 equals US$0.7296, as reported by the Bank of Canada on March 21, 2023, and (ii) the rate of exchange used to convert Canadian to U.S. dollars in the 2023 Actual CEO Compensation, being C$1.00 equals US$0.7409, the average of the daily 2023 exchange rates reported by the Bank of Canada.

(4)
Total 2023 Actual CEO Compensation paid to the Chief Executive Officer as set out in the Summary Compensation Table, not including certain other ancillary amounts, including with respect to pension entitlements and other compensation.

As set out in the table below, the total cash and non-cash compensation paid to the Company’s Named Executive Officers in 2023 has returned to predicable levels, with the total in 2023 being approximately the same as 2019 when the Company’s shareholders voted overwhelmingly in favour of the Company’s approach to executive compensation with 95.42% of shareholders voting for “Say on Pay” with respect to 2019.
	2023	2022	2021	2020	2019
Cash and non-cash compensation	$21,834,360	$45,452,851	$28,471,794	$24,059,333	$21,883,559
As a percent of the cash provided by operating activities	0.84%	2.17%	2.16%	2.02%	2.48%
Market capitalization at December 31 (billions)	$27.2	$23.7	$13.0	$17.1	$14.7
Other Changes
In addition to the changes described above based directly on feedback from shareholders, the Company also made the following changes to strengthen its executive compensation practices in 2023 based on evolving best practices and feedback from certain proxy advisory firms. The Company discussed these changes with shareholders during the Spring Engagement and/or Fall Engagement to ensure that shareholders were supportive of the changes.
•
Additional Emphasis on PSUs — In 2023, the Compensation Committee adjusted the Company’s practice with respect to the granting of PSUs and RSUs, shifting from a 50/50 ratio of PSUs to RSUs to a 60/40 ratio of PSUs to RSUs. This approach was first taken with the LTIP approved in December 2023 (awards to be granted in December 2024). The Compensation Committee remains committed to fixed grant practices of PSUs and RSUs for the President & Chief Executive Officer and will continue this practice with the new 60/40 PSU to RSU ratio — that is, rather than receiving 40,000 PSUs and 40,000 RSUs for an aggregate grant of 80,000 units, the President & Chief Executive Officer will now receive 48,000 PSUs and 32,000 RSUs for an aggregate grant of 80,000 units beginning with the grant approved in December 2023 and to be made in December 2024. The Company’s shareholders expressed support for this change during the Fall Engagement

•
Elimination of Options — In 2023, the Company eliminated the granting of Options for executives at the level of Vice-President and above. The Company’s shareholders expressed support for this change during the Spring Engagement and the Fall Engagement

•
STIP Methodology — In 2023, the Company adjusted the calculation methodology for certain of the performance measures used to calculate the Corporate Performance Score used in the STIP in order to base them on pre-determined and pre-disclosed formulas. Following such adjustments, approximately 50% of the Corporate Performance Score is now calculated based on pre-determined and pre-disclosed formulas, thereby reducing the exercise of discretion in calculating the Corporate Performance Score. The Company’s shareholders expressed support for this change during the Fall Engagement

•
Recoupment Policy — In 2023, the Company strengthened the Recoupment Policy. The Recoupment Policy does not require that the financial statements of the Company be restated in order for an Executive to have his or her annual incentive compensation clawed back and has been amended to expressly comply with U.S. securities laws

The changes made in 2023 followed other recent changes to the Company’s executive compensation practices. Other recent changes include:
•
LTIP Grant Practices — In 2022, the Company adjusted the timing of PSU and RSU awards to better align the disclosure of pay for performance, which adjustments are reflected beginning in 2023. The Company discussed this change in approach with shareholders during the Fall

Engagement to ensure it continued to address historical concerns of shareholders and received support for this change
•
Change of Control Practices — In 2022, the Company (i) entered into new executive employment contracts with all employees at the level of Vice-President and above to provide for “double trigger” change of control provisions, and (ii) amended the PSU Plan to provide that following a change of control of the Company, the “performance factor” of outstanding PSUs will be calculated based on performance as of the date of the change of control, rather than the PSUs vesting at target. The Company discussed this change in approach with shareholders during the Fall Engagement to ensure it continued to address historical concerns of shareholders and received support for these changes

Compensation Committee Refreshment
I was appointed Chair of the Compensation Committee in July 2023. My appointment followed the resignation of Mr. Gemmell on April 26, 2023. Mr. Gemmell participated in the Spring Engagement prior to his resignation — during the Spring Engagement, he determined that the support for the Company’s 2022 compensation practices was unsatisfactory and, as then Chair of the Compensation Committee and as an independent director committed to sound governance practices, felt that it would be in the best interests of the Company to withdraw his nomination as director of the Company and resign from the Board of Directors. During the Fall Engagement, only one shareholder expressed concern with the resignation of Mr. Gemmell prior to the April 2023 annual general meeting, and all shareholders expressed support for the refreshment of the Compensation Committee.
I am confident that together with my colleagues on the Compensation Committee, Martine Celej and Peter Grosskopf, we have the necessary skills, focus and perspective to gain the confidence of the Company’s shareholders on compensation matters.
Conclusion
Each year we actively review our executive compensation practices. Having heard the message delivered by shareholders with the recent “Say on Pay” votes and following extensive shareholder engagement, we have made significant changes to address the concerns raised in addition to other recent program changes. Among other things, we:
•
Established a policy of not paying special cash bonuses or one-time cash bonuses to executives

•
Transitioned from the Executive Chair governance structure to the non-executive Chair governance structure

•
Delivered on the reset of CEO compensation

On a personal note, I have enjoyed the opportunity to meet with our shareholders and other stakeholders and receive frank feedback on the Company’s compensation practices. In many cases, the Company’s relationship with our shareholders goes back decades, and I look forward to continuing the Company’s long track record of delivering for our owners. I would be pleased to discuss any additional feedback on our approaches to Executive Compensation and can be reached at board@AgnicoEagle.com.
We are confident that our recent “Say on Pay” challenges are now behind us and we look forward to continuing to deliver value to you.
The Hon. Leona Aglukkaq
(Chair)

Compensation Discussion & Analysis
Role of the Compensation Committee
The Compensation Committee exercises broad oversight responsibilities regarding Board, executive and senior management compensation. The Compensation Committee reviews, approves and recommends to the Board for its approval the Company’s compensation policies. The Compensation Committee also reviews, approves and makes recommendations to the Board concerning the compensation proposed to be paid to the Board, officers and senior management of the Company as well as awards proposed to be made to them under the Company’s incentive plans. In conjunction with the Board, the Compensation Committee also reviews the Company’s management development programs, its succession plans relating to senior management and performance goals and thresholds to be achieved under its incentive plans. As a means of assisting the Compensation Committee, management researches external sources for compensation data and best practices and external compensation consultants may be retained from time to time.
A key compensation objective of the Company is that compensation should be aligned with performance. In 2023, performance highlights included, among other things, that the Company:
•
achieved its best global safety performance in its 67 year history;

•
achieved record annual production of 3,439,654 ounces of gold;

•
achieved record annual free cash flow;

•
achieved production and cost guidance and announced a stable three-year production outlook;

•
increased proven and probable mineral reserves (net of production) at December 31, 2023 to a record 53.8 million ounces of gold;

•
completed the integration of the business following the Merger with Kirkland Lake Gold;

•
completed the transaction with Yamana Gold Inc. and Pan American Silver Corp. that resulted in Agnico Eagle acquiring the remaining 50% interest of the Canadian Malartic mine, as well as Yamana Gold’s other Canadian assets (the “Yamana Transaction”);

•
completed the formation of a 50/50 joint venture with Teck Resources Limited with respect to the San Nicolás copper-zinc development project located in Zacatecas, Mexico;

•
continued to advance key pipeline projects; and

•
maintained quarterly dividends in 2023 at $0.40 per share.

Named Executive Officers
The named executive officers (the “Named Executive Officers” or “NEOs”) of the Company and its subsidiaries for the year ended December 31, 2023 include the President & Chief Executive Officer, the Chief Financial Officer, the next three highest-paid executive officers and the former Chief Financial Officer. For purposes of the Compensation Discussion & Analysis section of this Circular, the focus will be on the NEOs. The following table sets out the Company’s NEOs for 2023:
Name	Title
Ammar Al-Joundi	President & Chief Executive Officer
Jamie Porter(1)	Executive Vice-President, Finance and Chief Financial Officer
Sean Boyd(2)	Former Executive Chair
Jean Robitaille	Executive Vice-President, Chief Strategy & Technology Officer
Natasha Vaz	Executive Vice-President, Chief Operating Officer – Ontario, Australia & Mexico
David Smith(3)	Former Executive Vice-President, Finance and Chief Financial Officer

(1)
Mr. Porter was appointed Executive Vice-President, Finance and Chief Financial Officer of the Company on May 1, 2023.

(2)
Mr. Boyd was appointed Executive Chair of the Company on February 8, 2022, following the Merger. Prior to his appointment as Executive Chair, Mr. Boyd served as the Chief Executive Officer and Vice-Chair of the Company. Mr. Boyd retired from the position of Executive Chair on December 31, 2023 and has served as the Chair of the Board since such time.

(3)
Mr. Smith retired from the position of Executive Vice-President, Finance and Chief Financial Officer on April 28, 2023.

Compensation Program Philosophy
Management of the Company, including the Named Executive Officers, have a significant influence on corporate performance and creating shareholder value. With this in mind, the Company’s philosophy regarding compensation is that it must:
•
ensure that the interests of the Named Executive Officers and the Company’s shareholders are aligned;

•
ensure the pay received by the Named Executive Offices is aligned with the Company’s performance;

•
be competitive in order to attract and retain Named Executive Officers with the skills and talent needed to lead and grow the Company’s business; and

•
provide a strong incentive to achieve the Company’s goals.

Elements of Compensation
The compensation paid to the Company’s Named Executive Officers generally has four components:
•
base salary and benefits;

•
short-term incentive compensation (annual bonus) under the Company’s short-term incentive plan (“STIP”);

•
long-term incentive compensation that may consist of grants of RSUs and PSUs under the Company’s long-term incentive plan (“LTIP”), as well as optional participation in the Incentive Share Purchase Plan; and

•
career compensation in the form of retirement benefits (pension).

Beginning in 2023, no executives at the level of Vice-President and above (including all of the NEOs) are granted Options).
Compensation Considerations
The Compensation Committee begins to review corporate and management performance in October of each year and, after several formal and informal meetings over the succeeding months, finalizes its review and analyses in mid-December and submits its compensation recommendations to the Board of Directors. The Board of Directors considers the recommendations and the timing related to compensation matters is as follows: (i) base salary — any adjustment becomes effective on January 1 of the next calendar year; (ii) bonus — any STIP payment is made within that calendar year (which reflects performance relating to that year); and (iii) any long-term incentive grants (RSUs and/or PSUs) relating to performance in the current year are awarded in December of the following year in order to more closely align executive compensation with shareholder performance.
When conducting its evaluation of each Named Executive Officer, the Compensation Committee considers, among other things, executive compensation surveys, recommendations by the Company’s executive compensation consultant and the performance of the NEO as summarized in evaluations prepared by the Chief Executive Officer for each NEO (other than the Chief Executive Officer) and an evaluation prepared by the Chair and Lead Director for the Chief Executive Officer. The Board of Directors reviews the recommendations made by the Compensation Committee and gives final approval on the compensation of the NEOs. The Board of Directors has complete discretion over the amount and composition of each NEO’s compensation.
In 2023, the Company’s Human Resources department conducted an internal market analysis using publicly available information from the Company’s peer group (the “Internal Survey”) and surveys provided by several compensation firms, notably the 2023 Mercer Mining Industry Compensation Survey (the “Mercer Mining Survey”). This market information, among other things, was used by the Compensation Committee and the Board of Directors in recommending and approving the salary adjustments, the bonuses and long-term incentive grants for the Company’s officers.
Compensation Consultant
The Compensation Committee has retained Meridian Compensation Partners (“Meridian”) as its independent executive compensation consultant. The engagement began in 2012. The mandate of the executive compensation consultant is to serve the Company and to work for the Compensation Committee in its review of executive and director compensation and related governance matters. The nature and scope of services provided by Meridian to the Compensation Committee in 2023 included advice following the result of the most recent “Say on Pay” vote, advice regarding incentive design practices relative to market, review and advice with respect to peer group selection and benchmarking executive and director compensation levels and pay mix.
The Compensation Committee does not direct Meridian to perform services in any particular manner or under any particular method. It approves all invoices for executive compensation work performed by Meridian. The Compensation Committee has the final authority to hire and terminate Meridian as its executive compensation consultant. Meridian has not provided any other services to the Company other than executive and director compensation consulting services. The aggregate fees related to the executive and directors compensation consulting services paid to Meridian for the past two years were:
Type of Work	2023(1)	2022(2)
Executive Compensation-Related Fees	$141,845	$15,615
All other fees	nil	nil
Total	$141,845	$15,615

(1)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(2)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2022 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7685.

Risk Considerations
The Company’s total compensation plan is designed to drive long-term increases in shareholder value. The creation of an appropriate plan requires an understanding of the Company’s objectives and the individuals charged with delivering the expected results. The Company strives to design its total compensation plan so that the plan does not result in or encourage behavior that is inconsistent with the goals and objectives of the Company.
The Company continues to experience changes in production, mineral reserves, mineral resources, operations, employees and the international scope of its business, all of which accelerated in 2022 with the Merger. The Board believes that the success of the Company in delivering value for shareholders is largely determined by the quality and consistency of its strategy and the execution thereof. In this regard, the Board believes that it is important to ensure that compensation programs are designed to attract, motivate and retain key employees in order to achieve or exceed the strategic objectives of the Company. As part of its ongoing oversight duties, the Compensation Committee considers the implications of risk associated with the Company’s compensation policies and practices having regard to various elements such as, among other things, retention of key personnel and appropriate performance targets that reward and align performance with compensation. The Company believes that its current compensation policies and practices, including the changes described in the “Letter from the Chair of the Compensation Committee” above, achieve a proper balance between compensation to reflect both annual performance and long-term value creation. While there is a certain level of overlap between the metrics used for assessing performance under the short-term incentive plan and the PSU Plan (for example, both include reference to total shareholder return, production and costs): (i) the time periods over which the metrics are assessed vary; (ii) when assessed on a relative basis, the peer groups used vary; and (iii) the weightings assigned to each metric vary. Based on these differences, and the fact that these three elements are among the most important factors used by shareholders in assessing the Company’s performance, the Company believes these metrics are appropriate and do not create compensation related risk.
The Company has an anti-hedging policy, set out in the Company’s Code of Business Conduct and Ethics, that prohibits all directors and officers from short-selling or trading in derivatives of the Company’s securities. In addition, Named Executive Officers are required to own a minimum number of common shares to foster the alignment of management and shareholder interests (see “Share Ownership” on page 68 of this Circular). The Company also has a recoupment policy to assist in the management of compensation related risk (see “Executive Incentive Compensation Recoupment Policy” on page 68 of this Circular).
Peer Group
In 2023, the Compensation Committee, with advice from the Company’s executive compensation consultant, reviewed the Company’s peer group used for the Internal Survey and for determining certain performance factors in the short-term incentive plan. This review was necessitated by the continued growth in the size and scale of the Company, corporate activity within the peer group resulting in certain constituents no longer continuing to exist (for example, Yamana Gold Inc.) and executive compensation best practices. In particular, given the Company’s size and position within the gold mining industry, there are now fewer companies that are directly comparable with the Company in the gold mining industry.
The screening criteria for selecting the companies in the peer group initially included whether: (i) the company operates in the mining sector with a focus on exploration, development and production; (ii) the company has a listing on a U.S. stock exchange; (iii) the company has operations in multiple countries; and (iv) the market capitalization of the companies in the peer group are reasonably comparable to the Company, having regard to the limited number of comparable companies. As this screening criteria did not result in a peer group with a sufficient number of constituent members, the criteria was then expanded to consider (i) companies on the TSX60 or other exchanges in the mining industry, (ii) companies on the TSX60 or other exchanges in adjacent industries to the mining industry (i.e., resource companies), and where (iii) the companies have a size of operations comparable with those of the Company, and (iv) the companies have a market capitalization taken within the context of the peer group overall that is reasonably comparable to the Company. Once this screening was complete, the Compensation Committee also (i) reviewed a “peer of peers” analysis, (ii) reviewed the peer groups selected by certain proxy rating agencies to benchmark the findings, and (iii) considered feedback from shareholders.
Following this review, the Compensation Committee selected the following 14 companies for the Internal Survey and to form the peer group for 2023 compensation purposes: Anglo American, Barrick Gold Corporation, Cameco Corporation, First Quantum Minerals, Freeport-McMoRan Inc., Kinross Gold Corporation, Lundin Mining Corporation, Newmont Corporation, Nutrien Ltd., Pan American Silver Corp., Rio Tinto plc, Suncor Energy, TC Energy Corporation and Teck Resources. The Company believes this peer group is a good representation of mining industry salaries (primarily gold companies, but including the mining industry generally and adjacent industries) and an appropriate basis for comparisons to the Company. The Company also believes that this peer group is an appropriate size to provide robust data, limit the impact of outlying data and promote year-over-year stability.

The chart below sets out certain statistics with respect to the peer group for 2023 compensation purposes.

(1)
Percentile rank is based on information reported as of December 31, 2023.

Base Salary
To retain a competent, strong and effective executive management group, the salaries paid by the Company must be competitive with others in the industry generally, as well as within the regional market in which the Named Executive Officer is located. Base salary levels take into account each Named Executive Officer’s individual responsibilities, experience, performance and contribution to enhancing shareholder value. The base salary policy is structured to provide a solid base compensation level for Named Executive Officers to encourage achievement of the Company’s goals while aligning their interests with the interests of the Company’s shareholders.
Annual base salaries are benchmarked against the Internal Survey together with external surveys of average base salaries paid to officers of other mining companies with similar characteristics to the Company. In the Internal Survey, the Company reviewed the 2023 management information circulars or equivalent disclosure documents of the 14 companies in the Company’s peer group. The information reviewed reflected actual compensation paid in 2022.
The external survey used was the Mercer Mining Survey. The Mercer Mining Survey reflected executive base salary remuneration as at April 1, 2023 of 51 mining companies, including 29 Canadian mining companies. Of the companies included in the Mercer Mining Survey, only a minority were listed on a US based stock exchange and only approximately seven were larger than the Company, as measured by market capitalization.
The Company does not use the base salaries of senior executives in peer group companies to set the Named Executive Officers base salaries; for instance, there is no policy or practice that the Named Executive Officers salaries must be within a certain quartile of the base salaries of senior executives in peer group companies or any numerical target. Rather, the information from the Internal Survey was used to clarify the position for the Named Executive Officers and to evaluate the compensation of the other executive officers of the Company, while the information from the Mercer Mining Survey was used to verify that the results of the Internal Survey are consistent with Canadian and U.S. industry standards. Because 2023 base salary adjustments (which reflect 2022 performance) are made at the beginning of 2023 but not disclosed in a management information circular until almost fifteen months later, there can sometimes be a perceived disconnect between pay and performance.
Incentive Compensation
Incentive compensation is contingent upon the performance of the Company and the individual’s contribution toward that performance. Incentive compensation may consist of cash bonuses under the Company’s short-term incentive plan and long-term incentive compensation in the form of grants of units under the Company’s RSU Plan and units under the Company’s PSU Plan. Any award or grant of incentive compensation is discretionary.

a.
Short-Term Incentives

Philosophy
The Company’s policy with respect to short-term incentives is to ensure that proper criteria are used to measure and reward the performance of senior executives and management within the organization.
The overall percentage of incentive compensation should reflect market best practices with respect to incentive compensation, as determined based on the review of external sources of compensation data from peer companies. It should also reflect the equity principles and practices adopted and fostered by the Company.
The short-term incentive policy links the contributions of the Named Executive Officers with business performance by rewarding achievements. Short-term incentive compensation is results-driven, and targets must be achieved for the incentive payout to be earned.
In 2023, following engagement with shareholders, the Company adopted a policy of not paying special cash bonuses or one-time cash bonuses to executives. Rather, the only cash bonus amounts payable to executives will be calculated and awarded in accordance with the STIP. See “Letter from the Chair of the Compensation Committee” starting on page 40 of this Circular for additional details.
Calculation
The STIP award amount is calculated as follows:
For a further description of the elements used to calculate the STIP award amount see (i) “Target Incentive Levels” below with respect to the individual incentive targets for the Named Executive Officers, (ii) “Individual Performance Factor” and “2023 Individual Performance Factors for Named Executive Officers” below with respect to the individual performance factors, (iii) “Corporate Performance Factor” and “2023 Corporate Performance Score” below with respect to the corporate performance factor, (iv) “Summary Compensation Table” below with respect to base salaries, and (v) “Target Incentive Levels” and “Individual Performance Factor” below with respect to the maximum incentive payout. Taken together, this information discloses all goals under the STIP and the manner in which awards are calculated.
Target Incentive Levels
Target incentive levels for the STIP are defined as a percentage of base salary and vary by role in the Company and position level. For the Named Executive Officers, the target incentive levels are as follows:
Name	Target Incentive Level	Maximum Incentive Payout
Ammar Al-Joundi	200%	250%
Jamie Porter	100%	150%
Sean Boyd(1)	n/a	n/a
Jean Robitaille	100%	150%
Natasha Vaz	100%	150%
David Smith(2)	n/a	n/a

(1)
The Compensation Committee had determined that Mr. Boyd, in his role as Executive Chair, was not eligible to receive a STIP. Rather, Mr. Boyd’s compensation package consisted of a fixed base salary and fixed annual grants of RSUs and PSUs.

(2)
Mr. Smith retired from the position of Executive Vice-President, Finance and Chief Financial Officer on April 28, 2023.

Individual Performance Factor
The individual performance of each Named Executive Officer is assessed each year during the annual review process and an individual performance factor is set by the Compensation Committee with respect to the Chief Executive Officer and by the Chief Executive Officer with respect to the other Named Executive Officers. The individual performance factor is set between 0% and 150%.
The Compensation Committee can augment the bonus payout to the Chief Executive Officer to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. The Chief Executive Officer can augment the bonus payout to the other Named Executive Officers to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. However, notwithstanding the exercise of such discretion, the total short-term incentive payment cannot exceed the maximum incentive payout set out above for the given position and the Compensation Committee expects that this discretion would only be exercised in extraordinary circumstances. The Board has final approval of any amounts awarded. See below for details.
Corporate Performance Factor
Each year, specific corporate objectives are established by the Compensation Committee to align compensation with the Company’s strategy. The key performance measures and relative weight applied to each key performance measure may vary from year to year to reflect the Company’s then current focus, while always having regard to the Company’s strategy and compensation philosophy. The Corporate Performance Score is assessed by the Chief Executive Officer, reviewed by the Compensation Committee, and approved by the Board against criteria determined by the Board.
In 2023, the Company adjusted the calculation methodology of certain of the performance measures used to calculate the Corporate Performance Score in order to base them on pre-determined and pre-disclosed formulas. Following such adjustments, approximately 50% of the Corporate Performance Score is now calculated based on pre-determined and pre-disclosed formulas, thereby reducing the exercise of discretion in calculating the Corporate Performance Score. See the descriptions below for a discussion of these adjustments. See “Letter from the Chair of the Compensation Committee” starting on page 40 of this Circular for additional details.
2023 Corporate Performance Score
The corporate objectives and performance for 2023 were, and the objectives for 2024 are as follows:
Category	Key Performance Measure	Weight	2023 Performance Objectives Target	2023 Results Assessment	2024 Target
People (25%)	Health & Safety — Global Combined Frequency of Accidents(1)	10%	0.77 & Judgment based	7.7	0.56
	Environmental, Social & Governance(2)	10%	Judgment based	8.0	Judgment based
	People Development(3)	5%	Judgment based	5.0	Judgment based
Performance	Production(4)	10%	3.24-3.44 million ounces	10.0	3.35-3.55 million
—	Total Cash Costs(4)	7.5%	$840-890	6.8	$875-925
Operational (25%)	All-In Sustaining Costs(4)	7.5%	$1,140-1,190	6.8	$1,200-1,250
Performance —	Operating Cash Flow Per Share(5)	5%	Positive and increasing over time	3.0	Positive and increasing over time
Financial	Return on Invested Capital(6)	5%	Long term goal of 10-15%	2.5	Long term goal of 10-15%
(25%)	Dividends Per Share(7)	5%	Growth over time	4.0	Growth over time
	TSR(8)	10%	Relative to peer group	6.0	Relative to peer group
Pipeline	Key Projects(9)	10%	On time and on budget	7.5	On time and on budget
(25%)	Mineral Reserves Per Share(10)	5%	Growth over time	5.0	Growth over time
	Mineral Resources Per Share(11)	5%	Growth over time	4.0	Growth over time
	Corporate Development Pipeline(12)	5%	Judgment based	4.0	Judgment based
Total Result		100%		80.3

(1)
The Company continues to shift towards aspirational zero harm safety targets and leading performance indicators. Seventy percent of this measure is assessed against the Company’s target for Global Combined Frequency of Accidents (“GCIFR”), which includes contractors, and is defined as:

[lost time accidents + restricted duty assignments] × 200,000 number of hours worked during the period

The performance against the target is measured as follows:
GCIFR	Assessment	Score
Equal to or more than 50% below target	100%	7.0
Equal to 10-50% below target	95%	6.7
Equal to 0-10% below target	90%	6.3
Equal to target	80%	5.6
Equal to 0-10% above target	70%	4.9
Equal to or more than 10% above target	50%	3.5
Equal to or more than 20% above target	0%	0
The remaining thirty percent of this measure is judgement based, taking into account the occurrence of any fatalities at the Company’s operations as well as other appropriate factors.
(2)
This measure is assessed against both objective targets and measures of key indices (including third-party rankings), as well as through judgment-based analysis considering important initiatives/actions in areas more relevant to the Company’s situation and operating environments.

(3)
This measure is judgment based and is assessed against the development of the Company’s succession plans for all critical positions, building future leader’s capacity and other initiatives to achieve the Company’s strategy with its people.

(4)
These measures are assessed against the Company’s annual guidance, as set out in the Company’s February news release. Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures — for more information, see “Note to Investors Concerning Certain Measures of Performance”.

For production, the performance against the target is measured as follows:
Production(*)	Assessment	Score
Equal to or more than 1.5% above guidance	100%	10.0
At or within 1.5% of the midpoint of guidance	90%	9.0
Equal to or more than 1.5% below guidance	75%	7.5
Equal to or more than 3.0% below guidance	50%	5.0
Equal to or more than 4.5% below guidance	25%	2.5
Equal to or more than 10.0% below guidance	0%	0

(*)
Where a guidance range has been provided, the calculation will be made based on the mid-point of that guidance range.

For total cash costs per ounce and all-in sustaining costs per ounce, the performance against the target is measured as follows:
Total Cash Costs Per Ounce(*) and All-In Sustaining Costs Per Ounce(*)	Assessment	Score
Equal to or more than 2.5% below guidance	100%	7.5
At or within 2.5% of the midpoint of guidance	90%	6.8
Equal to or more than 2.5% above guidance	75%	6.0
Equal to or more than 5.0% above guidance	50%	4.0
Equal to or more than 7.5% above guidance	25%	2.0
Equal to or more than 10.0% above guidance	0%	0

(*)
Where a guidance range has been provided, the calculation will be made based on the mid-point of that guidance range.

(5)
This measure is both target (against internal budget) and judgement based and is assessed against the Company’s goal of increasing Operating Cash Flow per Share over time, while taking into account competing uses of cash. Operating Cash Flow Per Share is defined as:

cash provided by operating activities before working capital adjustment weighted average number of common shares outstanding (basic)
(6)
This measure is assessed against the Company’s goal of achieving a Return on Invested Capital of 10-15%. This metric measures the returns generated from capital invested in the Company’s existing operating mines. Return on Invested Capital is defined as:

   Adjusted NOPAT
average invested capital

where “Adjusted NOPAT” is equal to:
Net Income (loss) for the year
Adjust for:	Income and mining taxes expense
Adjust for:	Income and mining taxes paid
Adjust for:	Finance costs
Adjust for:	Other Income
Adjust for:	Impairment loss/reversal
Adjust for:	Gain/loss on sale of equity securities
Adjust for:	Gain/loss on derivative financial instruments
Adjust for:	Foreign currency translation loss/gain
Adjust for:	Other non-recurring items
Adjusted NOPAT
and where “average invested capital” is equal to the portion of capital actively being utilized in the business during the current and previous year:
Property, plant and mine development
Add:	Goodwill
Subtract:	Long-term assets not subject to depreciation (excluding Goodwill)
Add:	Current Assets
Subtract:	Current Liabilities
Subtract:	Cash & Cash Equivalents
Subtract:	Short Term Investments
Invested Capital
The performance against the target is measured as follows:
Return on Invested Capital	Assessment	Score
Equal to or more than 10%	100%	5.0
Between 5.0% and 10%	50%	2.5
Equal to or less than 5.0%	0%	0

(7)
This measure is judgment based and is assessed against the Company’s goal of growing the Company’s dividend over time to return excess cash to shareholders, while taking into account competing uses of cash and the gold price environment.

(8)
This measure is assessed against the Company’s performance relative to the Company’s peer group. For a discussion of how the Company selected the Company’s peer group, see “Peer Group” on page 48 of this Circular.

Total Shareholder Return is defined as:
A + B
C
Where: “A” is equal to the volume weighted average trading price of the common shares of the company calculated by dividing the aggregate value by the aggregate volume of the common shares of the company traded on the TSX or, if the common shares are not traded on the TSX, on such other public stock exchange on which the common shares are listed that has the greatest volume of trading, for the five trading days immediately preceding the last day of the reference period; “B” is equal to the total value of dividends paid by the company per common share during the reference period; and “C” is equal to the volume weighted average trading price of the common shares of the company calculated by dividing the aggregate value by the aggregate volume of the common shares of the company traded on the TSX or, if the common shares are not traded on the TSX, on such other public stock exchange on which the common shares are listed that has the greatest volume of trading, for the five trading days immediately preceding the first day of the reference period. For purposes of calculating Total Shareholder Return, the reference period is the period from January 1st of the applicable year to November 30th of the applicable year.
The performance against the Company’s peer group is measured as follows:
Total Shareholder Return	Assessment	Score
If ranked 1st in the peer group	100%	10.0
If ranked 2nd or lower in the peer group	# in Peer Group — Rank # in Peer Group	0 – 9.5
Modifying factor: if Total Shareholder Return is equal to or less than 0%, maximum score is 5.0
(9)
This measure is judgment based and is assessed against the execution of the Company’s schedule and budget for the Company’s key capital projects.

(10)
This measure is judgment based and is assessed against the Company’s goal of growing Mineral Reserves Per Share over time, while maintaining a minimum of 10 to 15 times annual gold production in mineral reserves. Mineral Reserves Per Share is defined as:

total mineral reserve
weighted average number of common shares outstanding (basic)
(11)
This measure is judgment based and is assessed against the Company’s goal of growing Mineral Resources Per Share over time, while accounting for the successful conversion of mineral resources to mineral reserves. Mineral Resources Per Share is defined as the aggregate of:

total measured and indicated mineral resource
weighted average number of common shares outstanding (basic)
and
total inferred mineral resource
weighted average number of common shares outstanding (basic)
(12)
This measure is judgment based and is assessed against the Company’s performance with respect to searching out acquisition opportunities in low-risk regions that are well matched to the Company’s skills and abilities and the identification and evaluation of early to mid-stage candidates for inclusion in the project pipeline.

People (25% weighting; performance assessment: 20.7%)
The health and safety of the Company’s employees, including contractors working on the Company’s sites, is of the highest importance, as well as the Company’s commitments to good environmental, social and governance practices and personnel development activities.
Health and Safety — Global Combined Frequency of Accidents (10% of total weighting):
•
In 2023, the Company adjusted the calculation of this performance measure to calculate the score based 70% on pre-determined and pre-disclosed formulas and 30% based on judgement, as set out above

•
Health and safety is a component of the “S” in “ESG”, and an important factor that reflects the Company’s labour practices

GCIFR Rate:
•
The GCIFR rate in 2023 was 0.43, well below our target of 0.77, the best global safety performance in the Company’s 67 year history and continued the trend of lower GCIFR year-over-year

•
Based on the formula above, the GCIFR rate of 0.43 results in a performance score of 6.7 for this element of the factor

•
As the Company continues to move towards its aspirational target of zero accidents, the main focus is on implementing strategies to identify and mitigate risks across the organization and influence people to work safely in every aspect of their day. Continuous improvement is targeted by setting objectives that are seen across the organization as being challenging but achievable in order to motivate employees to achieve the objectives. The Company’s practice with respect to setting the GCIFR rate target is to set the target at approximately 5% below the average GCIFR rate of the previous 3 years. For 2024, this resulted in a GCIFR rate target of 0.56

Judgement Based and other Considerations:
•
The Company continued to achieve improvements in its Total Recordable Incident Frequency (“TRIFR”, which includes accidents resulting in lost time, restricted duty assignment or requiring medical assistance) rate, reaching a record low of 0.85 in 2023 and continued the trend of lower TRIFR year-over-year

•
The “Towards Zero Accidents” initiative continued in 2023, with each site emphasizing leading indicators and “Boots in the Field” or “Visible Felt Leadership.” Additionally, the corporate team worked with the sites to increase awareness of best practices in risk management, ensured that mental health management programs are in place at each site and focused on the effective management of contractors from a safety perspective

•
The Company adopted a common incident investigation tool based on the “Incident Cause Analysis Method” (“ICAM”) approach. Training was provided in English, French or Spanish to 35 lead investigators, equipping all sites to conduct incident investigations using the ICAM approach in 2024

Performance score: calculated based on GCIFR rate at 6.7 out of 7.0 and assessed at 1.0 out of 3.0 based on the judgement scored factors, for an aggregate score of 7.7 out of 10.0
Environmental, Social and Governance (“ESG”) (10% of total weighting):
Key Indices (Including Third-Party Rankings)
•
All of the Company’s mines demonstrated the application of good practices in ESG matters through the application of the Mining Association of Canada’s (“MAC”) Toward Sustainable Mining (“TSM”) protocols, including Indigenous & Community Relations, Biodiversity Conservation, Climate Change, Safety & Health, Tailings Management and Crisis Management. These protocols are a means to align operations and to demonstrate our good practices and commitment on ESG matters

•
All operations continued to implement and improve performance as measured against the TSM protocols, Responsible Gold Mining Principles, Voluntary Principles on Security and Human Rights and our internal Risk Management & Monitoring System

•
The Company tracks its performance against several key measurable indices, both environmental (including GHG Emissions, Fresh Water Intensity, Total Waste and Tailings) as well as social (Combined Lost-Time Accidents, Diversity and Economic Contributions to the communities we operate in). The Company’s performance in each of these objective measures continued to indicate that we perform well in comparison with our peers

Judgement Based and other Considerations:
•
The Company is addressing continued investor interest in ESG matters through increased disclosure of ESG policies and technical details as well as through direct investor engagement. Areas of focus in 2023 included biodiversity and the Company’s climate change strategy

•
In 2023, the Company maintained its Net Zero Carbon by 2050 target and its -30% by 2030 target. The Company continues to advance in a prudent manner with respect to developing plans to achieve these targets, including the following activities in 2023: completed transitional risk assessments, prepared a Corporate Standard for Climate Action, developed a supplier engagement strategy to promote sustainability in our supply chain and improved the automation of greenhouse gas accounting systems

•
In 2023, the Company demonstrated its commitment to reconciliation with Indigenous Nations in several ways, including by entering into a new collaboration agreement with the Abitibiwinni First Nation in Quebec for the LaRonde mine; making significant progress towards reaching an agreement with traditional owners in Australia for the Fosterville mine; advancing efforts to strengthen relations with First Nations in Quebec by bringing together multiple Algonquin Nations for collective collaboration and committing C$1.0 million to the collective collaboration efforts; and making significant progress on developing the Company’s first Reconciliation Action Plan, with more than 200 employees, stakeholders and rights holders being consulted during the year

Performance score: 8.0 out of 10.0
People Development (5% of total weighting):
•
Providing internal opportunities as well as fulfilling, long-term careers are key elements of the Company’s people development strategy. Both the Merger and the Yamana Transaction have provided many opportunities for our people and the Company has used these opportunities to review our human resources practices

•
Succession planning for the Company’s senior executives advanced, with future candidates being identified and holding interviews with future leaders to determine the match between career goals and opportunities as well as to identify any training or coaching needs. The succession planning process for employees below the executive level was successfully completed within the designated timeline, with a notable shift in emphasis towards critical roles, particularly senior operational positions

•
The Great Place to Work® employee engagement survey was conducted for the third time in several locations (including Finland, Nunavut, Quebec, Toronto and Sweden) and for the second time in several locations (including Australia and Ontario). In Mexico, where the survey has been used for over a decade, La India was recognized as the 13th best multinational company with more than 500 employees to work for in Mexico and Pinos Altos ranked 28th in the category of up to 5,000 employees

•
The Dr. Leanne Baker Scholarship and Development Program welcomed the second cohort of eight women for training and development sessions throughout the year. The program aims to support successive cohorts of women who work for the Company and have been identified as having promise or who have expressed interest for advancement into leadership positions through a 2-year mentorship and training program

•
The Company’s Leadership Development Program (“LDP”) continued to be a core aspect of our people development strategy. Aligned with our Diversity and Inclusion strategy, content in support of building inclusive leadership skills has been woven into existing modules of the LDP, culture onboarding programs and hiring interviews

Performance score: 5.0 out of 5.0
Performance — Operational (25% weighting; performance assessment: 23.6%)
Operational performance is assessed against the annual production, total cash costs per ounce and all-in sustaining costs (“AISC”) per ounce guidance disclosed in the Company’s news release issued in February of each year.
Production (10% of total weighting):
•
In 2023, the Company adjusted the calculation of this performance measure to calculate the score based on the pre-determined and pre-disclosed formulas as set out above

•
2023 production of 3,439,654 ounces of gold was more than 1.5% above the mid-point of guidance of 3,340,000 ounces of gold and at the very top end of the Company’s 2023 guidance range

•
The Company ended 2023 with record annual gold production

•
Based on the formula above, the annual production of 3,439,654 ounces of gold results in a performance score of 10.0

Performance score: 10.0 out of 10.0
Total Cash Costs (7.5% of total weighting):
•
In 2023, the Company adjusted the calculation of this performance measure to calculate the score based on the pre-determined and pre-disclosed formulas as set out above

•
2023 total cash costs per ounce of gold produced of $865 were within 2.5% of the mid-point of guidance of $865 per ounce of gold produced

•
Based on the formula above, the total cash costs per ounce of gold produced of $865 results in a performance score of 6.8

•
Total cash costs per ounce in 2024 are expected to be between $875 and $925. The higher unit costs, when compared to the full year 2023, are largely a result of inflationary effects on labour and maintenance, the transition from open pit to underground mining at the Canadian Malartic complex and lower gold grades at the Macassa and Fosterville mines as per the mining sequence

Performance score: 6.8 out of 7.5
All-in Sustaining Costs (7.5% of total weighting):
•
In 2023, the Company adjusted the calculation of this performance measure to calculate the score based on the pre-determined and pre-disclosed formulas set out above

•
2023 AISC per ounce of gold produced of $1,179 were within 2.5% of the mid-point of guidance of $1,165 per ounce of gold produced

•
Based on the formula above, the AISC per ounce of gold produced of $1,179 results in a performance score of 6.8 out of 7.5

•
AISC per ounce in 2024 are expected to be between $1,200 and $1,250. The higher costs, when compared to the full year 2023, are largely a result of the expected higher total cash costs per ounce and higher sustaining costs due to additional maintenance requirements at the Detour Lake mine and additional sustaining costs at the Macassa and Kittila mines following the completion and commissioning of their respective expansion projects in 2023

Performance score: 6.8 out of 7.5
Performance — Financial (25% weighting; performance assessment: 15.5%)
Financial performance is assessed against operating cash flow per share, return on invested capital, dividends per share and total shareholder return.
Operating Cash Flow Per Share (5% of total weighting):
•
Cash provided by operating activities in 2023 was a record $2,748.0 million (as compared to $2,115.9 million in 2022)

•
Operating cash flow per share in 2023 was a record $5.62/share (as compared to $4.83/share in 2022)

•
The increase in cash provided by operating activities in 2023 compared to 2022 was primarily due to higher revenues from the acquisition of the remaining 50% of the Canadian Malartic complex, higher sales volumes from a full year of contribution in 2023 from the Detour Lake, Macassa and Fosterville mines (as compared to 326 days during the year-ended December 31, 2022 following the closing of the Merger) and from higher realized gold prices

Performance score: 3.0 out of 5.0
Return on Invested Capital (5% of total weighting):
•
In 2023, the Company adjusted the calculation of this performance measure to calculate the score based on the pre-determined and pre-disclosed formulas as set out above

•
The Company had net income of $1,941.3 million ($3.97/share) in 2023 as compared to net income of $670.2 million ($1.53/share) in 2022

•
Return on Invested Capital of 6.8% (as compared to 9.9% in 2022) was below the Company’s long-term target of 10-15%, primarily due to a significant increase in the average invested capital denominator as a result of acquired Property, Plant and Equipment and associated Goodwill

•
Based on the formula above, the Return on Invested Capital of 6.8% results in a performance score of 2.5 out of 7.5

•
The Company continues to exercise increased discipline in its capital allocation process and decision-making:

•
Target investment returns of 10-15%

•
Independent project and business case reviews for significant capital expenditures

•
Robust project management and tracking to ensure projects are on time, on budget and deliver as promised

Performance score: 2.5 out of 5.0
Dividends Per Share (5% of total weighting):
•
The Company has paid a dividend consecutively for over 40 years, with a cumulative payout of over $2 billion

•
Quarterly dividends remained consistent in 2023 at $0.40 per share

•
The Company’s dividend yield at December 31, 2023 was 3%

Performance score: 4.0 out of 5.0
Total Shareholder Return (10% of total weighting):
•
In 2023, the Company adjusted the calculation of this performance measure to calculate the score based on the pre-determined and pre-disclosed formulas set out above and also adjusted the peer group as discussed elsewhere in this Circular (see “Peer Group” at page 48 of this Circular)

The Company’s Total Shareholder Return ranking was 5 out of 15, in the Company’s peer group, as set out below:
	TSR (%)	Rank (#)
Anglo American	72	14
Barrick Gold Corporation	100	6
Cameco Corporation	199	1
First Quantum Minerals.	43	15
Freeport-McMoRan Inc.	98	9
Kinross Gold Corporation	141	2
Lundin Mining Corporation	112	3
Newmont Corporation	86	12
Nutrien Ltd.	78	13
Pan American Silver Corp.	93	11
Rio Tinto plc	100	7
Suncor Energy	107	4
TC Energy Corporation	98	8
Teck Resources	96	10
Agnico Eagle Mines Limited	102	5

•
Based on the formula above, the Total Shareholder Return ranking of 5 results in a performance score of 6.0 out of 10.0

Performance score: 6.0 out of 10.0
Pipeline (25% weighting; performance assessment: 20.5%)
Pipeline performance is assessed against the Company’s performance with respect to searching out acquisition opportunities in low-risk regions that are well matched to the Company’s skills and abilities, the identification and evaluation of early to mid-staged candidates for inclusion in the project pipeline, capital project execution and growth in mineral reserves and mineral resources per share.
Key Projects (10% of total weighting):
Nunavut:
•
Meliadine Phase 2 — expansion is progressing as planned and mill throughput is expected to increase to 6,000 tonnes per day (“tpd”) late in 2024 and to 6,250 tpd in 2026

Ontario:
•
Detour Lake mine — steady progress on the mill optimization projects continued, with the mill throughput rate expected to reach and sustain 76,700 tpd (equivalent to an annualized rate of approximately 28 Mtpa) in the second half of 2024

•
Macassa mine — realized better operating performance and productivity in 2023 driven, in part, by the completion of the #4 Shaft project that increased the ore hoisting capacity to approximately 4,000 tpd and improvements to the ventilation in the deeper portion of the mine

Quebec:
•
Odyssey mine — The planned mining rate of 3,500 tpd at Odyssey South was reached earlier than anticipated and sustained through the fourth quarter of 2023. Ramp development has exceeded target, reaching a depth of 715 metres as at December 31, 2023. Surface construction is progressing as planned, with approximately 65% completed at year-end, and shaft sinking activities continued to ramp up through the fourth quarter

Finland:
•
Kitilla mine — Shaft commissioning and ramp-up completed as planned

Performance score: 7.5 out of 10.0
Mineral Reserves Per Share (5% of total weighting):
•
2023 gold mineral reserves, net of 2023 gold production, were a record 53.8 million ounces of gold (1,287 million tonnes grading 1.30 g/t gold), an increase of approximately 10.5% when compared to the 48.7 million ounces of gold (1,186 million tonnes grading 1.28 g/t gold) at year-end 2022

•
This equates to approximately 110.1 ounces of gold per 1,000 shares, which is a slight decrease of approximately 1.1% when compared to 2022 (111.3 ounces of gold per 1,000 shares)

•
Compared to 2024 production guidance of 3.35-3.55 million ounces of gold, 2023 gold mineral reserves represent approximately 15.6 years of gold production

Performance score: 5.0 out of 5.0
Mineral Resources Per Share (5% of total weighting):
•
2023 gold contained in measured and indicated mineral resources were 44.0 million ounces (1,189 million tonnes grading 1.15 g/t gold), a decrease of approximately 0.6% when compared to the 44.2 million ounces of gold (1,178 million tonnes grading 1.17 g/t gold) at year-end 2022

•
2023 gold contained in inferred mineral resources was 33.1 million ounces (411 million tonnes grading 2.50 g/t gold), an increase of approximately 26% when compared to the 26.3 million ounces of gold (311 million tonnes grading 2.63 g/t gold) at year-end 2022

•
This equates to approximately 157.8 ounces of gold per 1,000 shares, which is a decrease of approximately 2.1% when compared to 2022 (161.1 ounces of gold per 1,000 shares)

Performance score: 4.0 out of 5.0
Corporate Development Pipeline (5% of total weighting):
•
On March 31, 2023, the Company completed the Yamana Transaction that resulted in Agnico Eagle acquiring the remaining 50% interest of the Canadian Malartic mine, as well as Yamana Gold’s other Canadian assets

•
On April 6, 2023, the Company completed the formation of a 50/50 joint venture with Teck Resources Limited with respect to the San Nicolás copper-zinc development project located in Zacatecas, Mexico

•
Activities in 2023 also included new equity investments in multiple junior mining companies, maintenance activities with the Company’s existing portfolio of junior mining companies and evaluations of numerous projects

Performance score 4.0 out of 5.0
2023 Individual Performance Factors for Named Executive Officers
The individual performance factor is determined each year during the annual review process and is set by the Compensation Committee with respect to the Chief Executive Officer and by the Chief Executive Officer with respect to the other Named Executive Officers. The individual performance factor is set between 0% and 150%.
The Compensation Committee can augment the bonus payout to the Chief Executive Officer to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. The Chief Executive Officer can augment the bonus payout to the other Named Executive Officers to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. However, notwithstanding the exercise of such discretion, the total short-term incentive payment cannot exceed the maximum incentive payout for the given position and the Compensation Committee expects that this discretion would only be exercised in extraordinary circumstances. The Board has final approval of any amounts awarded and there are no guaranteed payments under the STIP. See below for details.
Ammar Al-Joundi, President & Chief Executive Officer
In 2023, Mr. Al-Joundi’s responsibilities and objectives included: setting the Company’s strategic direction while ensuring that the proper human and financial resources were in place to support and give effect to the direction set; achieving operating targets for production, costs, gold reserves and major project completion; developing and executing on corporate goals and objectives; and overseeing acquisition/divestiture initiatives and representing the Company before stakeholders. For 2023, the Compensation Committee awarded Mr. Al-Joundi an individual performance factor of 125%.
Mr. Al-Joundi’s accomplishments relating to 2023 included:
•
achieved the Company’s best global safety performance in its 67 year history;

•
achieved record annual production of 3,439,654 ounces of gold;

•
achieved record annual free cash flow;

•
achieved production and cost guidance and announced a stable three-year production outlook;

•
increased proven and probable mineral reserves (net of production) at December 31, 2023 to a record 53.8 million ounces of gold;

•
advanced the Company’s succession planning initiatives;

•
completed the integration of the business following the Merger with Kirkland Lake Gold;

•
completed the Yamana Transaction;

•
completed the formation of a 50/50 joint venture with Teck Resources Limited with respect to the San Nicolás copper-zinc development project located in Zacatecas, Mexico;

•
continued to advance key pipeline projects; and

•
maintained quarterly dividends in 2023 at $0.40 per share.

Jamie Porter — Executive Vice-President, Finance and Chief Financial Officer
Mr. Porter was appointed Executive Vice-President, Finance and Chief Financial Officer of the Company on May 1, 2023. In 2023, Mr. Porter’s objectives included overall responsibility for all financial aspects of the Company, including financial reporting, treasury, budgeting, internal audit and control and input on corporate strategy and acquisitions, oversight of the investor relations program, oversight of the information technology department and representing the Company before stakeholders. For 2023, the Compensation Committee awarded Mr. Porter an individual performance factor of 120%.
Mr. Porter’s accomplishments relating to 2023 included:
•
integrated into the Company’s executive team successfully;

•
maintained a strong balance sheet, including, repaying out of available cash the $100 million 4.54% Series A senior notes at maturity;

•
successfully integrated the finance department following the Yamana Transaction;

•
no issues pertaining to the financial statements;

•
led information technology group that continued to make improvements in cybersecurity readiness; and

•
led strong, award winning investor relations program.

Sean Boyd — Former Executive Chair
In 2023, Mr. Boyd’s responsibilities and objectives in the role of Executive Chair included: providing leadership to the Board; developing, implementing and reviewing the Company’s strategic plans; in collaboration with the Chief Executive Officer, identifying opportunities for value-enhancing strategic initiatives; representing the Company before its strategic partners, shareholders and external stakeholders; ensuring an effective succession plan is in place; and providing advice, counsel and mentorship to the Chief Executive Officer, and the other members of senior management.
As described above under “Target Incentive Levels”, Mr. Boyd is not eligible for an STIP award. Accordingly, the Compensation Committee did not award Mr. Boyd an individual performance factor.
Jean Robitaille — Executive Vice-President, Chief Strategy & Technology Officer
In 2023, Mr. Robitaille’s objectives included overseeing the corporate development, business strategy, technical services and project evaluation teams, focusing on business strategy alignment, including with respect to corporate development and project evaluations, and improved accountability for key initiatives related to the strategic plan, enhanced monitoring and follow-up of the capital allocation process, the optimization of the analysis, provision of technical support to all business units as well as spearheading the innovation platform. For 2023, the Compensation Committee awarded Mr. Robitaille an individual performance factor of 130%.
Mr. Robitaille’s accomplishments relating to 2023 included:
•
oversight of the corporate development group, including strategic acquisition and M&A opportunities, including:

•
completed the Yamana Transaction;

•
completed the formation of a 50/50 joint venture with Teck Resources Limited with respect to the San Nicolás copper-zinc development project located in Zacatecas, Mexico;

•
oversight of the strategic plan, further enhancing the long term vision and planning with an emphasis on the Company’s full potential exercise and regional optimization, including:

•
at the Fosterville mine, evaluated the potential to optimize mining and milling through improved productivity to ensure Fosterville remains a sustainable 175,000 ounces to 200,000 ounces producer annually;

•
at the Canadian Malartic complex, work is ongoing to evaluate the potential to utilize expected excess milling capacity (approximately 40,000 tpd beginning in 2028), leveraging the existing processing plant to process ore from mines/projects across the Abitibi Gold Belt;

•
oversight of enhanced long term planning scenarios and integration into corporate development initiatives;

•
continued innovation efforts, including with respect to drilling, core scanning, ore sorting and digital transformation initiatives;

•
oversight of technical support provided to the Company’s development and advanced exploration projects; and

•
continued to advance key pipeline projects.

Natasha Vaz — Executive Vice-President, Chief Operating Officer — Ontario, Australia & Mexico
In 2023, Ms. Vaz’s objectives included overseeing the effective operation of the Ontario, Australia and Mexico operations, and executing the business plan, pursuing life-of-mine and budgeting process improvements, ensuring operation and optimization of each operation, pursuing business development opportunities, creating synergies within the Canadian operations and providing coaching and support to the unit’s leadership. For 2023, the Compensation Committee awarded Ms. Vaz an individual performance factor of 120%.
Ms. Vaz’s accomplishments relating to 2023 included:
•
while there were operating challenges at the Detour Lake mine (transformer failure in the third quarter) and the Fosterville mine (lower grades), the Business Unit overall achieved solid operating performance and is well positioned for success in 2024, including:

•
at the Detour Lake mine, the Company now expects the mill to reach a throughput rate of approximately 76,700 tpd (equivalent to an annualized rate of approximately 28 Mtpa) in the second half of 2024, compared to 2025 previously. The Company also sees the potential to reach a mill throughput rate of 79,450 tpd (equivalent to an annualized rate of approximately 29 Mtpa) in 2026 through the implementation of advanced process control (expert systems) and further runtime improvements;

•
at the Macassa mine, the mine continued to demonstrate sustained productivity gains and improved compliance to plan, which resulted in record quarterly and annual development metres, tonnes skipped and mill throughput in the fourth quarter; and

•
at the Fosterville mine, work is ongoing to evaluate the potential to optimize mining and milling through improved productivity to ensure Fosterville remains a sustainable 175,000 ounces to 200,000 ounces producer annually;

•
pipeline projects continued to advance, including:

•
at the Detour Lake mine, the Company is evaluating potential underground mining scenarios;

•
at the Upper Beaver project, the Company continued to advance internal evaluations of potential production opportunities, including comparison of transporting and processing ore at the LaRonde mill to a standalone central mill for Upper Beaver and satellite deposits;

•
at the Macassa mine, production from the Near Surface (“NSUR”) deposit is planned in the first half of 2024 and production from the Amalgamated Kirkland (“AK”) deposit is expected to begin in the second half of 2024 with the extraction of a 25,000 tonne bulk sample; and

•
at San Nicolás, the joint venture continued to advance the project;

•
operating synergies were achieved within Canadian operations, including with the mining of the NSUR and AK deposits through existing infrastructure; and

•
pursued life-of-mine optimization initiatives at each operation.

Short-Term Incentive Calculation for Named Executive Officers
The following table sets out the calculation for the short-term incentive amount paid to each Named Executive Officer in 2023.
Name	Individual Incentive Target	x	Individual Performance Factor	x	Corporate Performance Factor	x	Base Salary	x	Short-Term Incentive Amount(1)
	(%)		(%)		(%)		($)		($)
Ammar Al-Joundi	200	x	125	x	80.3	x	963,170	=	1,933,749
Jamie Porter	100	x	120	x	80.3	x	555,675	=	537,153
Sean Boyd(2)	n/a	x	n/a	x	n/a	x	n/a	=	n/a
Jean Robitaille	100	x	130	x	80.3	x	477,881	=	518,630
Natasha Vaz	100	x	120	x	80.3	x	518,630	=	518,630
David Smith(3)	n/a	x	n/a	x	n/a	x	n/a	=	n/a

(1)
The base salary and short-term incentive amount is paid in Canadian dollars and reported in U.S. dollars. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409. The final awarded amount is subject to rounding.

(2)
The Compensation Committee determined that Mr. Boyd, in his role as Executive Chair, was not eligible to receive a STIP. Rather, Mr. Boyd’s compensation package consisted of a fixed base salary and fixed annual grants of RSUs and PSUs.

(3)
Mr. Smith retired from the position of Executive Vice President, Finance and Chief Financial Officer on April 28, 2023.

b.
Long-Term Incentives

Philosophy
The Company’s policy with respect to long-term incentive awards is to ensure alignment between management’s and key employee’s long term interests with those of shareholders and to retain key management and employees. RSUs and PSUs provide alignment between officers’ compensation and increases in the value of the Company’s common shares, and therefore create an incentive to enhance shareholder value over the long-term. Beginning in 2023, Option grants no longer form part of the compensation of executives at the level of Vice-President and above. Grants of RSUs and PSUs are based on four factors:
•
the individual’s performance;

•
the individual’s level of responsibility within the Company and ability to create or enhance future value for shareholders;

•
the number and value of RSUs and PSUs previously issued to the individual; and

•
the Company’s performance and past practices.

The Compensation Committee believes direct ownership of shares and share units more fully aligns management and shareholder interests and, beginning in 2023, awards only RSUs and PSUs to executives at the level of Vice-President and above (this had been the policy for the Executive Chair and President & Chief Executive Officer since 2013). Long-term incentives for other key employees are provided through a combination of RSUs, PSUs and/or Options granted under the RSU Plan, the PSU Plan and the Stock Option Plan, respectively.
Long-term incentives are an integral part of the compensation strategy of the Company. The Internal Survey, described above, compares the long-term incentive grants issued to the Company’s executive officers relative to the companies surveyed. Based on these findings, the Company believes that the RSUs and PSUs issued to the executives of the Company are generally in line with industry practices. Currently, there is no limit on the number of RSUs granted per year under the RSU Plan or PSUs granted per year under the PSU Plan.
The four factors outlined above provide a broad framework within which the Company evaluates the performance of the individual and assesses the potential value each individual can contribute to the future success of the Company. Long-term incentive grants are then awarded on this basis. There is no weighting of factors or specific measures that an individual must achieve; it is a comprehensive evaluation based on the performance, potential contributions and value of the individual to the business of the Company. In addition, for certain positions, including the former Executive Chair and the President & Chief Executive Officer, the Compensation Committee has set fixed annual awards of RSUs and PSUs. As the number of RSUs and PSUs awarded to the former Executive Chair and President & Chief Executive Officer are fixed, the value of these awards fluctuates directly with changes in the Company’s share price which the Compensation Committee believes creates direct alignment with shareholders.
In connection with the evaluation of management’s performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation with respect to the number of RSUs and PSUs to be granted to officers of the Company. If such recommendation is deemed acceptable to the Board of Directors, the Board of Directors approves the award of the RSUs and PSUs to be granted in December of the following year in order to more closely align executive compensation with shareholder performance and be able to disclose information on executive compensation in comparison with shareholder performance in a more meaningful way.
Beginning in 2023, the Compensation Committee adjusted the Company’s practice with respect to the granting of RSUs and PSUs. With the introduction of PSUs to the Company’s compensation plan in 2016, the Compensation Committee had historically recommended a 50/50 ratio of PSUs to RSUs when making grant recommendations. In order to (i) increase the proportion of long term equity “at risk”, (ii) be responsive to the evolution of equity grant best practices, (iii) be responsive to shareholder feedback and (iv) further increase alignment with shareholders, the Compensation Committee has now determined to recommend a 60/40 ratio of PSUs to RSUs when making grant recommendations. The Compensation Committee remains committed to fixed grant practices of RSUs and PSUs for the President & Chief Executive Officer and will continue this practice with the new 60/40 PSU to RSU ratio — that is, rather than receiving 40,000 PSUs and 40,000 RSUs for an aggregate grant of 80,000 units, the President & Chief Executive Officer will now receive 48,000 PSUs and 32,000 RSUs for an aggregate grant of 80,000 units beginning with the grant approved in December 2023 and that will be awarded in December 2024. See “Letter from the Chair of the Compensation Committee” starting on page 40 of this Circular for additional details.
The Company’s practices with respect to the vesting of each of RSUs and PSUs are set out below.
RSUs
The Compensation Committee’s practice is to recommend to award RSUs that vest on December 31 or the last trading day of the third calendar year following the year in respect to which the RSUs were granted. A description of the RSU Plan is set out under “RSU Plan” beginning on page 61 of this Circular.
PSUs
The Compensation Committee’s practice is to recommend to award PSUs that vest on December 31 or the last trading day of the third calendar year following the year in respect to which the PSUs were granted. A description of the PSU Plan is set out under “PSU Plan” beginning on page 62 of this Circular.
2023 PSU Vesting (2021 Grants)
PSUs form a minimum of 50% of the equity component of long-term incentive compensation for the former Executive Chair and the President & Chief Executive Officer and are forming a larger component of long-term incentive compensation for the other Named Executive Officers as the Company has now eliminated Option grants to executives at the level of Vice-President and above and increased the relative number of PSUs as compared to RSUs to be granted in the future.
The table below sets out the value of PSUs for each Named Executive Officer that vested in 2023, based on the Company’s performance for the period 2021-2023. The Performance Measurement and targets for the PSUs granted in 2023 (and that will vest in 2025) will be calculated in the same manner as for the PSUs that vested in 2023, and, accordingly, the Company has disclosed the vesting conditions for PSUs granted under the PSU Plan.
Name	2021 Grant Value(1)	2021 PSU Award	x	2021 PSU Performance Measurement	x	Share Price at Vesting(2)	PSU Value(3)
	($)	(# of units)		(0 - 200%)		($)	($)
Ammar Al-Joundi	2,371,642	32,500		125		53.83	2,186,697
Jamie Porter(4)	n/a	n/a		n/a		n/a	n/a
Sean Boyd	3,648,680	50,000		125		53.83	3,364,149
Jean Robitaille	729,736	10,000		125		53.83	672,830
Natasha Vaz(4)	n/a	n/a		n/a		n/a	n/a
David Smith(5)	n/a	n/a		n/a		n/a	n/a

(1)
The valuation of the grants of PSUs was calculated based on the “Market Price” of the Company’s common shares as provided for in the PSU Plan at the time of grant, being C$91.48. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7977.

(2)
The share price shown represents the price of the common shares of the Company on the TSX at the time of vesting, being C$72.65. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(3)
The valuation of the PSUs at vesting was calculated based on the number of PSUs granted, multiplied by the PSU performance measurement, multiplied by the price of the common shares of the Company on the TSX at the time of vesting. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(4)
Mr. Porter joined the Company and was appointed Executive Vice-President, Finance and Chief Financial Officer in May, 2023. Ms. Vaz joined the Company and was appointed Executive Vice-President, Chief Operating Officer — Ontario, Australia & Mexico in February, 2022.

(5)
Mr. Smith retired from the Company in April 2023.

The “Performance Measurement” for PSUs is based on four factors: (1) Relative Total Shareholder Return Rank (37.5%) (“TSR”); (2) Relative Multiple to NAV Rank (37.5%) (“Multiple”); (3) Production (12.5%) (“Production”); and (4) AISC per ounce (12.5%).
The selection of peer group companies for purposes of TSR and Multiple factor calculations is based on criteria including: industry (gold); business scope (exploration, development and production); size (market capitalization; revenue; assets); and peers of peers (companies commonly used as peers of other companies). The Company has selected a different peer group for purposes of assessing TSR and the Multiple factors as compared to the Internal Survey and for Total Shareholder Return in connection with the STIP. The TSR and Multiple factors comprise 75% of the weighting of PSU performance and are measured over a period of almost three years. A larger peer group is used as the concern with a small peer group is that results can be very volatile because relative positioning can be significantly affected by the performance of one company within the group — a larger group smooths out this volatility and, the Company believes, presents a more balanced picture of actual performance over the period being measured. In addition, the peer group companies for purposes of TSR and Multiple are focused on gold mining companies, while the Internal Survey peer group also includes other mining companies and adjacent industries. As TSR is heavily influenced by fluctuations in the price of gold and the market’s approach to selecting appropriate Multiple factors differs across industries, the Company believes this focus on gold mining companies is appropriate.
The peer group and information related to the selection criteria of the peer group for the 2021 PSU awards, which vested in 2023, are set out in the tables below. The peer group was the same as the peer group for the 2020 PSU awards, which vested in 2022, other than the removal of Newcrest Mining Limited and Yamana Gold Inc. due to change of control transactions. For the grants made in 2023, the Company supplemented the below peer group with the additions of AngloGold Ashanti plc, Equinox Gold Corp, GoldFields Limited, Lundin Gold Inc. and Northern Star Resources Limited in order to increase the size of the peer group.
Alamos Gold Inc.	Endeavour Mining Corporation	OceanaGold Corporation
B2Gold Corp.	IAMGOLD Corporation	Pan American Silver Corp.
Barrick Gold Corporation	Kinross Gold Corporation	SSR Mining Inc.
Centerra Gold Inc.	New Gold Inc.	Torex Gold Resources Inc.
Eldorado Gold Corporation	Newmont Corporation	Agnico Eagle Mines Limited

(1)
Percentile rank is based on information reported as of December 31, 2023.

The calculation of PSU awards is determined, in part, based on the Company’s TSR and Multiple relative to peer group companies, as follows:
Company TSR and Multiple Rank	Payout Percentage
1	200%
2 or 3	175%
4 or 5	150%
6 or 7	125%
8 or 9	100%
10 or 11	75%
12 or 13	50%
14 or 15	25%
Less than 15	0%
For Production, the payout performance is as follows:
Production(1)	Payout Percentage
Equal to or more than 6.0% above Production Guidance	200%
Equal to or more than 4.5% above Production Guidance	175%
Equal to or more than 3.0% above Production Guidance	150%
Equal to or more than 1.5% above Production Guidance	125%
At or within 1.5% of the midpoint of Production Guidance	100%
Equal to or more than 1.5% below Production Guidance	75%
Equal to or more than 3.0% below Production Guidance	50%
Equal to or more than 4.5% below Production Guidance	25%
Equal to or more than 6.0% below Production Guidance	0%

(1)
Where a guidance range has been provided, the calculation will be made based on the mid-point of that guidance range.

For AISC, the payout performance is as follows:
AISC(1)	Payout Percentage
Equal to or more than 6.0% below AISC Guidance	200%
Equal to or more than 4.5% below AISC Guidance	175%
Equal to or more than 3.0% below AISC Guidance	150%
Equal to or more than 1.5% below AISC Guidance	125%
At or within 1.5% of the midpoint of AISC Guidance	100%
Equal to or more than 1.5% above AISC Guidance	75%
Equal to or more than 3.0% above AISC Guidance	50%
Equal to or more than 4.5% above AISC Guidance	25%
Equal to or more than 6.0% above AISC Guidance	0%

(1)
Where a guidance range has been provided, the calculation will be made based on the mid-point of that guidance range.

Overall, the Company had strong performance on the Multiple element, positive performance on the TSR and the Production elements and weaker performance on the AISC element in the period 2021-2023, with the following results:
(1)
TSR — 6th for a performance score of 125%;

(2)
Multiple — 1st for a performance score of 200%;

(3)
Production — was below guidance in 2021 by 0.9% for a performance score of 100% and was below guidance in 2022 by 0.6% for a performance score of 100%; and

(4)
AISC — were above guidance in 2021 by 6.2% for a performance score of 0% and were above guidance in 2022 by 6.3% for a performance score of 0%.

Final Calculation
The “Performance Measurement” for purposes of the 2022 grant of PSUs is equal to:
(37.5% × A) + (37.5% × B) + (12.5% × C) + (12.5% × D)
where:
A = Relative Total Shareholder Return Rank Payout Percentage
B = Relative Multiple to NAV Rank Payout Percentage
C = Production Guidance Payout Percentage
D = AISC Guidance Payout Percentage
	Payout %	Weight
A) TSR	100%	37.50%	37.50%
B) Multiple	200%	37.50%	75.00%
C) Production	100%	12.50%	12.50%
D) AISC	0%	12.50%	0.00%
Performance Measurement			125.00%
The Performance Measurement and targets for the PSUs granted in 2023 (and that will vest in 2025) will be calculated in the same manner as for the PSUs that vested in 2023, and accordingly the Company has disclosed the vesting conditions for PSUs granted under the PSU Plan.
Pensions
A description of the retirement benefits made available to the Company’s Named Executive Officers is set out under “Pension Plan Benefits” beginning on page 80 of this Circular.

Executive Incentive Compensation Recoupment Policy
The Company has adopted a recoupment policy (the “Recoupment Policy”) to assist in the management of compensation related risk. Under the Recoupment Policy, the Chief Executive Officer and each executive at the level of “Executive Vice-President” and higher (which includes the Chief Financial Officer, each an “Executive”), is subject to having his or her incentive compensation (including STIP awards, Options, RSUs and PSUs) clawed back in circumstances where the Board of Directors has determined that the Executive has engaged in wrongdoing. In 2023, the Company supplemented the Recoupment Policy by amending it to explicitly comply with the requirements of Section 10D of the United States Securities Exchange Act of 1934, as amended. The Recoupment Policy does not require that the financial statements of the Company are restated in order for an Executive to have his or her annual incentive compensation clawed back.
Share Ownership
In order to align the interests of the Company and those of its officers and employees, the Company encourages ownership of common shares and facilitates this through its RSU Plan, PSU Plan, Stock Option Plan and Incentive Share Purchase Plan. Details of these plans can be found on pages 72 to 80 of this Circular. The Company has also adopted executive common share ownership policies: the Chief Executive Officer is required to have or own at least 125,000 common shares or RSUs of the Company (Mr. Al-Joundi, the current President & Chief Executive Officer of the Company, meets this equity ownership requirement); Executive Vice-Presidents and Senior Vice-Presidents of the Company are required to have or own at least 30,000 common shares or RSUs of the Company; and Vice- Presidents of the Company are required to have or own at least 15,000 common shares or RSUs of the Company. Executives of the Company have five years from the date of appointment to meet this common share ownership requirement. For purposes of the share ownership requirement, only common shares and RSUs are included when determining if an executive has satisfied the minimum ownership requirement — PSUs issued pursuant to the PSU Plan (if any) and Options issued pursuant to the Stock Option Plan (if any) are not included.
The following list sets out each senior officer’s holdings of common shares and RSUs of the Company as at March 15, 2024:
Senior Officer	Holding of Common Shares and RSUs	Deadline to meet Guideline
Ammar Al-Joundi, Director, President & Chief Executive Officer	269,911	Meets Guideline
Dominique Girard, Executive Vice President, Chief Operating Officer — Nunavut, Quebec & Europe	75,985	Meets Guideline
Guy Gosselin, Executive Vice President, Exploration	86,204	Meets Guideline
Carol Plummer, Executive Vice President, Operational Excellence	67,996	Meets Guideline
Jamie Porter, Executive Vice President, Finance & Chief Financial Officer	43,616	Meets Guideline
Jean Robitaille, Executive Vice President, Chief Strategy & Technology Officer	161,987	Meets Guideline
Natasha Vaz, Executive Vice President, Chief Operating Officer — Ontario, Australia & Mexico(1)	35,404	Meets Guideline
Chris Vollmershausen, Executive Vice President, Legal, General Counsel & Corporate Secretary	57,444	Meets Guideline

(1)
This amount includes RSUs under the legacy Kirkland Lake Gold RSU Plan.

Performance Graph
The following graph compares the total cumulative return of $100 invested in the Company’s common shares on December 31, 2018 with the cumulative total return for each of the S&P/TSX Composite Index and S&P/TSX Global Gold Index over the five-year period ended December 31, 2023 (in each case, assuming reinvestment of dividends). The graph below shows what a $100 investment in each of the above mentioned indices and in the Company’s common shares, made at December 31, 2018, would be worth during the five years following the initial investment.
Agnico Eagle Mines Limited Stock Price(1) vs. S&P/TSX Composite and S&P/TSX Global Gold Index

(1)
Assumes reinvestment of dividends of $0.55 paid in 2019, $0.95 paid in 2020, $1.40 paid in 2021, $1.60 paid in 2022 and $1.60 paid in 2023.

The price of the Company’s common shares has slightly underperformed the S&P/TSX Global Gold Index and outperformed the S&P/TSX Composite Index during the five-year period ended December 31, 2023. The trend in compensation of the Named Executive Officers has generally been consistent with share price performance over this period. To illustrate, the total compensation of the Chief Executive Officer marginally decreased in 2019 when the share performance substantially increased; increased in 2020 when the share performance substantially increased; decreased in 2022 when the share performance increased largely as a result of the appointment of a new Chief Executive Officer during the year; and remained stable in 2023 when the share performance increased. However, the total compensation of the Chief Executive Officer increased in 2021 when the share performance decreased, largely as a result of the timing of the calculation of the value of equity awards. In order to address the misalignment achieved in 2021, the Company has adjusted its timing of LTIP grant practices to more closely align executive compensation with share price performance and be able to disclose information on executive compensation in comparison with shareholder performance in a more meaningful way (see “Letter from the Chair of the Compensation Committee” above).
Overall, the Company believes this trend reflects a strong alignment of pay and performance and a balanced approach to compensation, and this alignment is expected to increase following the changes to the Company’s LTIP grant practices. A substantial element of Named Executive Officer compensation (approximately 47% in total in 2023) is comprised of long-term incentives with the final value based on the future common share performance of the Company, directly aligning share price performance and compensation (see “Long-Term Incentive Compensation — RSUs and PSUs”).

Compensation of Officers
The following table sets out the name and title of each of the Company’s senior officers as at March 15, 2024.
Name	Title
Ammar Al-Joundi	President & Chief Executive Officer
Dominique Girard	Executive Vice-President, Chief Operating Officer — Nunavut, Quebec & Europe
Guy Gosselin	Executive Vice-President, Exploration
Carol Plummer	Executive Vice-President, Operational Excellence
Jamie Porter	Executive Vice-President, Finance & Chief Financial Officer
Jean Robitaille	Executive Vice-President, Chief Strategy & Technology Officer
Natasha Vaz	Executive Vice-President, Chief Operating Officer — Ontario, Australia & Mexico
Chris Vollmershausen	Executive Vice-President, Legal, General Counsel & Corporate Secretary
The following summary compensation table sets out compensation during the three most recently completed fiscal years for the Named Executive Officers of the Company, measured by total compensation earned during the fiscal year ended December 31, 2023.
SUMMARY COMPENSATION TABLE
							Non-Equity Incentive Plan Compensation(2)
Name and Principal Position	Year	Salary	Share- Based Awards (ISPP)(3)	Share- Based Awards (RSUs)(4)	Share- Based Awards (PSUs)(4)	Option- Based Awards(5)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation(6)	Total Compensation
Ammar Al-Joundi(7) President & Chief Executive Officer	2023	963,170	48,159	2,176,764	2,176,764	n/a	1,933,749	n/a	434,538	22,092	7,755,236
	2022	955,896	36,504	1,652,366	1,652,366	n/a	1,383,300	n/a	350,879	1,589,320	7,620,631
	2021	757,910	33,208	2,371,810	2,371,810	n/a	877,580	n/a	245,324	18,317	6,675,958
Jamie Porter(8) EVP, Finance & Chief Financial Officer	2023	370,450	17,632	1,852,232	—	n/a	537,153	n/a	23,383	11,547	2,812,396
Sean Boyd(9) Executive Chair	2023	2,222,700	—	1,632,573	1,632,573	n/a	—	n/a	502,597	17,930	6,008,373
	2022	2,220,098	—	2,542,102	2,542,102	n/a	—	n/a	387,309	7,765,007	15,419,651
	2021	1,475,930	—	3,648,938	3,648,938	n/a	3,191,200	n/a	537,087	17,570	12,519,662
Jean Robitaille EVP Chief Strategy & Technology Officer	2023	477,881	23,153	734,658	734,658	n/a	518,630	n/a	149,391	20,747	2,659,118
	2022	479,574	23,055	1,945,318	559,262	213,067	480,313	n/a	143,983	428,555	4,039,820
	2021	478,680	21,503	729,788	729,788	423,313	438,790	n/a	137,621	18,214	2,977,695
Natasha Vaz(10) EVP, Chief Operating Officer — Ontario, Australia & Mexico	2023	518,630	25,932	516,981	516,981	n/a	518,630	n/a	155,589	22,146	2,274,890
	2022	463,799	10,346	768,491	—	—	537,950	n/a	161,385	6,234	1,937,082
David Smith(11) Former Chief Financial Officer	2023	280,307	7,480	—	—	n/a	n/a	n/a	31,364	5,198	324,349
	2022	575,636	27,858	2,148,686	762,631	213,067	576,375	n/a	172,802	158,116	4,401,865
	2021	578,405	26,178	948,724	948,724	544,259	518,570	n/a	164,546	16,116	3,745,522

(1)
All compensation is paid in Canadian dollars and reported in U.S. dollars. The values for 2023 were converted to U.S. dollars using the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409. The values for 2022 were converted to U.S. dollars using the average of the daily 2022 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7685. The values for 2021 were converted to U.S. dollars using the average of the daily 2021 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7978.

(2)
All amounts earned as set out under Non-Equity Incentive Plan Compensation were paid during the respective financial year.

(3)
Represents the Company’s contribution to common shares purchased by the NEOs pursuant to the Incentive Share Purchase Plan, being no more than 5% of their prior year base annual salary. Mr. Boyd does not participate in the Incentive Share Purchase Plan.

(4)
Represents the fair value of the RSUs/PSUs granted to the respective NEOs, which were calculated by multiplying the number of RSUs/PSUs granted by C$73.45 (2022 — C$66.16; 2021 — C$91.48), being the “Market Price” of the Company’s common shares as provided for in the RSU Plan and PSU Plan. Management uses “Market Price” calculations to assess the estimated value of RSU grants and PSU grants when determining the value of proposed long-term incentive awards, and therefore this method of valuation is used here. Other compensation fair value amounts were used for accounting purposes

(See notes 16(c)-(d) to the Notes to the Consolidated Financial Statements of the Company for the year ended December 31, 2023). In the case of Mr. Porter, the fair value of the RSUs granted in 2023 was calculated by multiplying the number RSUs granted by C$76.79, being the “Market Price” of the Company’s common shares as provided for in the RSU Plan — see footnote 8 below. In the case of Ms. Vaz, the fair value of the RSUs granted in 2022 was calculated by multiplying the number RSUs granted by C$55.02, being the “Market Price” of the Company’s common shares as provided for in the RSU Plan.
(5)
The value of Option-based awards, being a weighted average of C$11.09 per Option in 2022 and C$18.95 per Option in 2021, was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. Options were granted at an exercise price of C$67.19 in 2022 and $89.59 in 2021, which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was a weighted average of 1.65% in 2022 and 0.54% in 2021; (ii) current time to expiration of the Option which was assumed to be a weighted average of 2.4 years in 2022 and 2.4 years in 2021; (iii) the volatility for the common shares of the Company on the TSX, which was a weighted average of 30.0% in 2022 and 38.0% in 2021; and (iv) the dividend yield for the common shares of the Company, which was 2.9% in 2022 and 2.2% in 2021. Mr. Al-Joundi and Mr. Boyd were not eligible to receive Options in 2021 or 2022. Beginning in 2023, executives at the level of Vice-President and above do not receive Options.

(6)
Consists of premiums paid for automobile allowances, education, health and wellness benefits, extended executive health coverage, car insurance and parking. In addition, in 2022 this amount includes certain one-time bonuses paid in connection with the Merger as follows: Mr. Al-Joundi (C$2,000,000), Mr. Boyd (C$10,000,000), Mr. Robitaille (C$500,000) and Mr. Smith (C$150,000). In 2023, the Company adopted a policy of not paying special cash bonuses or one-time cash bonuses to executives.

(7)
Mr. Al-Joundi was appointed President & Chief Executive Officer of the Company on February 23, 2022. Prior to his appointment as President & Chief Executive Officer, Mr. Al-Joundi served as the President of the Company.

(8)
Mr. Porter joined the Company and was appointed Executive Vice-President, Finance and Chief Financial Officer on May 1, 2023. In connection with the hiring of Mr. Porter, Mr. Porter was awarded an initial grant of C$2,500,000 in value of RSUs. These RSUs vest in accordance with the terms of the RSU Plan (i.e., on December 31 of the third calendar year following the year in respect of which the RSUs were granted). In determining the amount of the RSU grant for Mr. Porter, the Board considered, among other things, (i) the fact that Mr. Porter would be forfeiting approximately C$3,500,000 in value of equity grants received from his former employer that expired at the time Mr. Porter resigned from his former role to accept employment with the Company, (ii) the retention benefit provided by such grant given the period until such grant vests as well as the delay until Mr. Porter’s initial grant of RSUs and PSUs under the Company’s regular LTIP program and the importance of a strong retention incentive, and (iii) the value of the grant relative to Mr. Porter’s expected total compensation in future years.

(9)
Mr. Boyd was appointed Executive Chair of the Company on February 8, 2022, following the Merger. Prior to his appointment as Executive Chair, Mr. Boyd served as the Chief Executive Officer and Vice-Chair of the Company. Mr. Boyd retired from the position of Executive Chair on December 31, 2023 and has served as the Chair of the Board since such time. No severance or similar payment was made to Mr. Boyd in connection with his retirement.

(10)
Ms. Vaz joined the Company and was appointed Executive Vice-President, Chief Operating Officer — Ontario, Australia & Mexico on February 23, 2022. Prior to joining the Company, Ms. Vaz was the Chief Operating Officer at Kirkland Lake Gold prior to the Merger.

(11)
Mr. Smith retired from the position of Executive Vice-President, Finance and Chief Financial Officer on April 28, 2023. The salary amount for Mr. Smith includes C$120,000 of consulting fees paid for May and June during which time Mr. Smith assisted in the transition of the Chief Financial Officer role to Mr. Porter.

In 2023, the Named Executive Officers received, in aggregate, cash and non-cash compensation of $21.8 million or 0.84% of the cash provided by operating activities of the Company during the year (a significant decrease as compared to $45.5 million for the Named Executive Officers in 2022, or 2.17% of the cash provided by operating activities, in 2022). The following table sets out (i) the aggregate, cash and non-cash compensation of the Company’s Named Executive Officers, (ii) the aggregate, cash and non-cash compensation of the Company’s Named Executive Officers as a percentage of the of the cash provided by operating activities of the Company, and (iii) the Company’s market capitalization at December 31, in each case for the last five years.
	2023	2022	2021	2020	2019
Cash and non-cash compensation	$21,834,360	$45,452,851	$28,471,794	$24,059,333	$21,883,559
As a percent of the cash provided by operating activities	0.84%	2.17%	2.16%	2.02%	2.48%
Market capitalization at December 31 (billions)	$27.2	$23.7	$13.0	$17.1	$14.7

As shown in the table above, the total cash and non-cash compensation paid to the Company’s Named Executive Officers in 2023 is the lowest it has been in the five-year period ending in 2023, notwithstanding the fact that the Company has grown significantly over this period as demonstrated by market capitalization.
RSU Plan
The RSU Plan was established by the Company to assist in the retention of the Company’s employees, officers and directors by providing non-dilutive common shares to reward the individual performance of participants. Grants of RSUs are determined by the Compensation Committee (for directors and officers) or the Chief Executive Officer (for employees). Where the grant of RSUs is given as a dollar value, the number of RSUs awarded to a participant is determined by dividing the dollar value by the “Market Price” on the grant date. For the purposes of the RSU Plan, the “Market Price” is the simple average of the high and low trading prices of the Company’s common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the New York Stock Exchange (the “NYSE”) during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). RSU vesting dates are specified in the RSU Plan. RSUs vest on December 31 (or the last business day) of the third calendar year following the year in respect of which the RSUs were granted. Beginning in 2023, RSUs are granted to executives in December of the year following the year in respect of which the RSUs were earned. RSUs can vest on an earlier date than the vesting date as determined by the Compensation Committee in its sole discretion (for directors and officers) or the Chief Executive Officer in his sole discretion (for employees). The value of dividends declared on non-vested RSUs are paid to the participant as a lump-sum amount upon the vesting of the RSUs. Once vested, the common shares purchased by a third-party administrative agent on the open market underlying the RSUs are transferred to a participant’s vested RSU account (net of applicable tax) and may be sold at the request of the participant. The common shares sold by the administrative agent for tax purposes at the time of vesting are sold automatically by the administrative agent without the instructions or direction of the participant and, where required, the sale transaction is reported by the participant in accordance with applicable disclosure requirements at the time of the transaction.
If a participant’s employment with the Company terminates as a result of a change of control or terminates within a 12-month period following a change of control, the participant’s RSUs vest immediately following such termination (i.e., a double trigger). If a participant’s employment is terminated for cause (as defined in the RSU Plan), the participant immediately forfeits all rights in respect of any non-vested RSUs. If a participant’s employment is terminated without cause, or if the participant retires, dies while in the service of the Company or becomes disabled and is terminated by the Company due to such disability, or if the participant is a director who resigns from the Board of Directors, the participant’s non-vested RSUs vest immediately. If a participant (who is not a director) resigns from the service of the Company, the participant immediately forfeits all rights in respect of any non-vested RSUs, unless otherwise determined by the Compensation Committee (for officers) or the Chief Executive Officer (for employees).
In the event of a change of control of the Company, the RSU Plan requires the acquiring or surviving entity to assume all outstanding RSUs or substitute similar share units for the outstanding RSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the RSU Plan will terminate and all outstanding RSUs will be deemed to be vested.
Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the RSU Plan are non-transferrable. The rights and obligations of the Company under the RSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the

Company’s shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the RSUs are based or the number of RSUs granted to participants.
PSU Plan
The PSU Plan was established by the Company to assist in the retention of the Company’s senior officers by providing non-dilutive common shares to reward the performance of senior officers and align the performance of senior officers with the Company’s shareholders. Grants of PSUs are determined by the Compensation Committee. Where the grant of PSUs is given as a dollar value, the number of PSUs awarded to a participant is determined by dividing the dollar value by the “Market Price” on the grant date. For the purposes of the PSU Plan, the “Market Price” is the simple average of the high and low trading prices of the Company’s common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). The value of dividends declared on non-vested PSUs (to a maximum amount of the initial PSU grant) are paid to the participant as a lump-sum payment upon the vesting of the PSUs. Once vested, the common shares purchased by a third-party administration agent on the open market underlying the PSUs are, at the option of the Company: (i) transferred to a participant’s vested PSU account (net of applicable tax) and may be sold at the request of the participant, or (ii) settled in cash. The common shares sold by the administrative agent for tax purposes at the time of vesting are sold automatically by the administrative agent without the instructions or direction of the participant and, where required, the sale transaction is reported by the participant in accordance with applicable disclosure requirements at the time of the transaction.
PSUs vest on December 31 (or the last business day) of the third calendar year following the year in respect of which the PSUs were granted. Beginning in 2023, PSUs are granted to executives in December of the year following the year in respect of which the PSUs were earned. After November 20 in the year of vesting, the Compensation Committee determines the “Performance Measurement” that will apply to the PSUs vesting on December 31 of such year. The “Performance Measurement” in respect of PSUs is determined by the Compensation Committee based on the following four factors: (1) “Relative Total Shareholder Return Rank”, calculated by (a) adding (i) the volume weighted average trading price of the Company’s common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding the last trading day before November 20 of the year of vesting and (ii) the total value of dividends paid by the Company per common share between January 1 of the year of grant and November 20 of the year of vesting, and (b) dividing the sum of (i) and (ii) by the volume weighted average trading price of the Company’s common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding January 1 of the year of grant; (2) “Relative Multiple to NAV Rank”, defined as the premium (or discount) at which a stock is valued in relation to its net asset value (calculated as the value of a company’s assets less the value of its liabilities); (3) “Production”, determined based on the Company’s actual production for a calendar year as a percentage of the annual guidance for production published in the Company’s February news release reporting its fourth quarter and year-end performance for the preceding year; and (4) “All-In Sustaining Costs”, determined based on the Company’s actual all-in sustaining costs for a calendar year as a percentage of the annual guidance for all-in sustaining costs published in the Company’s February news release reporting its fourth quarter and year-end performance for the preceding year. The Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank are measured against a peer group, which may be modified by the Compensation Committee from time to time. Each of the Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank account for 37.5% of the Performance Measurement, and each of the Production and All-In Sustaining Costs metrics account for 12.5% of the Performance Measurement. On the basis of the Performance Measurement, potential payout ranges from a minimum of 0% to a maximum of 200% of the initial PSU grant. Notwithstanding the relative rank of the Company within the Relative Total Shareholder Return Rank, should the absolute total shareholder return for the Company be negative, the PSU award for this this metric would be capped at a maximum amount of 100%. The Performance Measurement and targets for the PSUs granted in 2023 (and that will vest in 2025) will be calculated in the same manner as for the PSUs that vested in 2023, and accordingly the Company has disclosed the vesting conditions for PSUs granted under the PSU Plan — see “2023 PSU Vesting (2021 Grants)” above.
If a participant’s employment with the Company terminates as a result of a change of control or terminates within a 12-month period following a change of control, the participant’s PSUs vest immediately following such termination (i.e., a double trigger) and the “Performance Measurement” is calculated at such time. If a participant’s employment is terminated for cause (as defined in the PSU Plan), the participant immediately forfeits all rights in respect of any non-vested PSUs. If a participant retires or dies while in the service of the Company, the participant’s non-vested PSUs vest immediately based on target performance. If a participant becomes disabled and is terminated by the Company due to such disability, the participant’s non-vested PSUs will continue to vest following the participant’s termination date. If a participant’s employment is terminated without cause or if a participant resigns from the service of the Company, the participant forfeits all rights in respect of any non-vested PSUs, unless otherwise determined by the Compensation Committee.
In the event of a change of control of the Company, the PSU Plan requires the acquiring or surviving entity to assume all outstanding PSUs or substitute similar share units for the outstanding PSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the PSU Plan will terminate and all outstanding PSUs will be deemed to be vested.
Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the PSU Plan are non-transferrable. The rights and obligations of the Company under the PSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company’s shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the PSUs are based or the number of PSUs granted to participants.
Stock Option Plan
Under the Stock Option Plan, Options to purchase common shares may be granted to officers, employees and consultants of the Company. Consistent with the Company’s practice of not granting Options to the Chief Executive Officer beginning in 2013, and the gradual reduction of Options granted to other executives, beginning in 2023, Options are no longer granted to executives at the level of Vice-President and above.
The exercise price of Options granted may be denominated in Canadian dollars or United States dollars, and is determined by the Board of Directors, but generally may not be less than the closing market price for the common shares of the Company on the TSX (for Options with an exercise price denominated in Canadian dollars) or the NYSE (for Options with an exercise price denominated in United States dollars) on the trading day prior to the date of grant. The maximum term of Options granted under the Stock Option Plan is five years and the maximum number of Options that can be issued in any year is 2% of the Company’s outstanding common shares (totaling 9,978,813 Options as at March 15, 2024). In addition, a maximum of 25% of the Options granted in an Option grant vest upon 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the Option grant date. The number of common shares which may be reserved for issuance to any one person pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements may not exceed 5% of the outstanding common shares. Additionally, the number of common shares which may be issuable to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of outstanding common shares and the number of common shares issued to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the outstanding common shares.
The Stock Option Plan provides for the termination of an Option held by an Option holder in the following circumstances:
•
the Option expires (which must be no later than five years after the Option was granted);

•
30 days after the Option holder ceases to be an employee, officer or consultant to the Company or any subsidiary of the Company; and

•
twelve months after the death of the Option holder.

An Option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of such participant, a corporation controlled by such participant and of which all other shareholders are eligible assignees or a family trust of which such participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.
The Board of Directors may amend or revise the terms of the Stock Option Plan without the approval of shareholders as permitted by law and subject to any required approval by any stock exchange or other authority, including amendments of a “housekeeping” nature, amendments necessary to comply with applicable law (including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan (provided such amendment does not entail an extension beyond the original expiry date), any amendment to the vesting provisions of the Stock Option Plan or any Option, any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such Option is held by an insider (provided such amendment does not entail an extension beyond the original expiry date), the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any Option holder under any Option granted under the Stock Option Plan can be made without the consent of the Option holder whose rights are being affected.
In addition, no amendments to the Stock Option Plan to increase the maximum number of common shares reserved for issuance, to reduce the exercise price for any Option, to extend the term of an Option, to increase any limit on grants of Options to insiders of the Company, to amend the designation of who is an eligible participant or eligible assignee or to grant additional powers to the Board of Directors to amend the Stock Option Plan or entitlements can be made without first obtaining the approval of the Company’s shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed a blackout period that falls within ten trading days of the expiry of an Option, such Option’s expiry date shall be the tenth day following the termination of the blackout period. The Stock Option Plan does not expressly entitle participants to convert an Option into a stock appreciation right.
Under the Stock Option Plan, only eligible persons who are not officers of the Company are entitled to receive loans (on a non-recourse or limited recourse basis or otherwise), guarantees or other support arrangements from the Company to facilitate Option exercises. During 2023, no loans, guarantees or other financial assistance were provided under the Stock Option Plan.
The total number of common shares available for issuance under the Stock Option Plan is 38,700,000 and 36,640,508 common shares have been issued in connection with the exercise of Options since the inception of the Stock Option Plan, representing 7.76% and 7.34% of the Company’s 498,940,643 common shares issued and outstanding as of March 15, 2024.
The number of common shares currently available for issuance under the Stock Option Plan is 7,553,479 common shares (comprised of 5,493,987 common shares relating to Options issued but unexercised and 2,059,492 common shares relating to Options available to be issued), representing 1.51% of the Company’s 498,940,643 common shares issued and outstanding as at March 15, 2024.

The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.
Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2023
Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Ammar Al-Joundi	nil	3,936,054	1,933,749
Jamie Porter	nil	nil	537,153
Sean Boyd(4)	nil	14,667,690	nil
Jean Robitaille	35,285	1,211,094	518,630
Natasha Vaz(5)	nil	1,702,479	518,630
David Smith(6)	35,285	3,188,952	—

(1)
For Messrs. Robitaille and Smith, the amounts shown represent the awarded Options that vested in 2023; the value is calculated as the number of Options that vested multiplied by the price of the common shares of the Company on the TSX on the relevant vesting dates being C$73.20 (January 3, 2023), C$74.81 (January 4, 2023) and C$74.05 (January 5, 2023), less the applicable exercise price for such Options. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409. None of Mr. Al-Joundi, Mr. Boyd, Mr. Porter nor Ms. Vaz have received Options.

(2)
Represents RSUs and PSUs that vested in 2023; the value is calculated as the number of RSUs and PSUs that vested in 2023 multiplied by C$72.65 (the price of the common shares of the Company on the TSX at the time of vesting). The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(3)
Represents the STIP payments received in 2023. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(4)
Mr. Boyd retired from the position of Executive Chair on December 31, 2023. Upon Mr. Boyd’s retirement as an executive of the Company, all existing RSUs and PSUs held by Mr. Boyd vested in accordance with the terms of RSU Plan and PSU Plan, respectively. The amount shown under “Share Based Awards — Value Vested During the Year” represents the RSUs and PSUs held by Mr. Boyd that vested in 2023; the value is calculated as the number of RSUs and PSUs that vested in 2023 multiplied by C$72.65 (the price of the common shares of the Company on the TSX at the time of vesting).

(5)
Ms. Vaz joined the Company and was appointed Executive Vice-President, Chief Operating Officer — Ontario, Australia & Mexico on February 23, 2022. Prior to joining the Company, Ms. Vaz was the Chief Operating Officer at Kirkland Lake Gold prior to the Merger. The legacy RSU and PSU plans of Kirkland Lake Gold were assumed by the Company under the Merger Agreement and, following the closing of the Merger, each RSU and PSU that was held by a former Kirkland Lake Gold employee who became an employee of the Company remained outstanding in accordance with the terms of the legacy RSU and PSU plans, and was adjusted to reflect the “Exchange Ratio” provided for in the Merger Agreement. Accordingly, all RSUs and PSUs held by Ms. Vaz under legacy Kirkland Lake Gold RSU and PSU plans continue to vest in accordance with such legacy plans. The amount shown under “Share Based Awards — Value Vested During the Year” represents the RSUs and PSUs held by Ms. Vaz that vested in 2023; the value is calculated as the number of RSUs and PSUs that vested in 2023 multiplied by C$72.65 (the volume weighted average price of the common shares of the Company on the TSX at the time of vesting, calculated in accordance with the legacy plans).

(6)
Mr. Smith retired from the position of Executive Vice-President, Finance and Chief Financial Officer on April 28, 2023. Upon Mr. Smith’s retirement, all existing RSUs and PSUs held by Mr. Smith vested in accordance with the terms of RSU Plan and PSU Plan, respectively. The amount shown under “Share Based Awards — Value Vested During the Year” represents the RSUs and PSUs held by Mr. Smith that vested in 2023; the value is calculated as the number of RSUs and PSUs that vested in 2023 multiplied by C$76.86 (the price of the common shares of the Company on the TSX at the time of vesting).

The following table compares the value of total direct compensation awarded to Mr. Al-Joundi, the Company’s Chief Executive Officer at December 31, 2023, for each of the past five years to the realized and realizable value as at December 31, 2023. The difference between the “Total Direct Compensation Awarded” and the “Realized Value” represents (i) changes in the value of the Company’s common shares in the case of RSUs and PSUs; and (ii) the “Performance Measurement” in the case of PSUs. As the RSUs and PSUs vest after approximately three years and the Performance Measurement is measured over a period of approximately three years, the total shareholder return in any given year is not directly comparable. This table demonstrates that the total shareholder return of the Company’s shareholders compares favourably to the changes in realized pay experienced by Mr. Al-Joundi over the period.

CEO Look Back Table
	Compensation Realized and Realizable as at December 31, 2023
Year(1)	Total Direct Compensation Awarded(1)	Realized Value(2)	Difference	TSR
	($)	($)	(%)	(%)
2019	4,350,418	5,141,113	18	54
2020	5,475,904	5,367,860	(2)	16
2021	6,675,959	5,868,393	(12)	(25)
2022	7,620,631	7,814,614	3	10
2023	7,755,236	7,707,818	(1)	9
Average			1	13

(1)
Mr. Al-Joundi became Chief Executive Officer of the Company on February 23, 2022. Prior to becoming Chief Executive Officer, Mr. Al-Joundi was the President of the Company.

(2)
Includes base salary, grant date fair value of share based awards, annual incentive plan awards, pension value and all other compensation, in each case as disclosed in the Company’s previous management information circulars.

(3)
Includes base salary (realized), value at vesting for share based awards (realized), annual incentive plan awards (realized), pension value (realized), all other compensation (realized) and the value of outstanding unvested share based awards (realizable).

In 2023, Messrs. Robitaille and Smith (none of Mr. Al-Joundi, Mr. Boyd, Mr. Porter nor Ms. Vaz have received Options) exercised Options to receive notional proceeds of, in aggregate, $578,109; the Company received proceeds from the exercise of these Options of $1,714,591. These amounts were originally denominated in Canadian dollars and were converted to U.S. dollars using the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409. The Options exercised by Messrs. Robitaille and Smith were granted prior to 2023, when the Company eliminated the granting of Options for executives at the level of Vice-President and above.
The following table sets out information on the Options exercised by the Named Executive Officers in 2023 (Messrs. Al-Joundi and Boyd do not receive Options).
Options Exercised in 2023
Name	Number of Options Exercised	Option Exercise Price(1)	Share Price on Exercise Date(2)	Notional Proceeds(3)
	(#)	(C$)	(C$)	($)
Ammar Al-Joundi	—	—	—	—
Jamie Porter	—	—	—	—
Sean Boyd	—	—	—	—
Jean Robitaille	32,000	55.10	73.29	431,263
Natasha Vaz	—	—	—	—
David Smith	10,000	55.10	74.92	146,846

(1)
Option exercise price amounts are in Canadian dollars.

(2)
The share price on exercise date amounts are in Canadian dollars, and represent the average share price realized for all exercises of such grant of options.

(3)
The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

The following table sets out the outstanding Option and Share-Based awards of the Named Executive Officers as at December 31, 2023 (none of Mr. Al-Joundi, Mr. Boyd, Mr. Porter nor Ms. Vaz have received Options). The Options held by Mr. Robitaille were granted prior to 2023, when the Company eliminated the granting of Options for executives at the level of Vice-President and above.

Outstanding Incentive Plan Awards Table — 2023
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised In-The-Money Options(2)	Number of Shares or Units of Shares that have not Vested(3)	Market or Payout Value of Share Based Awards that have not Vested(4)	Market or Payout Value of Vested Share Based Awards not Paid Out or Distributed
	(#)	(C$)		($)	(#)	($)	($)
Ammar Al-Joundi	—	—	—	—	145,000	$7,804,826	nil
Jamie Porter	—	—	—	—	32,556	$1,752,372	nil
Sean Boyd(5)	—	—	—	—	nil	nil	nil
Jean Robitaille	28,000	79.98	1/3/2025	nil	76,262	$4,104,908	nil
	28,000	89.59	1/5/2026	nil
	25,000	67.19	1/4/2027	101,133
Natasha Vaz	—	—	—	—	49,566	$2,667,959	nil
David Smith(6)	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1)
Option exercise price amounts are in Canadian dollars.

(2)
Based on the closing price of the Company’s common shares on the TSX of C$72.65 on December 29, 2023, less the applicable exercise price for such Options. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(3)
This amount includes RSUs and PSUs in respect of each of the Named Executive Officers as follows: Mr. Al-Joundi (72,500 RSUs and 72,500 PSUs), Mr. Porter (32,556 RSUs and nil PSUs), Mr. Boyd (nil RSUs and nil PSUs), Mr. Robitaille (51,762 RSUs and 24,500 PSUs) and Ms. Vaz (27,812 RSUs and 21,754 PSUs, including 15,558 RSUs under the RSU Plan, 12,254 RSUs under the legacy Kirkland Lake Gold RSU Plan, 9,500 PSUs under the PSU Plan and 12,254 PSUs under the legacy Kirkland Lake Gold PSU Plan).

(4)
Based on the closing price of the Company’s common shares on the TSX of C$72.65 on December 29, 2023. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(5)
Mr. Boyd retired from the position of Executive Chair on December 31, 2023. Upon Mr. Boyd’s retirement as an executive of the Company, all existing RSUs and PSUs held by Mr. Boyd vested in accordance with the terms of RSU Plan and PSU Plan, respectively. Mr. Boyd will receive 36,000 PSUs and 24,000 RSUs on or about December 31, 2024, the granting of which PSUs and RSUs were approved in December 2023 in connection with services provided to the Company in 2023 as Executive Chair and in accordance with the Company’s LTIP grant practices.

(6)
Mr. Smith retired from the position of Executive Vice President, Finance and Chief Financial Officer on April 28, 2023. Upon Mr. Smith’s retirement, all existing RSUs and PSUs held by Mr. Smith vested in accordance with the terms of RSU Plan and PSU Plan, respectively.

The following table sets out, as at March 15, 2024, compensation plans under which equity securities of the Company are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders (of which there are none).
Equity Compensation Plan Information
Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options (C$)	Weighted average remaining term of outstanding options	Number of securities remaining available for future issuances under equity compensation plans	Number of equity awards outstanding other than stock options
Equity compensation plans approved by shareholders	5,493,987(1)	76.87(2)	2.67 years(3)	6,431,183(4)	nil(5)
Equity compensation plans not approved by shareholders	nil	nil	nil	nil	nil

(1)
As at December 31, 2023, the number of securities to be issued on exercise of outstanding Options was 4,646,412 (0.93%) of the issued and outstanding common shares as of December 31, 2023).

(2)
As at December 31, 2023, the weighted average exercise price of outstanding Options was C$77.54.

(3)
As at December 31, 2023, the weighted average remaining term of outstanding Options was 2.39 years.

(4)
This number includes the common shares available for issuance as at March 15, 2024 under the Stock Option Plan (2,059,492) and the Incentive Share Purchase Plan (371,691). As at December 31, 2023, the number of securities remaining available for future issuances under all equity compensation plans was 3,391,058, which included the common shares available for issuance under the Stock Option Plan (3,019,367, representing 0.61% of the issued and outstanding common shares as of December 31, 2023), and the Incentive Share Purchase Plan (371,691, representing 0.07% of the issued and outstanding common shares as of December 31, 2023). At the Meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve an increase in common shares reserved for issuance under the Incentive Share Purchase Plan by 4,000,000 common shares. If this resolution is approved, the number of securities remaining available for future issuances under all equity compensation plans will be 6,431,183, representing 1.29% of the issued and outstanding common shares as at March 15, 2024.

(5)
As at December 31, 2023, there were no outstanding equity awards that involved issuances of equity securities from treasury other than Options.

Incentive Share Purchase Plan
In 1997, the shareholders of the Company approved the Incentive Share Purchase Plan to encourage directors, officers and full-time employees of the Company to purchase common shares of the Company. In 2009, the Incentive Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by the Company or its subsidiaries for at least 12 months are eligible at the beginning of each fiscal year to elect to participate in the Incentive Share Purchase Plan. The Compensation Committee may waive such 12 month period or refuse any person or group of persons the right to participate or continue to participate in the Incentive Share Purchase Plan.
Eligible employees may contribute up to 10% of their prior-year base annual salary through monthly payroll deductions or quarterly payments by cheque. The Company makes a matching contribution equal to no more than 50% of the participant’s contributions to the Incentive Share Purchase Plan. On March 31, June 30, September 30 and December 31 of each year (or if such day is not a business day, on the immediately following business day), the Company issues common shares to each participant equal in value to the total contributions on the participant’s behalf under the Incentive Share Purchase Plan (i.e., participant and Company contributions) converted into common shares at the “Market Price” on the date of issuance (rounded down to the lowest number of whole common shares). For the purposes of the Incentive Share Purchase Plan, the “Market Price” is the simple average of the high and low trading prices of the Company’s common shares on the TSX for the 5-day trading period immediately prior to the issuance date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). Other than as set out above, there is no limit to the participation of insiders in the Incentive Share Purchase Plan.
There is a one-year restricted period during which the participant is not permitted to sell, transfer or otherwise dispose of the common shares acquired through the Incentive Share Purchase Plan. During the one-year restricted period, participants will have the right to: (i) exercise the votes attached to the participant’s common shares, (ii) all cash dividends declared and paid in respect of the participant’s common shares, and (iii) transfer, sell or tender any or all of the participant’s common shares pursuant to a bona fide third-party take-over bid. The one-year restricted period commences on the date the common shares are issued to the participant under the Incentive Share Purchase Plan. The Chief Executive Officer (or such person designated by the Chief Executive Officer) has discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by all participants other than the Chief Executive Officer. The Compensation Committee has discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share

Purchase Plan held by the Chief Executive Officer. All benefits and rights accruing to any participant pursuant to the Incentive Share Purchase Plan shall not be transferrable unless provided under the Incentive Share Purchase Plan. All restrictions on the sale, transfer or other disposal of common shares issued under the Incentive Share Purchase Plan immediately lapse on termination of employment or death. The one-year restricted period for common shares acquired through the Incentive Share Purchase Plan is not applicable to U.S. participants.
A participant’s participation in the Incentive Share Purchase Plan ceases on termination of employment (whether voluntary or involuntary) or in the event of the death of the participant. The Incentive Share Purchase Plan permits the Chief Executive Officer (or such person designated by the Chief Executive Officer) to grant permission to participants (other than the Chief Executive Officer) to withdraw from the Incentive Share Purchase Plan during a plan year for which the participant has elected to participate. The Compensation Committee has the ability to grant permission to the Chief Executive Officer to withdraw from the Incentive Share Purchase Plan in a plan year for which the Chief Executive Officer has elected to participate. In the event of a subdivision, consolidation or reclassification of the Company’s common shares or other capital adjustment, the number of common shares reserved for issuance under the Incentive Share Purchase Plan may be adjusted accordingly and any other adjustments may be made as deemed necessary or reasonable by the Compensation Committee.
Examples of amendments to the Incentive Share Purchase Plan that require shareholder approval include: (i) amendments to the amending provisions; (ii) amendments to increase the maximum number of common shares reserved for issuance under the Incentive Share Purchase Plan; (iii) amendments to the contribution limits for participants; and (iv) amendments to the contribution limits for the Company. Examples of amendments that may be made by the Compensation Committee without shareholder approval include, but are not limited to: (i) amendments to ensure continuing compliance with applicable laws and regulations; (ii) amendments of a housekeeping nature; (iii) amendments to change the class of participants eligible to participate in the Incentive Share Purchase Plan; (iv) amendments to change the terms of any financial assistance provided to participants; and (v) amendments to change the restrictions on the sale, transfer or other disposal of common shares.
In 2022, the shareholders of the Company approved an amendment to the Incentive Share Purchase Plan to increase the number of common shares available under such plan to 9,600,000 common shares. Of the 9,600,000 common shares approved, the Company has, as at March 15, 2024, 371,691 common shares remaining for issuance under the Incentive Share Purchase Plan, representing 0.07% of the common shares issued and outstanding as of March 15, 2024. At the Meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve an increase in common shares reserved for issuance under the Incentive Share Purchase Plan by 4,000,000 common shares. If this resolution is approved, the number of common shares available for issuance in the future will be 4,371,691, representing 0.88% of the 498,940,643 common shares issued and outstanding as at March 15, 2024.
Pension Plan Benefits
The Company’s basic defined contribution pension plan (the “Basic Plan”) provides pension benefits to employees of the Company generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes an amount equal to 5% of each employee’s pensionable earnings (including salary and annual incentive compensation) to the Basic Plan. The Company’s contributions cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination of employment, the Company’s contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the account balance under the Basic Plan. Contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.
In addition to the Basic Plan, effective January 1, 2008, in line with the Company’s compensation policy that compensation must be competitive in order to help attract and retain the executives with the skills and talent needed to lead and grow the Company’s business and to address the weakness of the Company’s retirement benefits when compared to its peers in the gold production industry, the Company adopted a supplemental defined contribution plan (the “Supplemental Plan”) for executives at the level of Vice-President and above. On December 31 of each year, the Company credits each executive’s notional account an amount equal to 15% of the executive’s pensionable earnings for the year (including salary and actually received annual incentive compensation), less the Company’s contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each executive’s account a notional investment return equal to the balance of such executive’s account at the beginning of the year multiplied by the greater of (i) the yield rate for Government of Canada marketable bonds with average yields over ten years and (ii) zero percent. Upon retirement, after attaining the minimum age of 55, the executive’s account will be paid out in either: (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive’s option. If the executive’s employment is terminated prior to reaching the age of 55, such executive will receive, by way of lump sum payment, the total amount credited to his or her account.
The individual Retirement Compensation Arrangement Plan (the “Executives Plan”) for Mr. Boyd is a legacy plan that provides pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the Executives Plan. The Executives Plan provides an annual pension at age 60 equal to 2% of Mr. Boyd’s final three-year average pensionable earnings (less the annual pension payable under the Basic Plan in each of the final three years) times the number of years of continuous service with the Company. The pensionable earnings for the purposes of the Executives Plan consists of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the Executives Plan are secured by a letter of credit from a Canadian chartered bank. The Company does not have a policy to grant extra years of service under its pension plans. As the Executives Plan is a legacy pension plan, the Company does not expect to extend the Executives Plan to any other executives of the Company.
The following table sets out the benefits to Mr. Boyd under the Executives Plan and the associated costs to the Company in excess of the costs under the Company’s Basic Plan.
Defined Benefit Plan Table(1)
		Annual Benefits Accrued
Name	Number of Years of Service(2)	At Year End(2)	Benefit payable at 65	Accrued Obligation at the Start of the Year(3)	Compensatory Change(4)	Non- Compensatory Change(5)	Accrued Obligation at Year End(6)
	(#)	($)	($)	($)	($)	($)	($)
Sean Boyd	38	1,398,004	1,398,004	18,009,353	479,214	1,397,708	19,886,275

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(2)
As at December 31, 2023.

(3)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at the start of the year are the same as those set out in note 15 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

(4)
Includes the value of the pension earned during the year, the impact of any plan amendments and of any differences between actual and assumed compensation.

(5)
Includes the impact of interest accruing on the beginning-of-year obligation and changes in the actuarial assumptions and other experience gains and losses.

(6)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at year end are the same as those set out in note 15 to the Company’s annual audited consolidated financial statements for the year ended December 31, 2023.

The following tables set out summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2023.

Defined Contribution Plan Table — Basic Plan(1)
Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Ammar Al-Joundi	185,159	23,383	19,510	228,052
Jamie Porter	nil	23,383	922	24,305
Sean Boyd	856,643	23,383	81,120	961,146
Jean Robitaille	677,202	23,383	67,560	768,145
Natasha Vaz	nil	23,383	2,163	25,545
David Smith(4)	n/a	n/a	n/a	n/a

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(2)
Includes the total amount contributed by the Company to the member’s account during 2023, which cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada).

(3)
Includes all investment income earned on the member’s account balances during 2023.

(4)
Mr. Smith retired from the position of Executive Vice President, Finance and Chief Financial Officer on April 28, 2023. Mr. Smith did not participate in the Basic Plan as at December 31, 2023.

Defined Contribution Plan Table — Supplemental Plan(1)
Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Ammar Al-Joundi	1,660,565	411,155	49,817	2,121,538
Jamie Porter(4)	nil	nil	nil	nil
Sean Boyd(5)	nil	nil	nil	nil
Jean Robitaille	1,313,042	126,009	39,391	1,478,442
Natasha Vaz	128,156	132,206	3,845	264,207
David Smith(6)	n/a	n/a	n/a	n/a

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409.

(2)
Includes the total amount notionally credited by the Company to the member’s account during 2023. There was no above market investment income credited under the Supplemental Plan.

(3)
Includes all investment income earned on the member’s notional account balances during 2023.

(4)
Mr. Porter joined the Company and was appointed Executive Vice-President, Finance and Chief Financial Officer of the Company on May 1, 2023. Mr. Porter did not participate in the Supplemental Plan in 2023.

(5)
Mr. Boyd does not participate in the Supplemental Plan.

(6)
Mr. Smith retired from the position of Executive Vice President, Finance and Chief Financial Officer on April 28, 2023. Mr. Smith did not participate in the Supplemental Plan as at December 31, 2023.

Employment Contracts/Termination Arrangements
The Company has employment agreements with all of its executives that provide for an annual base salary, discretionary bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. In 2022, the Company entered into amended employment agreements with each of its executives to, among other things, provide for “double trigger” change of control payments. All employment agreements with executives entered into after 2022 will also provide for “double trigger” change of control payments. For the 2023 base salary for each Named Executive Officer, see “Summary Compensation Table” above. If the individual agreements are terminated other than for cause, death or disability each Named Executive Officer would be entitled to a payment equal to two times their annual base salary at the date of termination plus an amount equal to two times their annual incentive compensation and a continuation of benefits for up to two years (or, at the election of the employee, the amount equal to the Company’s cost in providing such benefits) or (if earlier) until the individual commences new employment. Termination payments for each NEO are the same in all such circumstances. Certain events that would trigger a severance payment (a “Triggering Event”) are:
•
termination of employment without cause;

•
material diminution of responsibilities;

•
reduction of base salary or benefits; or

•
office relocation of greater than 50 kilometres.

In addition, following a change of control of the Company, in the event a Triggering Event occurs within one year of such change of control, the executive would be entitled to a severance payment on the same terms described above.
If a severance payment Triggering Event had occurred on December 31, 2023, the severance payments that would be payable to each of the Named Executive Officers, would be approximately as follows (assuming in each case that the Named Executive Officer elects to receive a continuation of benefits): Mr. Al-Joundi — $5,779,020; Mr. Porter — $2,222,700; Mr. Boyd — n/a (as Mr. Boyd retired on December 31, 2023 no severance payment would have been payable; had Mr. Boyd not retired on December 31, 2023, the severance payment that would have been payable would have been $4,445,400); Mr. Robitaille — $1,993,021; Ms. Vaz — $2,074,520; and Mr. Smith — n/a. These amounts were initially calculated in Canadian dollars and then converted into U.S. dollars using the average of the daily 2023 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7409; these amounts would be the same for each termination event outlined in this section.
Succession Planning
The Company continually evaluates succession plans for its executive management team and takes pro-active steps to ensure potential succession candidates have the requisite skills and experience to transition to new roles. In addition to the formal succession planning activities described below, this also includes inviting potential successors to formal Board of Directors or Committee meetings where they make presentations and engage in discussions with directors and encouraging them to attend informal social functions where they may interact with directors in a more relaxed setting. This provides directors with an opportunity to make a comprehensive assessment of such candidates.
The Company’s succession planning guidelines provide direction on the inclusion of gender diverse candidates in the Company’s succession plan. The effectiveness of these efforts are reported and reviewed before plans are finalized. Where gender diverse candidates have not been identified, the cause is assessed and plans are developed to mitigate this gap in the future. In addition, as the participants in the Dr Leanne Baker Scholarship and Development Program represent some of the highest performing female talent in the Company, participants in this program are cross referenced against succession plans to ensure that they are included in the future talent pipeline.
The Executive Vice-President, Operational Excellence, under the direction of the Chief Executive Officer, prepares succession planning reports on executive management team members and the Chief Executive Officer presents a succession planning report to the Board of Directors annually in December. The Board of Directors discusses succession planning for the role of Chief Executive Officer annually in December, including (i) identifying potential candidates for the role in the short and medium term, as well as in emergency situations, (ii) discussing the specific skill sets that the Board believes any potential candidate will require to be successful in the role, (iii) discussing the availability of external candidates for the role, and (iv) discussing expected timelines for implementing the succession plan. In addition, the Chief Executive Officer discusses succession matters in in camera sessions with the Corporate Governance Committee and the Board of Directors, generally on a quarterly basis.

The Board of Directors is responsible for:
(a)
ensuring there is an orderly succession plan for the position of the Chief Executive Officer;

(b)
reviewing the Chief Executive Officer’s succession planning report for each of his direct reports and the executive management team;

(c)
ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Chief Executive Officer or any of his direct reports; and

(d)
ensuring that the Chief Executive Officer has a succession planning process in place for other members of executives in key positions.

Indebtedness of Directors and Officers
There is no outstanding indebtedness to the Company by any of its officers or directors. The Company’s policy is not to make any loans to directors or officers.
Additional Items
Corporate Governance
Under the rules of the CSA, the Company is required to disclose information relating to its system of corporate governance. The Company’s corporate governance disclosure is set out in Appendix A to this Circular. In addition to describing the Company’s governance practices with reference to the CSA rules, Appendix A to this Circular indicates how these governance practices align with the requirements of the SEC regulations under SOX and the standards of the NYSE.
Directors’ and Officers’ Liability Insurance
The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2022 to December 31, 2023 was approximately $7.5 million. The policies provide coverage of up to $280 million per occurrence to a maximum of $280 million per annum in circumstances where the Company may not indemnify its directors and officers for their acts or omissions, subject to certain deductibles and sub limits. There is no deductible for directors and officers, and a $7.5 million deductible for each claim made by the Company.
Additional Information
The Company is a reporting issuer under the securities acts of each of the provinces and territories of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. Additional financial information for the Company’s most recently completed financial year is provided in the Audited Annual Financial Statements and Management’s Discussion and Analysis referred to below. To obtain a copy of any of the following documents, please contact Investor Relations:
•
the Company’s most recent Annual Information Form;

•
the Company’s Audited Annual Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2023;

•
any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2023; and

•
this Management Information Circular.

Alternatively, these documents may be viewed at the Company’s website at www.agnicoeagle.com, on the SEDAR+ website at www.sedarplus.com or on the EDGAR website at www.sec.gov.

Information concerning the Company’s Audit Committee that is required to be provided by National Instrument 52-110F1, can be found in the Company’s Annual Information Form under the heading “Audit Committee” as well as in Schedule “A” to the Annual Information Form.
General
Management knows of no matters to come before the Meeting other than matters referred to in this Circular. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.
Directors’ Approval
The Board of Directors of the Company has approved the content and sending of this Management Information Circular.
March 22, 2024

Christopher Vollmershausen Executive Vice-President, Legal, General Counsel & Corporate Secretary

APPENDIX A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Board and management closely follow the developments in corporate governance requirements and best practices standards in both Canada and the United States, and increasingly globally. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, its practices to bring them into compliance with these corporate governance requirements and, where appropriate, best practices standards. The Company revises, from time to time, the Board Mandate and the charters of the various committees to reflect new and evolving corporate governance requirements and what it believes to be best practices standards in Canada and the United States.
The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company’s governance practices reflect the Board’s assessment of the governance structure and process which can best serve to realize these objectives in the Company’s particular circumstance. The Company’s governance practices are subject to review and evaluation through the Board’s Corporate Governance Committee to ensure that, as the Company’s business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.
The Company is required under the rules of the CSA to disclose its corporate governance practices and provide a description of the Company’s system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board’s Corporate Governance Committee and approved by the Board.
Board of Directors
Director Independence
The Board currently consists of eleven directors. The Board has made an affirmative determination that nine of the eleven directors to be considered for election at the Meeting are “independent” within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Mr. Al-Joundi and Mr. Boyd, all directors are independent of management. All directors are free from any interest or any business that could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Al-Joundi and Mr. Boyd are independent, the Board took into consideration the facts that none of the remaining directors is an officer or employee of the Company, has been an officer or an employee of the Company in the past, or is party to any material contract with the Company and that none receives remuneration from the Company other than directors’ fees and RSU grants for service on the Board. Mr. Al-Joundi is considered related because he is an officer of the Company. Mr. Boyd is considered related because he was an officer of the Company until his retirement on December 31, 2023.
The Board may meet independently of management (including without non-independent directors) at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board also meets without management before and/or after each Board meeting, including after each Board meeting held to consider interim and annual financial statements. In 2023, the Board met without management at each meeting of the Board. Following the annual performance assessments of the Board held in 2023, the Board has now adopted a policy to meet independently of management (including without non-independent directors) at every meeting of the Board.
To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered may not be present for discussions relating to the matter and any such director may not participate in any vote on the matter. In addition, the Board reviews related party transactions in conjunction with making director independence determinations. Completion of annual questionnaires by directors and officers of the

Company assists in identifying possible related party transactions. Further, the Company’s Code of Business Conduct and Ethics provides that all officers and directors are required to avoid conflicts of interest and to disclose any actual or potential conflicts of interest. They must also annually certify their compliance with the Code of Business Conduct and Ethics.
Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2023, can be found on pages 16 to 21 of this Circular.
Chair
The Chair is appointed by the Board. Mr. Boyd is the Chair of the Board and Mr. Al-Joundi is the President & Chief Executive Officer of the Company. The Board believes that the separation of the offices of Chair and Chief Executive Officer enhances the ability of the Board to function and does not foresee that the offices of Chair and Chief Executive Officer will be held by the same person. In accordance with the Company’s by-laws, as the Chair of the Board is not independent of management, the Board has appointed an independent Lead Director — see “Lead Director” below.
The Board has adopted a position description for the Chair of the Board. The Chair’s role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The responsibilities of the Chair include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board’s committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times.
Further to the above, the Chair’s responsibilities include, among other things: in collaboration with the Lead Director, leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time and ensuring that the Board assume their duties and are able to function independently; in collaboration with the Lead Director, scheduling and setting the agenda for Board meetings; chairing Board and shareholder meetings and assuming principal responsibility for the Board’s operation and functioning; encouraging free and open discussion, stimulating debate and facilitating consensus at Board meetings; ensuring that the interests of the Corporation’s stakeholders are considered by the Board; providing opportunities for independent directors to meet at each Board meeting in the absence of non-independent directors, such as during in camera sessions, with such meetings to be presided over by the Lead Director; in collaboration with the Board and the Chief Executive Officer, developing and reviewing the strategic plan for the Corporation, which takes into account, among other things, the opportunities and risks of the business; in collaboration with the Chief Executive Officer, identifying opportunities for value-enhancing strategic initiatives and communicating regularly with the Chief Executive Officer regarding the pursuit of strategic initiatives; consulting with the Board and the Chief Executive Officer on matters of strategic significance to the Corporation and alerting the Board and the Chief Executive Officer on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Corporation; consulting with the Chief Executive Officer on strategic relationships and issues related to the Corporation’s strategic partners, shareholders and external stakeholders; acting as principal liaison between the Board and the Chief Executive Officer and ensuring that the expectations of the Board towards management are clearly expressed, understood and respected; working with the Chief Executive Officer to foster strong relationships between senior management and shareholders, analysts and other stakeholders; in collaboration with the Chief Executive Officer and the Board, ensuring an effective succession plan for the Chief Executive Officer position and the other senior management positions; and providing advice, counsel and mentorship to the Chief Executive Officer, and the other members of senior management as appropriate, with respect to the values and principles of the Corporation.
Lead Director
Mr. Sokalsky is the independent Lead Director of the Board. Mr. Sokalsky is not a member of management. The Board believes that the appointment of an independent Lead Director enhances the ability of the Board to function independently of management.

Because the Chair is not an independent director, the independent directors elect an independent director to serve as Lead Director following each annual meeting. The Board has adopted a position description for the Lead Director. The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, approves agendas for each meeting of the Board, has the ability to call meetings of the Board of Directors and serves as an independent leadership contact for, and can communicate directly with, shareholders.
Further to the above, the Lead Director’s responsibilities include, among other things: consulting with the Chair regarding the agenda and ultimately approving the agenda for each Board meeting; approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items; chairing Board meetings when the Chair is absent or in circumstances where the Chair is (or may be perceived to be) conflicted; presiding over in camera sessions of the independent directors following every Board meeting; calling meetings of the independent directors, or the Board, as required; briefing the Chair on decisions reached or suggestions made at meetings of independent directors, or during in camera sessions; facilitating communication between the independent directors and the Chair; engaging with the Chair between Board meetings and assisting with informing or engaging with independent directors; overseeing the annual Board and directors evaluation process; engaging with each director individually regarding the performance and functioning of the Board, its committees, and other evaluation matters, as appropriate; providing input in respect of the Chair’s annual performance evaluation of the President & Chief Executive Officer; providing leadership to the Board if circumstances arise in which the Chair may be (or may be perceived to be) in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director; being available for consultation and direct communication with shareholders and other key constituents, as appropriate; and retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.
President & Chief Executive Officer
The President & Chief Executive Officer is appointed by the Board and reports to the Chair and the Board. The President & Chief Executive Officer has overall responsibility, subject to the oversight of the Board and the Chair, for managing the Company’s business on a day-to-day basis, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Chair, developing and executing the Company’s strategic priorities.
Board Mandate
The Board’s mandate is to provide stewardship of the Company, to oversee the management of the Company’s business and affairs, to maintain its strength and integrity, to oversee the Company’s strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board’s strategic planning process consists of an annual review of the Company’s future business plans and, from time to time (and at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management on the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company’s business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters for senior positions.
The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the executive team reports to the Board at least every quarter on the Company’s progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.
Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business. Management seeks the Board’s prior approval for significant changes in the

Company’s affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company’s existing businesses and for any change in senior management. Recommendations of Committees of the Board require the approval of the Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual business plans and budget and significant matters of corporate strategy or policy. The Company’s authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, diesel fuel hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company’s internal control and management information systems.
The Board oversees the Company’s approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company’s major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has approved a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.
The Board’s mandate, as well as position descriptions for each of the Chair and the Lead Director, can be accessed through the Company’s website under “About Agnico — Governance” at www.agnicoeagle.com.
Position Descriptions
President & Chief Executive Officer
The Board has adopted a position description for the President & Chief Executive Officer, who has full responsibility for the day-to-day operation of the Company’s business in accordance with the Company’s strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of the Company’s business, subject to the oversight by the Board and Chair, the President & Chief Executive Officer’s specific responsibilities include:
•
providing leadership and direction to the other members of the Company’s senior management team;

•
fostering a corporate culture that promotes ethical practices and encourages individual integrity;

•
maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

•
working with the Lead Director and the Chair in determining the matters and materials that should be presented to the Board;

•
in collaboration with the Chair and the Board, developing and recommending to the Board a strategic plan for the Company, which takes into account, among other things, the opportunities and risks of the business, and that leads to enhancement of shareholder value;

•
in collaboration with the Chair, developing and recommending to the Board annual business plans and budgets that support the Company’s long-term strategy;

•
ensuring that the day-to-day business affairs of the Company are appropriately managed;

•
consistently striving to achieve the Company’s financial and operating goals and objectives;

•
designing or supervising the design and implementation of effective disclosure and internal controls;

•
maintaining responsibility for the integrity of the financial reporting process;

•
seeking to secure for the Company a satisfactory competitive position within its industry;

•
ensuring that the Company has an effective management team below the level of the President & Chief Executive Officer and has an active plan for management development and succession;

•
ensuring, in cooperation with the Chair, the Lead Director and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

•
serving as the primary spokesperson for the Company.

The President & Chief Executive Officer is to consult with the Chair and the Board on matters of strategic significance to the Company and alert the Chair and the Board on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.
Chairs of Board Committees
The Board has adopted position descriptions for each of the Chairs of the Board’s Committees. The role of each of the Chairs is to ensure the effective functioning of his or her Committee and provide leadership to its members in discharging the mandate as set out in the Committee’s charter. The responsibilities of each Chair include, among others:
•
establishing procedures to govern his or her Committee’s work and ensure the full discharge of its duties;

•
chairing every meeting of his or her Committee and encouraging free and open discussion at such meetings;

•
reporting to the Board on behalf of his or her Committee; and

•
attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her Committee.

Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.
The position description for the Chief Executive Officer, as well as the Charter for each Committee, can be accessed through the Company’s website under “About Agnico — Governance” at www.agnicoeagle.com.
Orientation and Continuing Education
The Corporate Governance Committee is responsible for overseeing the development and implementation of orientation programs for new directors and continuing education for all directors.
The Company maintains a collection of director orientation materials, which include the Board Mandate, the charters of the Board’s Committees, a memorandum on the duties of a director of a public company, as well as copies of the Company’s other corporate governance policies, and the Company’s most recent continuous disclosure filings. A copy of such materials is available to each director and updated periodically.
The Company holds periodic sessions with its directors and legal counsel to review and assess the Board’s corporate governance policies. This allows new directors to become familiar with the corporate governance policies of the Company as they relate to its business. In addition, the Company provides extensive reports on all operations to the directors at each quarterly Board meeting and endeavors to conduct yearly site tours for the directors at a different mine or project site each year. See “Board of Directors Governance Matters — Director Education” starting on page 30 of this Circular for a description of various educational activities the Board participated in in 2023.

Periodic briefings, site visits and development sessions also underpin and support the Board of Directors’ work in monitoring and overseeing progress towards the Company’s objectives and strategies and assist in continuously building directors’ knowledge to ensure the Board of Directors and its Committees remain up to date with developments and trends within the Company’s business and operating segments, as well as developments within the markets and mining industry within which the Company operates.
Under the supervision of the Corporate Governance Committee, an annual review and assessment with each individual director is conducted that addresses the performance of the Board, the Board’s Committees and each of the directors. These assessments help identify opportunities for continuing Board and director development. In addition, it is open to any director to take a continuing education course related to the skill and knowledge necessary to meet his or her obligations as a director at the expense of the Company following consultation with the Chair.
Ethical Business Conduct
The Board has adopted a Code of Business Conduct and Ethics and an Anti-Corruption and Anti- Bribery Policy, which provide a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and policy through reports at the quarterly Committee meetings (when warranted) and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes and the policy can be accessed through the Company’s website under “About Agnico — Governance” at www.agnicoeagle.com.
The Board has also adopted a Confidential Anonymous Complaint Reporting Policy, which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics or Anti-Corruption and Anti-Bribery Policy has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the Executive Vice-President, Legal, General Counsel & Corporate Secretary or the Executive Vice-President, Finance & Chief Financial Officer. Complaints can also be made anonymously by phone, e-mail, letter or through a hotline provided by an independent third-party service provider. The Executive Vice-President, Legal, General Counsel & Corporate Secretary periodically submits a report to the Audit Committee regarding the complaints, if any, received through these procedures.
The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.
Nomination of Directors
The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the diversity, qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board, including diversity criteria established under the Board of Directors Diversity Policy as discussed in greater detail in this Circular under “Board of Directors Governance Matters”. Based on the skills already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee may maintain a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills, diversity and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation
Remuneration paid to the Company’s directors is set based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, see “Section 2: Business of the Meeting — Compensation of Directors and Other Information” in this Circular and the description of the Compensation Committee below.
Board Committees
The Board has five Committees: (i) the Audit Committee, (ii) the Compensation Committee, (iii) the Corporate Governance Committee, (iv) the Health, Safety, Environment and Sustainable Development (“HSESD”) Committee, and (v) the Technical Committee. Each Committee is comprised entirely of directors who are unrelated to and independent from the Company. The following table sets out the composition of each Committee as of March 15, 2024.
Committee	Members
Audit Committee	Jeffrey Parr (Chair), J. Merfyn Roberts and Jamie Sokalsky
Compensation Committee	Leona Aglukkaq (Chair), Martine A. Celej and Peter Grosskopf
Corporate Governance Committee	Peter Grosskopf (Chair), Jeffrey Parr and Jamie Sokalsky
Health, Safety, Environment and Sustainable Development Committee	Deborah McCombe (Chair), Leona Aglukkaq, Jonathan Gill and Elizabeth Lewis-Gray
Technical Committee	Jonathan Gill (Chair), Elizabeth Lewis-Gray, Deborah McCombe and J. Merfyn Roberts
Audit Committee
The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Parr (Chair), Mr. Roberts and Mr. Sokalsky), each of whom is financially literate, as the term is used in the CSA’s Multilateral Instrument 52-110 — Audit Committees. In addition: each of them are Chartered Accountants; Mr. Parr, while retired, was formerly the Chief Financial Officer of Centerra Gold Inc.; Mr. Sokalsky, while retired, was formerly the Chief Financial Officer of Barrick Gold Corporation; and the Board has determined that each of them qualify as audit committee financial experts, as the term is defined in the rules of the SEC. The education and experience of each member of the Audit Committee is set out under “Section 2: Business of the Meeting — Nominees for Election to the Board of Directors” in this Circular. Fees paid to the Company’s auditors, Ernst & Young LLP, are set out under “Section 2: Business of the Meeting — Appointment of Auditors” in this Circular. The Audit Committee met five times in 2023.
The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:
•
the quality and integrity of the Company’s financial reports and information;

•
the Company’s compliance with legal and regulatory requirements;

•
the effectiveness of the Company’s internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

•
the performance of the Company’s auditing, accounting and financial reporting functions;

•
the Company’s cybersecurity program;

•
the fairness of related party agreements and arrangements between the Company and related parties; and

•
the independent auditors’ performance, qualifications and independence.

The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.
The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee must pre-approve all audit and permitted non-audit services to be provided by the external auditors to the Company.
The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosure containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company’s internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company’s financial statements and any litigation, claim or other contingency that could have a material effect upon the Company’s financial statements.
In addition, the Audit Committee is responsible for assessing management’s programs and policies relating to the adequacy and effectiveness of internal controls over the Company’s accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attestation services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company’s external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.
The Audit Committee is entitled to retain (at the Company’s expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.
Compensation Committee
The Compensation Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Ms. Aglukkaq (Chair), Ms. Celej and Mr. Grosskopf). The Compensation Committee formally met six times in 2023, in addition to a series of informal meetings.
The Compensation Committee is responsible for, among other things:
•
recommending to the Board policies relating to compensation of the Company’s executive officers;

•
recommending to the Board the amount and composition of annual compensation to be paid to the Company’s executive officers;

•
matters relating to pension, Option, RSU, PSU and other incentive plans for the benefit of executive officers;

•
administering the Stock Option Plan, RSU Plan, PSU Plan and Legacy DSU Plan;

•
reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and Committees; and

•
reviewing and assessing the design and competitiveness of the Company’s compensation and benefits programs generally.

The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.
The Board considers Ms. Aglukkaq, Ms. Celej and Mr. Grosskopf particularly well-qualified to serve on the Compensation Committee given the expertise they have accrued during their business careers: Ms. Aglukkaq as a senior government and political leader with responsibility for developing and implementing policy; Ms. Celej as a manager of a team in a major financial corporation where part of her duties includes reviewing the executive compensation practices of various public companies as part of assessing investment suitability and also assessing internal personnel and setting compensation rates for her team; and Mr. Grosskopf who has served as an executive in numerous financial services firms where his duties have included assessing personnel and setting compensation rates.
Corporate Governance Committee
The Corporate Governance Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Grosskopf (Chair), Mr. Parr and Mr. Sokalsky). The Corporate Governance Committee met four times in 2023.
The Corporate Governance Committee is responsible for, among other things:
•
evaluating the Company’s governance practices;

•
developing its response to the Company’s Statement of Corporate Governance and recommending changes to the Company’s governance structures or processes as it may from time to time consider necessary or desirable;

•
reviewing on an annual basis the charters of the Board and of each Committee of the Board and recommending any changes;

•
assessing annually the effectiveness of the Board as a whole and recommending any changes;

•
reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

•
participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.
Health, Safety, Environment and Sustainable Development Committee
The HSESD Committee is composed entirely of directors who are unrelated to and independent from the Company (currently Ms. McCombe (Chair), Ms. Aglukkaq, Mr. Gill and Ms. Lewis-Gray). The Health, Safety, Environment and Sustainable Development Committee met four times in 2023, in addition to one informal meeting.
The HSESD Committee is responsible for, among other things:
•
monitoring and reviewing sustainable development, health, safety and environmental policies, principles, practices and processes;

•
monitoring and reviewing the management of tailings and designating one or more accountable executive officers for such purpose (who shall act in accordance with relevant guidelines set out by the Mining Association of Canada or other applicable industry associations or regulations);

•
monitoring and reviewing the management of the Company’s diversity, equity and inclusion initiatives;

•
monitoring and reviewing climate change related risks and opportunities and the Company’s plans to address climate change;

•
overseeing sustainable development, health, safety and environmental performance; and

•
monitoring and reviewing current and future regulatory issues relating to sustainable development, health, safety and the environment.

The HSESD Committee reports directly to the Board and provides a forum to review sustainable development, health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The HSESD Committee charter provides that a majority of the members of the HSESD Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.
Technical Committee
The Technical Committee is composed entirely of directors who are unrelated to and independent from the Company (currently Mr. Gill (Chair), Ms. Lewis-Gray, Ms. McCombe and Mr. Roberts). The Technical Committee met four times in 2023.
The Technical Committee is responsible for, among other things:
•
monitoring and reviewing the Company’s operational practices and processes;

•
monitoring and reviewing the Company’s practices with respect to the estimates of mineral reserves and mineral resources;

•
monitoring and reviewing the risks associated with the Company’s operations; and

•
providing guidance to management of the Company with respect to operational practices and processes.

The Technical Committee reports directly to the Board and provides a forum to review technical and operating matters in a more thorough and detailed manner than could be adopted by the full Board. The Technical Committee charter provides that a majority of the members of the Technical Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.
Assessment of Directors
The Company’s Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.
The Board has a formal, comprehensive process to annually assess the performance of the Board as a whole, each Committee and each individual director, which includes a peer review, and is effected under the direction of the Corporate Governance Committee. A list of suggested topics for consideration is shared with each director, which is followed by one-on-one meetings with the Lead Director and Chair of the Board. The suggested topics include a set of open-ended questions to encourage insight on board performance and functioning and to provide peer feedback to directors. Various issues are reviewed and discussed, including Board and Committee structure and composition; succession planning; risk management; director skills, experience and competencies; Board diversity, individual director engagement and contributions; Board and Committee process and effectiveness; and potential topics for director education sessions. These one-on-one meetings take place throughout the year and a summary of the meetings is prepared. The summary is initially provided to the Lead Director and the Chair of the

Corporate Governance Committee and then shared with all directors and forms the basis for the annual Board/Committee/Director review and discussion at a Corporate Governance Committee meeting and subsequent Board meeting. The Company may, from time to time, engage an independent third party to conduct the annual assessment.
Having regard to the annual assessment of directors, there may be instances where the Corporate Governance Committee believes an individual director is not contributing to the Board of Directors to the same standards as other directors. This may be reflected by such things as, without limitation, poor attendance at Board of Directors or Committee meetings, lack of preparation for meetings or other general indications of lack of commitment for Board of Directors, Committee or corporate matters. Should such a situation arise, the Chair of the Corporate Governance Committee (or, should that person be the Director in question, the Chair of the Board of Directors) shall discuss the concerns of the Corporate Governance Committee with that person and provide that person a reasonable period of time to rectify the behaviour/attitude giving rise to the concern. Should the Chair have to discuss this matter with that person a second time, that person may be asked to immediately resign; in any event, in such a situation, that person will not be included in the directors nominated for election at the next shareholders meeting where Directors are to be elected.

APPENDIX B
INCENTIVE SHARE PURCHASE PLAN RESOLUTION
BE IT RESOLVED THAT:
1.
Section 3.5 of the Incentive Share Purchase Plan be amended to increase the number of common shares reserved for issuance under the Incentive Share Purchase Plan by 4,000,000 common shares to 13,600,000 common shares;

2.
the Incentive Share Purchase Plan of the Company is hereby amended; and

3.
any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

B-1

APPENDIX C
AMENDED AND RESTATED INCENTIVE SHARE PURCHASE PLAN
ARTICLE 1
INTRODUCTION
1.1
Purpose:

The purpose of this incentive share purchase plan (the “Plan”) is to encourage equity participation in Agnico Eagle Mines Limited by its directors, officers and employees through the purchase of common shares of Agnico Eagle Mines Limited (the “Shares”).
As used herein, unless the context otherwise requires, the term “Company” refers collectively to Agnico Eagle Mines Limited and its subsidiary companies.
ARTICLE 2
PURCHASE PLAN
2.1
Participation:

Subject to Section 2.10 and applicable laws, all directors of the Company, excluding non-executive directors, and all officers and full-time employees of the Company who have been continuously employed by the Company for at least 12 consecutive months are eligible to participate in the Plan (such persons are referred to herein as “Participants”). The Committee (defined in Section 3.7 hereof) shall have the right, in its absolute discretion, to waive such 12 month period or refuse any person or group of persons the right of participation or continued participation in the Plan.
2.2
Election to Participate and Participant’s Contribution:

A Participant may elect to participate in the Plan during a calendar year (a “Plan Year”) by delivering to the Company not later than December 10 of the preceding calendar year (the “Enrolment Date”) a written direction in the form prescribed from time to time. If the Plan’s payroll deduction feature is selected, such form will authorize the Company to deduct an amount from the Participant’s basic annual salary from the Company, before deductions and exclusive of any overtime pay, bonuses or allowances of any kind whatsoever (the “Basic Annual Salary”), in equal instalments based on the applicable payroll schedule. Alternatively, a Participant may elect to make contributions to the Plan on a quarterly basis in four equal instalments by cheque payable to the Company. The amounts so deducted by or paid to the Company (the “Participant’s Contribution”) will be applied to the purchase of Shares pursuant to the Plan and shall be held by the Company in trust for the purposes of the Plan.
Except in the case of Participants who are directors of the Company, the Participant’s Contribution during a Plan Year shall not exceed 10% of the Participant’s Basic Annual Salary for the calendar year in which the Enrolment Date falls. The Participant’s Contribution during a Plan Year of any director of the Company electing to participate in the Plan shall not exceed such director’s annual board and committee retainer fees for the calendar year in which the Enrolment Date falls. No adjustment shall be made to the Participant’s Contribution until the following Enrolment Date and then only if a new written direction has been delivered to the Company.
2.3
Participant’s Contribution — Alternate Arrangements:

Plan participation by payroll deduction is not available to Participants who are full-time employees on short-term or long-term disability, workers’ compensation or parental leave. For such Participants, payment of their Participant’s Contribution will be accepted by cheque, subject to the satisfaction of all other requirements of the Plan.
The failure by a Participant to make any required contributions under the terms of the Plan shall, at the option of the Company, be deemed to be a cancellation of such Participant’s election to participate in the Plan. The deemed cancellation will be effective at the close of business on the last business day of the month in which the deemed cancellation occurs. The defaulting Participant will be notified of such cancellation by notice in writing mailed to such Participant and any Participant’s Contribution held by the Company in trust for such Participant shall be returned to the defaulting Participant. No Shares will be issuable to a Participant where his or her Participant’s Contribution has not been made in accordance with the terms of the Plan.
2.4
Company’s Contribution:

Immediately prior to the date any Shares are issued to a Participant in accordance with Section 2.6 hereof, the Company will credit the Participant with and thereafter hold in trust for the Participant an amount (the “Company’s Contribution”) equal to no more than 50% of the Participant’s Contribution then held in trust by the Company.
2.5
Aggregate Contribution:

The Participant’s Contribution plus the Company’s Contribution shall be the “Aggregate Contribution”. The Company shall not be required to segregate the Participant’s Contribution or the Aggregate Contribution from its own corporate funds or to pay interest thereon to any Participant.
2.6
Issue of Shares:

On March 31, June 30, September 30 and December 31 in each Plan Year, or if any such day is not a business day, then on the preceding business day (each, an “Issue Date”), the Company will issue to each Participant fully paid and non-assessable Shares equal, as nearly as possible, in value to the Aggregate Contribution held in trust on such date by the Company for each such Participant converted into Shares at the Market Price (as defined below) on such Issue Dates. If such conversion would otherwise result in the issue to a Participant of a fraction of a Share, the Company will issue only such number of whole Shares as may be purchased with such Aggregate Contribution. Until the Shares are issued, Participants shall have none of the rights or obligations of a shareholder with respect to such Shares.
In this Section 2.6, “Market Price” on any Issue Date shall be the simple average of the high and low trading prices of the Shares on The Toronto Stock Exchange (the “TSX”) for each of the five trading days immediately prior to such Issue Date (a “Pricing Period”). If the Shares did not trade on the TSX during the Pricing Period, Market Price shall be the simple average of the high and low trading prices of the Shares on the New York Stock Exchange (the “NYSE”) during such Pricing Period converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE during the Pricing Period, Market Price shall be the simple average of the high and low trading prices of the Shares on such stock exchange in Canada on which the Shares are listed during such Pricing Period as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the simple average of the bid and ask prices of the Shares on the TSX during such Pricing Period.
The Company shall hold any unused balance of the Aggregate Contribution in trust for a Participant until such balance is utilized in accordance with the Plan.
2.7
Record of Purchase:

Within two months after each Issue Date, each Participant shall be furnished with a record of the Shares purchased on such Issue Date, the applicable Market Price and the balance remaining in his or her account, together with an electronic notification of the number of the Shares issued to and registered in the name of the Participant.
2.8
Restricted Period:

The Plan is intended to provide Shares for investment by Participants (through the holding of Shares in an attempt to align the interests of Participants and shareholders) and not for immediate resale;

accordingly, the Participants must hold the Shares purchased under the Plan for one year. For the one-year period commencing on an Issue Date and ending on the first anniversary of such Issue Date (the “Restricted Period”), the Shares issued to a Participant on such Issue Date may not be sold, transferred or otherwise disposed of by the Participant. The Participant shall be the registered holder of the Shares during the Restricted Period until such time as the Shares are sold or otherwise disposed of by the Participant following the expiration of the Restricted Period. During the Restricted Period the Participant shall be entitled to all of the rights of a shareholder of the Company including, without limitation, the Participant shall have (a) the right to exercise the votes attaching to his or her Shares; and (b) all cash dividends and other cash distributions declared and paid by the Company in respect of any Shares shall be paid to or to the order of the Participant. During the Restricted Period, a Participant may transfer, sell or tender any or all of the Shares held by the Participant which are subject to a Restricted Period pursuant to a bona fide third party take-over bid made to all shareholders of the Company or similar acquisition transaction provided that, if the take-over bid or acquisition transaction is not completed, any Shares held by the Participant shall remain subject to the prohibitions on sale, transfer or other disposition until the expiration of the applicable Restricted Period. The Chief Executive Officer of the Company (or such person designated by the Chief Executive Officer) may elect, in his or her absolute discretion, to waive any Restricted Period applicable to the Shares held by a Participant. In respect of the waiver of any Restricted Period applicable to the Shares held by the Chief Executive Officer of the Company, the Committee shall make such election, in its absolute discretion.
The Restricted Period and the related restrictions on the sale, transfer or other disposition of the Shares by a Participant as set out in this Section 2.8 shall not be applicable to any Participants who are “U.S. Participants” employed by the Company in the United States. In this Section 2.8, a “U.S. Participant” shall include any Participant who is a U.S. person, as defined in Rule 902 of Regulation S under the United States Securities Act of 1933, as amended.
2.9
Withdrawal from the Plan:

In the event that a Participant ceases to be eligible for participation in the Plan by virtue of the termination of his or her relationship with the Company for any reason, whether voluntary or involuntary, or in the event of the death of the Participant while participating in the Plan, no further purchases of Shares will be made and the Participant’s Contribution then held by the Company for the Participant shall be paid to the Participant or his or her estate or otherwise as directed by a court of competent jurisdiction, as the case may be, and the Company’s Contribution then held in trust for the Participant shall be paid to the Company. In addition, any Restricted Period covering the Shares then held by the Participant shall immediately lapse and be of no further force or effect. Unless granted permission by the Chief Executive Officer of the Company (or such person designated by the Chief Executive Officer) in the case of a Participant other than the Chief Executive Officer, or by the Committee in the case of the Chief Executive Officer, a Participant is not permitted to withdraw from the Plan during a Plan Year in which the Participant has elected to participate in the Plan.
2.10
Termination of the Plan:

Termination of the Plan shall not affect the rights of the Participant’s to the Shares purchased by them pursuant to the Plan. In the event of termination of the Plan, the Company shall pay to each Participant the Participant’s Contribution then held in trust by the Company for such Participant.
ARTICLE 3
GENERAL
3.1
Transferability:

All benefits and rights accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant, all benefits and rights may only be exercised by the Participant.
3.2
Employment:

Nothing contained in the Plan or in any benefit or right granted hereunder shall confer upon any Participant any right with respect to service or continuance of service with the Company, or interfere in any way with the right of the Company to terminate the Participant service with the Company at any time. Participation in the Plan by a Participant is voluntary.
3.3
Record Keeping:

The Company shall maintain a register in which shall be recorded the name and address of each Participant and all Participant’s Contributions.
3.4
Necessary Approvals:

The Plan, and the obligations of the Company to issue and deliver any Shares in accordance with the Plan, are subject to the approval of any regulatory authority having jurisdiction over the securities of the Company. If any Shares cannot be issued to any Participant for any reason whatsoever, the obligation of the Company to issue such Shares shall terminate and any Participant’s Contribution held in trust for a Participant will be returned to the Participant.
3.5
Number of Shares Reserved:

The maximum number of Shares which may be reserved for issuance under the Plan shall be 13,600,000 Shares, which number may only be increased with the approval of the shareholders of the Company.
3.6
Adjustments in Event of Change in Shares:

(a)
In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Committee.

(b)
In the event of a change in the Company’s authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares under the Plan. In the event of any other changes affecting the Shares, such adjustment shall be made as may be deemed equitable by the Committee to give proper effect to such event.

3.7
Plan Administration and Amendments to Plan:

(a)
The Plan will be administered by the Compensation Committee of the Board of Directors of the Company (the “Committee”) or by any other committee of the Board of Directors or committee composed of directors and/or officers of the Company as the Board of Directors may from time to time designate, and after such designation, references to the Committee herein shall be deemed to refer to such other committee as the case may be.

(b)
The Committee shall have authority to adopt, amend or rescind rules and regulations as in its opinion may be advisable or required in the administration or operation of the Plan. The Committee shall also have authority to interpret and construe the Plan and the rules, regulations and documentation utilized under the Plan and may make any and all determinations deemed necessary or advisable for the administration of the Plan. Any interpretation or construction of any provision of the Plan or the rules, regulations or documentation utilized under the Plan shall be final, conclusive and binding on the Participants. All administrative costs of the Plan shall be paid by the Company. The senior officers of the Company are authorized and directed to do all things and execute and deliver all instruments, undertakings and applications and writings as they in their absolute discretion consider necessary for the implementation of the rules and regulations established for administering the Plan.

(c)
The Committee reserves the right to amend, modify, suspend or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Committee without notice to or approval by the shareholders of the Company, provided that all material amendments to the

Plan shall require the prior approval of the shareholders of the Company. Examples of the specific types of amendments that are not material and that the Committee is entitled to make without shareholder approval include, but are not limited to:
(i)
amendments to the Plan to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or stock exchange;

(ii)
amendments of a “housekeeping” nature, which include amendments relating to the administration of the Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision hereof;

(iii)
amendments to change the class of Participants eligible to participate in the Plan;

(iv)
amendments to change the terms and conditions of any financial assistance which may be provided by the Company to Participants under the Plan; and

(v)
amendments to change the terms and conditions of the restrictions on the sale, transfer or other disposal of Shares by Participants under the Plan.

(d)
Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained. Without limitation of the foregoing, the approval of a majority of the shareholders of the Company present in person or by proxy and entitled to vote at a meeting of shareholders shall be required for the following matters:

(i)
any amendment to the provisions of section 3.7(c), other than an amendment within the nature of paragraphs (i) and (ii) of section 3.7(c);

(ii)
any amendment to increase the maximum number of Shares reserved for issuance under the Plan pursuant to section 3.5 (other than pursuant to section 3.6);

(iii)
any amendments to the Participant’s Contribution limits provided for in section 2.2, including the Participant Contribution limit of any director of the Company; and

(iv)
any amendments to the Company’s Contribution limits provided for in section 2.4.

3.2
No Representation or Warranty:

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the Plan.
3.3
Interpretation:

The Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

APPENDIX D
ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION
BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:
1.
on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.

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APPENDIX E
2023 VOTING RESULTS
The results of the voting on the matters submitted to the annual and special meeting (the “2023 Meeting”) of the shareholders (the “Shareholders”) of Agnico Eagle Mines Limited (the “Company”) held on April 28, 2023 are as set out below. At the 2023 Meeting, Shareholders were asked to consider certain annual meeting matters and special business.
The matters voted upon at the 2023 Meeting and the results of the voting were as follows.
Item 1: Election of Directors
By a vote by way of ballot, the eleven candidates presented as nominees to the board of directors at the 2023 Meeting were duly elected to hold office until the next annual meeting of Shareholders following the 2023 Meeting or until their respective successors are elected or appointed or their position is vacated. The results of the ballot on this matter were as follows:
Name	Votes “For”	Votes “Withheld”	Total Votes Cast	Percentage of Votes “For”	Percentage of Votes “Withheld”
	(#)	(#)	(#)	(%)	(%)
Leona Aglukkaq	315,970,377	12,768,930	328,739,307	96.12	3.88
Ammar Al-Joundi	323,341,893	5,397,414	328,739,307	98.36	1.64
Sean Boyd	307,701,329	21,037,976	328,739,305	93.60	6.40
Martine A. Celej	263,300,628	65,438,678	328,739,306	80.09	19.91
Jonathan Gill	318,478,750	10,260,556	328,739,306	96.88	3.12
Peter Grosskopf	287,355,585	41,385,026	328,740,611	87.41	12.59
Elizabeth Lewis-Gray	318,845,651	9,893,655	328,739,306	96.99	3.01
Deborah McCombe	318,584,807	10,154,499	328,739,306	96.91	3.09
Jeffrey Parr	309,419,358	19,319,947	328,739,305	94.12	5.88
J. Merfyn Roberts	307,437,469	21,301,837	328,739,306	93.52	6.48
Jamie C. Sokalsky	309,356,210	19,383,096	328,739,306	94.10	5.90
Item 2: Appointment of Auditors
By a vote by way of ballot, Ernst & Young LLP, Chartered Accountants, were reappointed as auditors of the Company to hold office until the next annual meeting of Shareholders of the Company or until their successors are appointed, and the board of directors of the Company was authorized to fix the remuneration of the auditors. The results of the ballot on this matter were as follows:
	Total Votes	Percentage of Votes Cast
	(#)	(#)
Votes “For”	282,054,638	80.44
Votes “Withheld”	68,590,219	19.56
Total Votes Cast	350,644,857	100%
Item 3: Advisory Resolution on Approach to Executive Compensation
By a vote by way of ballot, the Shareholders voted on a non-binding, advisory resolution on the Company’s approach to executive compensation. The results of the ballot on this matter were as follows:
	Total Votes	Percentage of Votes Cast
	(#)	(#)
Votes “For”	82,708,988	25.16
Votes “Withheld”	246,030,312	74.84
Total Votes Cast	328,739,300	100%
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YOUR VOTE AS A SHAREHOLDER IS IMPORTANT. VOTE TODAY.

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Agnico Eagle’s proxy solicitation agent:
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com